As filed with the Securities and Exchange Commission on November 25, 2009
Registration No. 333-163185

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Linkage Technologies International Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7371 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

No. 16 Building,
No. 12 Dinghuaimen, Nanjing 210013
People’s Republic of China
(86-25) 8375-3888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. Latham & Watkins 41st Floor, One Exchange Square 8 Connaught Place, Central, Hong Kong (852) 2522-7886	Anthony Root, Esq. Edward Sun, Esq. Milbank, Tweed, Hadley & McCloy LLP Units 05-06, 15th Floor, Tower 2, China Central Place 79 Jianguo Road, Chaoyang District Beijing 100025, China (86-10) 5969-2700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered(1)(2)	Per Share	Price(1)	Fee(4)
Ordinary shares, par value $0.01 per share(2)(3)	117,300,000	$1.50	$175,950,000	$9,818

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ADSs. The ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-163213). Each American depositary share represents ten ordinary shares.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED November 25, 2009

PRELIMINARY PROSPECTUS

10,200,000 American Depositary Shares
Linkage Technologies
International Holdings Limited

Representing 102,000,000 Ordinary Shares

This is an initial public offering of American Depositary Shares, or ADSs, of Linkage Technologies International Holdings Limited. We are offering 10,200,000 ADSs. Each ADS represents the right to receive ten ordinary shares, par value $0.01 per share.

The underwriters have an option to purchase up to 1,530,000 additional ADSs from certain existing shareholder to cover over-allotments, at the initial public offering price less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We anticipate the initial public offering price per ADS will be between $13.0 and $ 15.0. We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “BOSS.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 9.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to Linkage Technologies International Holdings Limited (before expenses)	$	$

The underwriters expect to deliver the ADSs to purchasers on or about          , 2009 through the book-entry facilities of The Depositary Trust Company.

Citi	Barclays Capital

Piper Jaffray	Susquehanna Financial Group, LLLP	Wedbush Securities

The date of this prospectus is December  , 2009.

Market Leadership With a Strong Customer Base

- Serving all of the three telecom operators in China

Comprehensive Solution and Service Offerings

- Software solutions capable of supporting mobile, fixed-line and broadband operations
- Value-added consulting and system integration services
- Support 3G technologies

LINKAGE

Strong Development Capabilities

- 6 R&D centers in China
- Proprietary software development platforms

Critical Services and Customer Support

- 37 service centers across 23 provinces in China
- Services based on broad industry knowledge

Experienced Management With a Focus on Innovation

- Experienced team of software and telecom industry veterans
- Culture of innovation and quality services

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information that is different from that contained in this prospectus or in any filed free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any filed free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Until          , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Summary

The following summary highlights selected information appearing elsewhere in this prospectus and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. Unless the context otherwise requires, in this prospectus, “we,” “us,” “our company,” “our” and “Linkage” refer to Linkage Technologies International Holdings Limited and its subsidiaries; “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, Hong Kong and Macau; “ADSs” refers to American depositary shares, each of which represents ten ordinary shares in our company; “RMB” or “Renminbi” refers to the legal currency of China; and “$” or “U.S. dollars” refers to the legal currency of the United States.

Our Business

We are a leading provider of software solutions and IT services for the telecommunications, or telecom, industry in China. We develop and implement core operating systems for all of the three telecom operators in China, namely, China Mobile, China Telecom and China Unicom, that address essential software requirements critical to their success in the evolving telecom industry.

The recent restructuring of China’s telecom industry opened the fixed-line, mobile and broadband segments to all existing telecom operators in China, and the ensuing competition in these segments prompted each telecom operator to increase its IT spending on infrastructure upgrades and the third generation wireless network, or 3G, and other next-generation technologies. We believe we are well positioned to capitalize on the competition and other trends in the telecom industry through our market leadership, long-standing relationships with the three telecom operators, comprehensive solution and service offerings, strong development capabilities and superior customer service and support.

Our telecom software solutions are built on unified platforms, scalable modules and standardized interfaces. This allows us to seamlessly and reliably support the fixed-line, mobile and broadband operations of our telecom operator customers, and help them timely and cost-effectively respond to challenges presented by a rapidly converging and expanding subscriber base, diversified service offerings and continuous technological innovations. Marketed as an integrated system or individual functions, our telecom software solutions include primarily the following:

BSS, or Business Support Systems, that support customer-oriented account, billing and customer service functions: According to International Data Corporation, or IDC, an independent research company, BSS constituted approximately 44% of China’s telecom IT solutions market in 2008 and we ranked No. 1 in terms of market share of BSS solutions in China in 2008;

OSS, or Operation Support Systems, that manage network systems: According to IDC, OSS constituted approximately 24% of China’s telecom IT solutions market in 2008 and we ranked No. 5 in terms of market share of OSS solutions in China in 2008; and

BI, or Business Intelligence systems, that facilitate decision analysis processes: According to IDC, BI constituted approximately 11% of China’s telecom IT solutions market in 2008 and we ranked No. 2 in terms of market share of BI solutions in China in 2008.

As of September 30, 2009, 69 out of the 97 provincial subsidiaries and headquarters of the three telecom operators, which support an estimated 425 million mobile and 285 million fixed-line subscribers in China, were customers of our software solutions and services.

Our market leadership is driven by our strong software development capabilities. As of September 30, 2009, we had six research and development centers located in different cities in China and 3,308 of our 3,465 employees dedicated to research, development and implementation. Our core technologies are protected by nine patents and 12 pending patent applications in China, and one patent and two pending patent applications in the United States.

Our total revenues grew from $46.8 million in 2006 to $88.3 million in 2008 and our net income grew from $9.2 million in 2006 to $17.1 million in 2008. For the six months ended June 30, 2009, we generated total revenues of $66.6 million and net income of $15.1 million. In addition to software development, we generate revenues from offering telecom operators IT services, such as consulting and system integration, and implementation of third-party hardware and software to address their other IT needs. Revenues from software development, IT services and third-party hardware and software constituted 88.3%, 5.9% and 5.8%, respectively, of our total revenues in 2008, and 88.2%, 2.5% and 9.3%, respectively, of our total revenues for the six months ended June 30, 2009.

Our Market Opportunities

China’s telecom industry has undergone rapid growth and recently became the largest telecom market in the world in terms of the number of subscribers. According to Informa Telecoms & Media, a market research firm, the mobile, fixed-line and broadband subscriber bases in China grew at a compounded annual growth rate, or CAGR, of approximately 23.1%, 9.6% and 102.1%, respectively, to 619 million, 341 million and 83 million from 2001 to 2008. However, fixed-line and mobile penetration rates in China still lag behind developed countries such as the US. According to Informa Telecoms & Media, the fixed-line and mobile penetration rates in China were approximately 75% and 46%, respectively, compared to 116% and 87%, respectively, in the US in 2008. The relatively low penetration rates in China, combined with promising macroeconomic conditions and governmental policies encouraging the development of the rural economy, are expected to result in sustainable and rapid growth of the telecom industry in China in the future.

The recent restructuring and the issuance of 3G licenses have changed the competitive landscape of China’s telecom industry and may drive the telecom operators’ demand for software solutions and related upgrades and services in order to gain competitive advantage and meet various customer needs. According to IDC, the BSS, OSS and BI markets are expected to grow at CAGRs of 14.8%, 11.5% and 15.0%, respectively, from 2008 to 2013.

In addition, as telecom operators face intensifying competition, they may further streamline software suppliers as a way of enhancing system capability and integrity. As a result, market concentration may continue to increase and benefit market leaders. According to IDC, the top five companies of the BSS, OSS, and BI markets had combined market shares of 49%, 61% and 74%, respectively, in 2008.

Our Strengths

We believe the following strengths and, in particular, our track record of providing comprehensive solutions and services to all major telecom operators in China, allow us to compete effectively and capitalize on the opportunities presented by the ongoing transformation of the telecom industry:

•	Market leadership with a strong customer base;

•	Comprehensive solution and service offerings;

•	Strong development capabilities built on proprietary development platforms;

•	Superior services and customer support; and

•	Experienced management with a focus on innovation.

Our Strategy

Our ultimate goal is to become the leader among providers of telecom software solutions in China. Our immediate goal is to increase our revenues and market share by effectively capitalizing on the opportunities presented by the restructuring of China’s telecom industry and the introduction of 3G networks in China. We intend to achieve our goals by implementing the following strategies:

•	Expand customer base and generate additional customer demand;

•	Increase investment in research and development;

•	Continue to deliver superior customer service; and

•	Pursue new opportunities and strategic alliances and acquisitions.

Our Challenges

We believe our primary challenges are:

•	Our reliance on China’s telecom industry;

•	Uncertainties in our ability to offer solutions that meet market demand and to effectively respond to changes in technology;

•	Competition from existing competitors and new market entrants;

•	Uncertainties arising from the license of technologies from and sharing of trademarks with an affiliate;

•	Uncertainties relating to the sharing of certain of our intellectual properties with our customers;

•	Recruitment and retention of skilled software engineers and other personnel; and

•	Restrictions under PRC laws on the ability of our PRC subsidiaries to pay dividends or make other distributions to us.

In addition, we face risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects. Thus, you should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in the ADSs.

Our Corporate History and Structure

We commenced operations in 1997 through Lianchuang Technology Company Limited, or Lianchuang Technology, a joint stock limited company in China. Lianchuang Technology was primarily engaged in providing customized proprietary software, system integration and network solutions in China. In November 1998, Lianchuang Technology, through two employees, incorporated Hong Kong Linkage Technology Limited, or Linkage HK, a Hong Kong company. In January 2003, Lianchuang Technology organized Suzhou United New Science and Technology Corporation, or Linkage Suzhou, a wholly foreign owned enterprise in China.

We commenced a corporate restructuring in July 2003. Set forth below are the key steps of our restructuring.

•	In July 2003, we formed Linkage Technologies Investment Limited, or Linkage BVI, a company organized under the laws of the British Virgin Islands;

•	In February 2004, we formed Linkage Technology (Nanjing) Co., Ltd., or Linkage Nanjing, a wholly-owned subsidiary of Linkage BVI. In June 2004, Linkage Nanjing acquired the telecom-related business and assets of Lianchuang Technology. Subsequently, Linkage BVI acquired all the issued and outstanding share capital of Linkage Suzhou and Linkage HK;

•	In February 2004, Linkage Technologies International Holdings Limited, or Linkage Cayman, was organized under the laws of the Cayman Islands;

•	In anticipation of this offering, in December 2008, Linkage Cayman issued its shares to the then existing shareholders of Linkage BVI in exchange for all of the outstanding shares of Linkage BVI. As a result, Linkage Cayman became the holding company of our group; and

•	In December 2008, Linkage BVI transferred all of its equity interests in Linkage Nanjing to Linkage HK.

The following diagram illustrates our current corporate structure and the place of organization of each of our subsidiaries as of the date of this prospectus.

(1)	Linkage Cayman, our holding company, was organized under the laws of the Cayman Islands.

(2)	Linkage BVI, our intermediate holding company, was organized under the laws of the British Virgin Islands.

(3)	Linkage HK is a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Linkage BVI. Linkage HK is primarily engaged in third-party hardware procurement.

(4)	Linkage Nanjing is a wholly foreign owned enterprise organized under the laws of the PRC and a wholly owned subsidiary of Linkage HK. Linkage Nanjing is our primary operating subsidiary providing software solutions and IT services to the telecom operators in China.

(5)	Linkage Suzhou is a wholly foreign owned enterprise organized under the laws of the PRC and a wholly owned subsidiary of Linkage BVI. Linkage Suzhou is currently inactive.

Corporate Information

Our principal executive offices are located at No. 16 Building, No. 12 Dinghuaimen, Nanjing 210013, People’s Republic of China. Our telephone number at this address is (86-25) 8375-3888 and our fax number is (86-25) 8375-3988. Our registered office in the Cayman Islands is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-111, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.linkage-tech.com. The information contained on our website does not constitute a part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

The Offering

Total ADSs offered by us	10,200,000 ADSs

Option to purchase additional ADSs	Certain existing shareholder has granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,530,000 additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Offering price	We currently estimate that the initial public offering price will be between $13.0 and $15.0 per ADS.

ADSs outstanding immediately after this offering.	10,200,000 ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs.

Ordinary shares outstanding immediately after this offering	510,648,658 ordinary shares(1)

The ADSs	Each ADS represents the right to receive ten ordinary shares. The ADSs may be evidenced by American Depositary Receipts, or ADRs. As an ADS holder, we will not treat you as one of our shareholders. The depositary will be the holder of the shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. The depositary will pay you the cash dividends or other distributions it receives on shares after deducting its fees and expenses and applicable withholding taxes. You must pay a fee for issuance or cancellation of ADSs, distribution of securities by the depositary and other depositary services, as provided in the deposit agreement. You are entitled to the delivery of the shares underlying your ADSs upon the surrender of such ADSs at the depositary’s office, the payment of applicable fees and expenses and the satisfaction of applicable conditions set forth in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.

Proposed New York Stock Exchange symbol	BOSS

Use of proceeds	We estimate that we will receive net proceeds of approximately $129.3 million from this offering, assuming an initial public offering price of $14.0 per ADS, which is the mid-point of the estimated public offering price range after deducting underwriting discounts and estimated aggregate offering expenses payable by us. We intend to use the net proceeds we receive from this offering to expand our research and development efforts and for other general corporate purposes. See “Use of Proceeds.”

Lockup	We, our directors and executive officers and our existing shareholders (who in aggregate hold shares representing approximately 99% of our share capital immediately prior to this offering) have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. Furthermore, our management and the majority of our employee shareholders have agreed with us not to sell, transfer or dispose of any ordinary shares for periods ranging from six months to three years. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

(1)	The number of ordinary shares that will be outstanding immediately after this offering:

•	excludes 61,979,069 ordinary shares reserved for future issuances under our 2009 Share Incentive Plan;

•	excludes an option to purchase 4,545,132 ordinary shares granted to an executive officer; and

•	assumes the underwriters do not exercise their option to purchase additional ADSs.

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of operating data and other consolidated financial data for the years ended December 31, 2006, 2007 and 2008 and consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. Our summary consolidated statements of operating data and other consolidated financial data for the six months ended June 30, 2008 and 2009 and the consolidated balance sheet data as of June 30, 2009 have been derived from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read the following information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period. In addition, our unaudited results for the six months ended June 30, 2009 may not be indicative of our results for the full year ending December 31, 2009. We have not included financial information for the years ended December 31, 2004 and 2005, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2006, 2007 and 2008 and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	($ in thousands, except percentage, share, per share and per ADS data)

Consolidated Statements of Operations
Revenues:
Software development	32,751	44,729	77,961	29,487	58,736
IT services	6,358	4,703	5,192	2,024	1,692
Third-party hardware and software	7,659	4,348	5,176	1,474	6,181

Total revenues	46,768	53,780	88,329	32,985	66,609

Cost of revenues:
Software development(1)	(16,233)	(19,319)	(35,587)	(14,427)	(27,531)
IT services	(953)	(519)	(942)	(474)	(873)
Third-party hardware and software	(6,827)	(3,852)	(4,626)	(1,296)	(5,503)

Total cost of revenues	(24,013)	(23,690)	(41,155)	(16,197)	(33,907)

Gross profit:	22,755	30,090	47,174	16,788	32,702

Operating expenses:
Sales and marketing expenses(1)	(4,332)	(5,651)	(7,384)	(3,513)	(4,174)
General and administrative expenses(1)	(7,186)	(9,661)	(15,613)	(4,376)	(7,649)
Research and development expenses	(704)	(1,098)	(2,522)	(819)	(2,914)

Total operating expenses	(12,222)	(16,410)	(25,519)	(8,708)	(14,737)

Income from operations	10,533	13,680	21,655	8,080	17,965

Other income (expense):
Interest income	141	231	165	92	62
Interest expense	(614)	(683)	(489)	(371)	(320)
Other income (expense), net	54	165	245	195	520

Total other income (expense), net	(419)	(287)	(79)	(84)	262

Income before income taxes	10,114	13,393	21,576	7,996	18,227
Income tax expense	(943)	(810)	(4,477)	(2,294)	(3,081)

Net income	9,171	12,583	17,099	5,747	15,146

Net income per share:
Basic	$0.02	$0.03	$0.04	$0.01	$0.04
Diluted	$0.02	$0.03	$0.04	$0.01	$0.04

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	($ in thousands, except percentage, share, per share and per ADS data)

Net income per ADS:
Basic	$0.23	$0.31	$0.42	$0.14	$0.37
Diluted	$0.23	$0.31	$0.42	$0.14	$0.37
Weighted average number of shares used in calculating net income per share:
Basic	406,995,883	406,995,883	406,995,883	406,995,883	406,995,883
Diluted	406,995,883	406,995,883	406,995,883	406,995,883	406,995,883
Cash dividends declared per ordinary share (RMB/$)	0.0280/0.0041	0.0587/0.0086	0.2661/0.0390	0.0333/0.0049	0.2471/0.0362
Other Consolidated Financial Data
Gross margin(2)	48.7%	56.0%	53.4%	50.9%	49.1%
Software development(2)	50.4%	56.8%	54.4%	51.1%	53.1%
IT services(2)	85.0%	89.0%	81.9%	76.6%	48.4%
Third-party hardware and software(2)	10.9%	11.4%	10.6%	12.1%	11.0%
Operating margin(3)	22.5%	25.4%	24.5%	24.5%	27.0%
Net margin(4)	19.6%	23.4%	19.4%	17.4%	22.7%

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	($ in thousands)

Share-based compensation expenses included in:
Cost of revenues (software development)	–	–	1,820	1,820	–
Sales and marketing expenses	–	–	232	232	–
General and administrative expenses	–	577	231	231	–

(2)	Gross margin represents gross profit as a percentage of total revenues. Gross margin from each of software development, IT services and third-party hardware and software represents gross profit from software development as a percentage of revenues from software development, IT services and third-party hardware and software, respectively.

(3)	Operating margin represents income from operations as a percentage of total revenues.

(4)	Net margin represents net income as a percentage of total revenues.

	As of December 31, 2008	As of June 30, 2009
	Actual	Actual	As adjusted(1)
	($ in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	17,976	16,715	145,972
Trade accounts receivable, net	52,393	69,092	69,092
Total current assets	90,723	112,588	241,845
Total assets	92,964	115,525	244,782
Deferred revenues	17,085	15,725	15,725
Total current liabilities	59,286	81,426	81,426
Total liabilities	59,286	81,426	81,426
Total shareholders’ equity	33,678	34,099	163,356

(1)	Our consolidated as adjusted balance sheet data as of June 30, 2009 gives effect to the issuance and sale of 102,000,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $14.0 per ADS, the mid-point of the estimated range of the initial public offering price, set forth on the cover of this prospectus, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs. A $1.0 increase (decrease) in the assumed initial public offering price of $14.0 per ADS would increase (decrease) the amounts representing cash and cash equivalents, total assets and total shareholders’ equity by $9.5 million.

Risk Factors

An investment in our ADSs involves significant risks. You should carefully consider the risks and uncertainties described below as well as information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ADSs. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Company and Our Industry

Our current business depends almost entirely on demand for IT solutions and services from customers in China’s telecom industry. If the growth of China’s telecom industry or the demand for IT solutions and services does not continue, our revenues and business prospects could suffer.

We focus exclusively on the telecom industry in China and depend almost entirely on demand from the telecom industry in China for our solutions and services. Our past growth has been fueled by substantial growth in the telecom industry in China and related growth in IT spending by telecom operators. This growth may not continue at the same rate or at all. Any economic downturn, inflation, contraction in subscriber base, decline in the stock price of telecom operators or any other adverse changes in market conditions could adversely affect the telecom operators. Other developments in the telecom industry, such as industry consolidation, entry of new market participants, competition from the Internet or any other changes that affect the overall competition in the telecom market could also have a material adverse effect on telecom operators. As external factors favor less growth in the telecom industry or for individual operators, telecom operators may reduce their IT expenditures. They may also delay purchases or put downward pressure on pricing. Our revenues and business prospects could be adversely affected as a result.

As the telecom industry in China is heavily regulated by the Chinese government, the business strategies, capital expenditure budgets and spending plans of the telecom operators are significantly affected by government policies. As a result, the growth of our business is also heavily dependent on these government policies. Insufficient future funding allocated to China’s telecom industry by the government could directly reduce the demand for our solutions and services. Government initiatives directed at the market could also significantly affect the market conditions for telecom operators and influence the level of spending on IT solutions and services. While some of these initiatives, such as the convergence of mobile and fixed-line markets in the telecom industry, may increase market competition and generate more demand for our solutions and services, the anticipated increase in demand may not materialize. Some operators may not adapt well to the market conditions under the new regulatory environment and may reduce their demand for our solutions and services as a result. The telecom industry may also become less competitive over time, either as a result of market propelled consolidations or as a result of government efforts to curtail competition. A less competitive market may create fewer incentives for IT spending on innovations and upgrades, which may directly affect our revenues and business prospects.

The global financial and economic crisis, particularly the slowdown in the Chinese economy, may adversely affect our business, results of operations and financial condition.

The global financial markets have experienced significant disruptions recently, and most of the world’s major economies have entered into recession. The Chinese economy has also slowed down significantly since the second half of 2008 and this trend may continue for the rest of 2009 and beyond. Our operations are located in China and we derive most of our revenues from the telecom industry in China. Any prolonged slowdown in the Chinese economy, in particular the telecom industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may decrease or delay spending on our solutions and services, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

We depend on a few customers for a significant portion of our revenues and this dependence is likely to continue. If we fail to obtain business from these key existing customers, our revenues will decline.

We market our solutions to, and sign contracts with, individual provincial subsidiaries of the three telecom operators as well as the headquarters of these three telecom operators. Of the 97 provincial subsidiaries and headquarters of these three telecom operators within China, we had contracts with 69 of them as of September 30, 2009. For the years ended December 31, 2006, 2007 and 2008, and in the six months ended June 30, 2009, three, one, one and one, respectively, of these provincial subsidiaries accounted for more than 10% of our revenues, although no single contract accounted for more than 10% of our revenues during any of those periods. However, in aggregate, China Mobile, China Telecom and China Unicom (including results from China Netcom that merged with China Unicom on October 15, 2008) accounted for 98.6%, 98.2%, 98.9% and 100.0% of our software development revenues in 2006, 2007 and 2008, and in the six months ended June 30, 2009, respectively. We expect revenues from these operators will continue to account for the majority of our revenues, in particular, for our software development revenues.

We do not have long-term contracts with our customers. We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with these operators at the headquarter and provincial levels. The decision to purchase our products and services is in some cases made by operators at the headquarter level and in most cases at the provincial levels. We have dedicated significant resources over the past few years to maintaining our relationships with these operators at both the provincial and the headquarter levels. However, IT spending authority may become more centralized. For instance, China Unicom recently adopted the practice of requiring contracts to be entered into with the headquarters for solutions provided to its provincial subsidiaries, although the provincial subsidiaries will remain as the main decision-makers of the purchases. If telecom operators begin to centralize purchasing decisions or otherwise change the level within the telecom operator at which the purchase decision is made or replace a key decision-maker at any decision-making level, our customer relationship may be disrupted and we may be unable to effectively and timely restore these relationships. Any failure to maintain close relationships with customers, due to unsuccessful sales and marketing efforts, lack of suitable solutions, unsatisfactory customer support and services or any other reason, could result in our losing customers and their businesses. If we lose a key customer, if a key customer significantly reduces its purchasing levels or delays a major purchase or if we fail to attract additional major customers, our business, financial condition and results of operations could be materially and adversely affected.

We have transferred intellectual property rights to a number of our customized software solutions to our customers in the past and may not own all these intellectual property rights. We may be subject to intellectual property infringement claims from these customers and others, which may force us to incur substantial legal expenses and, if determined adversely against us, may disrupt our business and materially and adversely affect our revenues and net income.

Our business involves the development and customization of software solutions for customers. While we retain ownership in the intellectual property rights underlying the core technologies required to develop our customized finished software solutions, in most cases, our contracts for custom-designed projects provided that our customers own, or share with us, intellectual property rights to the finished software solutions developed under such contracts. Under these circumstances, we may not have the right to reuse the related finished software in projects involving other customers nor can we unilaterally apply for copyright registrations, patents or other intellectual property rights for these software solutions. To the extent that we are unable to reuse the software and to the extent that the use of such software is important to the growth of our business with other customers, the inability to reuse such software could hinder the growth of our business. Furthermore, a portion of these contracts provide that our customers have ownership rights to any substantial improvements we subsequently make to the software solutions developed under these contracts. As a result, we may be subject to intellectual property infringement or profit sharing claims in the future from these customers. Any such claims could subject us to costly litigation and may require us to pay damages and develop non-infringing intellectual property or acquire licenses to the intellectual property that is the subject of the alleged infringement. These could harm our reputation and materially and adversely affect our business and net income.

Failure to obtain the required assignment registration for patents and patent applications or failure to renew the trademark license from Lianchuang Technology, and/or complications arising from the assignment or license could disrupt our operations and materially and adversely affect our operating results and share price.

We currently license certain core technologies we use in our solutions from an affiliate, Lianchuang Technology, controlled by Libin Sun, our chairman and chief executive officer, and certain other members of our senior management. We have entered into an assignment agreement with Lianchuang Technology whereby Lianchuang Technology has assigned to us the rights in the patents or patent applications underlying these technologies. However, the transfer of ownership of the patents and patent applications are conditioned on the successful registration of the assignment agreement with the State Patent Office. We have submitted a request for the registration of the assignment agreement, but we do not know when we will successfully obtain such registration, if at all. Prior to the effective transfer of the patents and patent applications, we will continue to rely on our license arrangement with Lianchuang Technology. We do not pay license fees under the license arrangement, and the arrangement will be in effect until approval has been obtained for the transfer of all of the patents and patent applications or, alternatively, their expiration. Although Lianchuang Technology has issued a non-competition commitment letter to us, the enforcement of the non-competition commitment letter is uncertain under U.S., Cayman Islands and PRC laws.

We also license our trademarks from Lianchuang Technology. Under the recently executed supplemental agreement, the license is extended for a term of 20 years. However, this is not automatically renewable and further extension will be subject to negotiation at the end of the current term, which negotiation may not be successful. Additionally, we currently share the same trademark with Lianchuang Technology for our offshore operating entity and, in the past, shared the same website as Lianchuang Technology. Any allegations of misconduct worded ambiguously against Lianchuang Technology could be confused or misinterpreted by investors, our competitors, customers, suppliers, governmental authorities and/or the general public as allegations of misconduct against us, which could materially and adversely affect our reputation, share price and results of operations. Furthermore, our usage of a common name and our past sharing of website with Lianchuang Technology could be confusing to our customers and potential investors, which would lead to unwanted brand dilution and cause our brand awareness and reputation to be tied to those of Lianchuang Technology, and vice-versa.

Any act of infringement, whether alleged or committed by or against Lianchuang Technology, or any other defect, with respect to either the technologies or the trademarks, would be materially adverse to our interests, and we would have no control over any acts committed or omitted by Lianchuang Technology or claims, actions, lawsuits or other proceedings by or against Lianchuang Technology. Changes to or transactions involving Lianchuang Technology’s corporate or capital structure may require the amendment or termination of our licenses from Lianchuang Technology, which could be time-consuming and costly. If we are unable to retain intellectual property rights to certain of our technologies and trademarks or if we suffer from the adverse consequences from the lack of the ownership to the technologies or the sharing of the trademarks, our business and results of operations could be materially and adversely affected.

If we do not continually enhance our solution and service offerings, we may have difficulty in retaining existing customers and attracting new customers.

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing solutions and to introduce new solutions and features to meet the requirements of our customers in a rapidly developing and evolving market. We currently devote significant resources to refining and expanding our base software modules and to developing solutions that operate in accordance with our customers’ networks and systems. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of these products or services or any products or services that we may plan to introduce in the future. Our present or future products may not satisfy the evolving needs of the telecom industry, and these solutions and services may not achieve anticipated market acceptance or generate incremental revenue. If we are unable to anticipate or respond adequately to the need for solutions and services enhancements due to resource, technological or other constraints, our business, financial condition and results of operations could be materially and adversely affected.

We may lose our customers and our financial results would suffer if our customers merge with or are acquired by other telecom operators as a result of the recent and any future restructuring in the telecom industry or otherwise, or if they develop their own in-house capabilities.

Our business may be negatively impacted if our business with a significant number of our customers is reduced. This may occur if our customers are consolidated or if a customer is acquired by, or merges with, another operator that has a more established relationship with other IT solutions providers. Specifically, pursuant to the restructuring plan of China’s telecom industry announced in May 2008, the number of operators has been reduced from six to three through mergers and acquisitions. As a result of the recent and any future restructuring, we may lose customers. Furthermore, as China’s telecom industry grows larger in size and smaller in the number of operators, more IT solutions providers will be competing for projects and operators may be able to exact lower prices for our solutions and services. If we cannot effectively compete with our competitors, we may lose business and our results of operations may be materially and adversely affected. Furthermore, telecom operators may also find it more cost-effective to set up their own IT divisions to meet their IT needs, instead of outsourcing to third-party providers. If the current trend favoring the outsourcing of such services is reduced or reversed, our financial condition and results of operations may be materially and adversely affected.

In addition, as restrictions against foreign ownership in the telecom industry ease, more foreign investors may acquire stakes in, or form strategic alliances with, Chinese telecom operators, and may direct or influence management to use IT solutions providers they recommend or favor, which may lead to lost or reduced business and revenues with these existing customers.

Changes in technology could adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness.

China’s telecom industry, in which we operate, is characterized by rapidly changing technology, evolving industry standards, frequent new services and solutions introductions and enhancements as well as changing customer demands. New solutions and new technologies often render existing solutions and services obsolete, excessively costly or otherwise unmarketable. As a result, our success depends on our ability to adapt to the latest technological progress, such as the 3G standard and technologies, and to develop or acquire and integrate new technologies into our software solutions and IT-related services. Advances in technology also require us to commit substantial resources to developing or acquiring and then deploying new technologies for use in our operations. We must continuously train personnel in new technologies and in how to integrate existing hardware and software systems with these new technologies. We may not be able to adapt quickly to new technologies or commit sufficient resources to compete successfully against existing or new competitors in bringing to market solutions and services that incorporate these new technologies. If we fail to adapt to changes in technologies and compete successfully against established or new competitors, our business, financial condition and results of operations could be adversely affected.

Returns on our investment in new technologies, such as 3G technology, and new solutions may not materialize as expected.

We have invested and will invest in the future substantial amount of capital, manpower and other resources to develop new solutions and acquire technologies in preparation for the adoption by the telecom industry in China of new standards and technologies, such as the 3G standard and technologies. However, our abilities to successfully develop and commercialize these new solutions and technologies are subject to a number of risks and uncertainties, including uncertainty surrounding the timing of the adoption of these new standards and technologies by China’s telecom industry and the receptiveness to these new technologies by their customer base, as well as our abilities to develop and market these new solutions cost-effectively and to deliver these solutions ahead of our competitors. Any of the above risks and uncertainties could jeopardize our ability to successfully realize a significant return on our investment in the 3G and other new technologies and solutions, if at all.

The markets in which we sell our solutions and services are highly competitive and we may not be able to compete effectively.

The market for telecom IT solutions is highly competitive, and we expect competition to continue to intensify in the future. We face competition from international telecom software solutions providers such as Amdocs, Convergys, HP and IBM and domestic companies such as AsiaInfo, Boco, Neusoft and Digital China. We also face competition from the software development divisions of some telecom equipment manufacturers such as Huawei and ZTE. Some of these competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their solutions and services. We may not be able to compete successfully against existing or new competitors, and we may face challenges in maintaining and expanding our customer base and in pricing of our solutions and services, which could have a material adverse effect on our business, results of operations and financial condition.

Problems with the quality or performance of our solutions may cause delays in the introduction of new solutions or result in the loss of customers and revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

Our software solutions are complex and may contain defects, errors or bugs when first introduced to the market or to a particular customer, or as new versions are released. Because we cannot test for all possible scenarios, our solutions may contain errors which are not discovered until after they have been installed, and we may not be able to timely correct these problems. These defects, errors or bugs could interrupt or delay completion of projects or sales to our customers. In addition, our reputation may be damaged and we may fail to acquire new projects from existing customers or new customers. Errors may occur when we provide systems integration and maintenance services. Some of the contracts with our customers do not have provisions setting forth limitations on liability for consequential damages. Even in cases where we have agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages arising from the use of our solutions, even if our liability is limited by these provisions. Moreover, claims and liabilities arising from customer problems could also result in adverse publicity and materially and adversely affect our business, results of operations and financial condition. We currently do not carry any product or service liability insurance and any imposition of liability on us may materially and adversely affect our business and increase our cost, resulting in reduced revenues and profitability.

We may be subject to infringement, misappropriation and indemnity claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. Patent and copyright law covering software-related technologies and IT marketing is evolving rapidly and is subject to a great deal of uncertainty. Our self-developed or licensed technologies, processes or methods may be covered by third-party patents or copyrights, either now existing or to be issued in the future. Any potential litigation may cause us to incur significant expenses. Third-party claims, if successfully asserted against us or our licensor, may cause us to pay substantial damages, seek licenses from third parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Additionally, most of our software development contracts signed with our customers contain indemnity clauses whereby we will indemnify our customers for any loss or damages suffered as a result of any third-party claims against them for any infringement of intellectual property rights in connection with the installation and use of the customized software solutions we develop for them. Although we have obtained similar indemnities from Lianchuang Technology under the license agreement and the assignment agreement, we may still be exposed to significant liabilities under these indemnity clauses agreed with our customers.

Our failure to protect our intellectual property rights may undermine our competitive position, and subject us to costly litigation to protect our intellectual property rights.

Any misappropriation of our technology or the development of competitive technology could seriously harm our business. We regard a substantial portion of our software solutions and systems as proprietary and rely on statutory copyright, trademark, patent, trade secret laws, customer license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. In addition, intellectual property rights and confidentiality protection in China may not be as effective as in the United States, and policing unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor. Furthermore, any such litigation may be costly and may divert management attention as well as our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all litigation costs in excess of the amount recoverable from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be liable to our customers for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We have access to confidential customer data in connection with the solutions and services we provide. Under the terms of contracts with our customers, we are required to keep such information strictly confidential. We seek to implement specific measures to protect sensitive and confidential customer data. We require our employees and subcontractors to enter into non-disclosure arrangements to limit access to and distribution of our customers’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our customers’ confidential information. We have in the past experienced unauthorized disclosure by an employee of confidential information on the systems of one of our customers. If our customers’ proprietary rights are misappropriated by our employees or our subcontractors or their employees, in violation of any applicable confidentiality agreements or otherwise, our customers may consider us liable for that act and seek damages and compensation from us. However, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our subcontractors or employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

If we fail to effectively manage the growth and expansion of our operations, we may be unable to grow our business and revenues, maintain our competitive position or improve our profitability.

We have experienced a period of rapid growth and expansion. This rapid growth places significant strain on our management personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management and control systems, all of which require substantial management efforts. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers. Moreover, as we introduce new solutions and services or enter into new markets, we may face new market, technological and operational risks and challenges which we cannot foresee. All of these endeavors will involve risks and require substantial management efforts and skills. As a result of any of these problems associated with expansion, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve the anticipated growth, which could materially and adversely affect our business and prospects.

Our strategy includes overseas expansion by selectively pursuing international business opportunities and expansion of our business scope. However, these initiatives require us to commit substantial capital resources into business areas where we have limited or no prior experience, and we may be unable to compete effectively. Furthermore, our competitors in these additional areas may possess greater resources and operating experience, and our plans may be subject to the risk of uncertain economic, political and legal environments. Failure to achieve the intended results in these new business areas may have a material adverse effect on our business, results of operations and financial condition. In addition, if we fail to promptly identify and expand to meet the increasing demand for new products and services, we may fail to maintain our market share or lose part or all of our business with some existing customers to our competitors.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful.

Our strategy includes plans to grow both organically and through acquisitions, participation in joint ventures or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able, however, to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include:

•	diversion of management’s attention;

•	difficulties in retaining customers of the acquired companies;

•	difficulties in retaining personnel of the acquired companies;

•	entry into unfamiliar markets;

•	unanticipated problems or legal liabilities; and

•	tax and accounting issues.

If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business could be negatively affected.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products or services in which the acquired companies specialize, and the loss of key customers and personnel. If we are not able to realize the benefits envisioned for such acquisitions, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

We may be unable to effectively execute projects, maintain, expand or renew existing customer engagements and acquire new customers if we fail to attract, train, motivate and retain quality employees who can effectively perform the services offered by us.

We depend on highly skilled employees, such as engineers, to effectively develop and deliver our solutions and services. The growth of our business could be limited by our ability to attract, train, motivate and retain these individuals. The market for qualified and experienced engineers throughout China is highly competitive, particularly in the areas of software programming and system engineering. We may be unable to retain our current workforce or hire additional personnel as planned. The quality of research and development and our services requires that our engineers not only be conversant in software but also that they possess extensive industry knowledge and expertise. If we cannot hire a sufficient number of quality employees, or fail to provide appropriate training, career opportunities and otherwise motivate and retain our employees, or if our employees fail to acquire the appropriate industry knowledge and expertise or adapt quickly to changing industry and technological trends, we may not be able to execute our strategies and our business and prospects could suffer.

Our business depends substantially on the continuing efforts of our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Libin Sun, our chairman and chief executive officer, Guoxiang Liu, our president, Xiwei Huang, our chief operating officer and chief accounting officer, and other members of the senior management. If one or more of our senior management or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel.

Our principal shareholder has substantial influence over our company and his interests as our principal shareholder may not be aligned with the interests of other holders of our ordinary shares and ADSs.

Our chairman and chief executive officer, Mr. Libin Sun, currently beneficially owns a total of 46.8% of our outstanding share capital immediately before completion of this offering. As such, Mr. Sun has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering.

Our business could suffer if our executives and directors compete against us and our non-competition agreements with them cannot be enforced.

If any of our management or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our directors and executive officers has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our directors and officers and us, the non-competition provisions contained in their confidentiality and non-competition agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the ground that we have not provided adequate compensation to these executive officers for their non-competition obligations, which is required under the relevant PRC regulations. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The beneficial owners of Lianchuang Technology may have potential conflicts of interest with us and they may not act in our best interest.

Mr. Libin Sun, our chairman and chief executive officer, Guoxiang Liu, our president, and Xiwei Huang, our chief operating officer and chief accounting officer, currently hold majority equity interests in Lianchuang Technology. In addition, Mr. Sun serves as the chairman of the board of Lianchuang Technology and is involved in the operations of Lianchuang Technology. Conflicts of interests between their dual roles as beneficial owners/management of both Lianchuang Technologies and our company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. We also license our technologies from Lianchuang Technology and have entered into other agreements with Lianchuang Technology. See “Related Party Transactions” and “— Failure to obtain the required assignment registration for patents and patent applications or failure to renew the trademark license from Lianchuang Technology, and/or complications arising from the assignment or license could disrupt our operations and materially and adversely affect our operating results and share prices.” Mr. Sun, as the chairman of Lianchuang Technology, the counterparties to these agreements, may have interests adverse to, or not aligned with, our interests.

A significant portion of the software development, ongoing system support and enhancement service revenues we generate are fixed amounts according to our sales contracts. If we fail to accurately estimate costs and determine resource requirements in relation to our projects, our margins and profitability could be materially and adversely affected.

A significant portion of the software development, ongoing system support and enhancement service revenues we generate are fixed amounts according to our sales contracts or bids we submit. Our projects often involve complex technologies and must often be completed within compressed timeframes and meet increasingly sophisticated customer requirements. We may be unable to accurately assess the time and resources required for completing projects and price our projects accordingly. If we underestimate the time or resources required, we may experience cost overruns and mismatches in project staffing. Conversely, if we over-estimate requirements, our bids may become uncompetitive and we may lose business as a result. Furthermore, any failure to complete a project within the stipulated timeframe could expose us to contractual and other liabilities and damage our reputation.

We extend warranties to our customers, which exposes us to potential liabilities.

For third-party hardware and software products, we typically provide our customers with one to three years of warranties, under which we agree to maintain third-party hardware and software products for a fee or at no additional cost to our customers. Although we seek to arrange back-to-back warranties with hardware and software vendors, we are nevertheless obligated to perform the terms of warranties issued by us regardless of whether our back-to-back warranties are honored. In addition, we do not currently maintain any insurance policies with respect to our exposure to warranty claims.

Our customized software contracts typically provide for a six-month warranty period starting from when preliminary acceptance is received from the customer. We are contractually obligated to fix bugs and defects in the software during the warranty period. Our assumptions regarding the durability and reliability of our solutions may not be accurate, and the amount of accrued warranty expenses that we have allowed for our solutions may not be sufficient to meet our actual warranty costs. If we experience a significant increase in warranty claims, particularly from our large telecom operator customers, we may incur significant repair and replacement costs associated with such claims, which could have a material adverse effect on our financial condition and results of operations. Furthermore, widespread product failure will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material adverse effect on our financial condition and results of operations. Under a small portion of our software development contracts involving our solutions and services and those of other service providers, we are also held jointly and severally liable to the customers for defects relating to solutions or services provided by other service providers.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems of our customers. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter telecom operators and consumers from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches, which could adversely affect our results of operations.

Our solutions incorporate a portion of and work in conjunction with third-party hardware and software solutions. If these third-party hardware or software solutions are not available to us at reasonable costs or at all, our results of operations could be adversely impacted.

Although our solutions primarily rely on core technologies licensed and assigned to us by our affiliate, some of our solutions incorporate a small portion of third-party hardware and software solutions. In addition, our solutions are designed to work in conjunction with the third-party hardware and software in our customers’ existing systems. If any third party were to discontinue making their solutions available to us or our customers on a timely basis, or increase materially the cost of their solutions, or if our solutions failed to properly function or interoperate with replacement hardware or software solutions, we may need to incur costs in finding replacement third-party solutions and/or redesigning our solutions to replace or function with or on replacement third-party solutions. Replacement solutions may not be available on terms acceptable to us or at all, and we may be unable to develop alternative solutions or redesign our solutions on a timely basis or at a reasonable cost. If any of these were to occur, our results of operations could be adversely impacted.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

We will be subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2010, we will be required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, depending on our market capitalization, our independent registered public accounting firm may be required to attest to and report on our management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Prior to this offering, we have been a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with their audit of our consolidated financial statements for 2006, 2007 and 2008, our auditors, an independent registered public accounting firm, identified and communicated to us a number of material weaknesses for the periods and a number of significant deficiencies in our internal controls over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, that could result in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected on a timely basis by our internal controls. The material weaknesses identified by our auditors related to (i) insufficient resources with an appropriate level of accounting knowledge, experience and training in the application of SEC and U.S. GAAP reporting requirements and the rules and regulations promulgated by the PCAOB, (ii) inadequate documentation of formal accounting policies and procedures, including processes to ensure that all relevant agreements are provided on a timely basis to those responsible for financial reporting and maintenance of the books and records, and (iii) insufficient corporate governance procedures, including the lack of internal audit function, audit committee and independent directors.

Since late 2008, we have begun the process to remediate these material weaknesses and control deficiencies by adopting a number of measures. For example, we hired additional accounting personnel with U.S. GAAP experience to improve our ability to apply U.S. GAAP; we prepared and are in the process of implementing formal accounting policies and procedures to address key accounting areas for routine and non-routine transactions. We are working to implement these measures during the remainder of 2009 and 2010, although we cannot assure you that we will complete such implementation by then. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments. We currently expect to incur an aggregate cost of approximately $1.0 million in connection with our internal control compliance efforts in 2009 and 2010. However, the actual cost that we will incur may differ from our current estimate.

We will continue to implement measures to remedy any material weaknesses and significant deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

We have very limited insurance coverage which could expose us to significant costs and business disruption.

We do not maintain any insurance coverage for our leased properties. Should any natural catastrophes such as earthquakes, floods, typhoons or any acts of terrorism occur in Nanjing, where our head office is located and most of our employees are based, or elsewhere in China, we might suffer not only significant property damages, but also loss of revenues due to interruptions in our business operations, which could have a material adverse effect on our business, operating results or financial condition.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources, particularly if it affects our technology platforms which we depend on for delivery of our software and services, and could have a material adverse effect on our financial condition and results of operations.

Our cash flow and results of operations would be negatively impacted if we continue to maintain a high accounts receivable balance.

As of December 31, 2007 and 2008 and June 30, 2009, our accounts receivable balance was $36.0 million, $52.4 million and $69.1 million, respectively. The number of customers with accounts receivable due representing more than 10% of our total outstanding accounts receivable balance for the years ended 2007 and

2008 and for the six months ended June 30, 2009 was three, nil and one, respectively. Although two-thirds of our billed accounts receivables were collected within the three month credit terms we extend under our contracts, the remaining were collected over a longer period of time. We believe this is a result of industry practice and contract negotiations. We do not expect the age of our receivables to significantly improve in the foreseeable future. As our business expands and current industry payment and collection practices as well as our own billing practices continue, we may continue to maintain high accounts receivable balances, which could negatively affect our cash flows, and in particular our short-term cash flows. As the age of our receivables increases, our exposure to the credit risk of our customers increases as well. If we incur bad debt expenses as a result, our results of operations would be negatively impacted.

Seasonality and fluctuations in our customers’ annual IT budget and spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.

Our revenues and operating results will vary significantly from quarter to quarter and from year to year due to a number of factors, many of which are outside of our control. A large number of our engineers take leave around the Chinese New Year holiday, which typically falls between late January and February of each year. The lack of man-hours during this holiday period usually leads to relatively lower revenues during the first calendar quarter. We typically experience higher revenues during the fourth quarter of the year as more of our software solutions are delivered and installed close to the year-end, the timing of which delivery and installation is influenced by the calendar-year-based IT budget and spending cycle of many of our customers. Due to the annual budget cycles of most of our customers, we also may be unable to accurately estimate the demand for our solutions and services beyond the immediate calendar year, which could adversely affect our business planning. Moreover, our results will vary depending on our customers’ business needs from year to year. Due to these and other factors, our operating results have fluctuated significantly from quarter to quarter and from year to year. These fluctuations are likely to continue in the future, and operating results for any period may not be indicative of our future performance in any future period.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. The reorganization of the telecommunications industry encouraged by the PRC government has directly affected our industry and our growth prospect. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of the telecommunications industry in China or our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Under the PRC Corporate Income Tax Law passed in 2007, or the New CIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standard is applied equally to both domestic-invested enterprises and foreign-invested enterprises, or FIEs. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then tax laws and administrative regulations shall gradually become subject to the New CIT Law rate over a five-year transition period starting from the date of effectiveness of the New CIT Law. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% if they own their core intellectual properties and they are enterprises in certain State-supported high-tech industries to be later specified by the government. As a result, if our PRC subsidiaries qualify as “high-technology enterprises,” they will continue to benefit from the preferential tax rate of 15%, subject to transitional rules implemented from January 1, 2008. Furthermore, if our PRC subsidiaries qualify as “key software enterprises,” they will enjoy a further reduction to their preferential tax rate to 10%. Otherwise, the applicable tax rate of our PRC subsidiaries may gradually increase to the unified tax rate of 25% by January 1, 2013 under the New CIT Law and the Implementing Rules. Currently, the value-added taxes we pay on our software products are refunded to us by the tax authorities as part of the PRC state policies to encourage the development of the PRC software industry. If our PRC subsidiaries cease to qualify as “high-technology enterprises” or “key software enterprises,” or if the refund of the value-added taxes ceases to apply, our financial condition and results of operations could be materially and adversely affected.

If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income at the rate of 25% under the New CIT Law and our non-PRC shareholders could be subject to certain PRC taxes.

Under the New CIT Law, effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” and will be subject to the CIT at the rate of 25% on its global income. The implementing rules of the New CIT Law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be subject to tax under the New CIT Law at the rate of 25% and, to the extent we were to generate substantial amount of income outside of PRC in the future, we would be subject to additional taxes. In addition, if we were to be considered a “resident enterprise,” the dividends we pay to our non-PRC enterprise shareholders would be subject to withholding tax and our non-PRC enterprise shareholders would be subject to a 10% income tax on any gains they would realize from the transfer of their shares, if such income were sourced from within the PRC. A substantial majority of the members of our management team as well as properties are located in the PRC. However, according to our PRC counsel, as of the date of this prospectus, no final interpretations on the implementation of the “resident enterprise” designation are available. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. As a result, after consulting our PRC counsel, we cannot determine the likelihood of our being designated a “resident enterprise” as of the date of this prospectus.

We principally rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity from our wholly-owned subsidiaries in China for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

In addition, under the New CIT Law and the Implementing Rules that became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that the Company is a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. Linkage HK, the direct holder of 100% equity interest in Linkage Nanjing, is organized in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the Hong Kong parent directly owns at least 25% of the shares of the FIE for 12 months or longer). Under the New CIT Law and the Implementing Rules, if Linkage HK is regarded as a non-resident enterprise, any dividends payable to it from Linkage Nanjing is subject to a 5% withholding tax. If, however, Linkage HK is regarded as a resident enterprise, the dividends payable to Linkage HK from Linkage Nanjing will be exempt from the PRC income tax, and the dividends payable from Linkage HK to Linkage BVI will be subject to a 10% withholding tax, thus materially reducing the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders. As the interpretations and application of the “resident enterprise” designation are unavailable, and as the designation is determined based on the facts and circumstances of individual cases, we, after consulting our PRC counsel, cannot determine the likelihood of our being designated a “resident enterprise” as of the date of this prospectus and, accordingly, whether the dividends payable to us by our PRC subsidiaries would be subject to the withholding tax under the New CIT Law.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. The foreign currency-denominated capital shall be verified by accounting firm before converting into RMB. In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-denominated capital of a foreign-invested company. To convert such capital into RMB, the foreign-invested company must report the use of such RMB to the bank, and the RMB must be used to the reported purposes. According to Circular 142, change of the use of such RMB without approval is prohibited. In addition, such RMB may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident shareholders or us to penalties and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose vehicle.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 are required to register with the local SAFE branch. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE notice. We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE notice and urge those who are PRC residents to register with the local SAFE branch as required under the SAFE notice. As of the date of this prospectus, Messrs. Libin Sun, Guoxiang Liu, Dr. Xiwei Huang and Haidong Pang, our directors, executive officers and/or principal shareholders that are PRC residents are in the process of amending their SAFE registration in accordance with the SAFE notice, and will update their registrations upon the completion of this offering. We have not kept record, however, of the extent of compliance with the requirements under the SAFE notice by other shareholders and/or beneficial owners of our ordinary shares. The failure of these shareholders and/or beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future shareholders and/or beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 30, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may continue and when and how it may change again. Substantially all of our revenues and costs are denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The new regulations require offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that SPVs are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the new regulations remain unclear, and this offering may ultimately require approval from the CSRC, and if it does, it is uncertain how long it will take us to obtain the approval. If CSRC approval is required for this offering, our failure to obtain or delay in obtaining the CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel, Global Law Office, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we completed our restructuring before September 8, 2006, the effective date of the new regulation, the new regulation does not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange, unless we are clearly required to do so by possible later rules of the CSRC.

A copy of Global Law Office’s legal opinion regarding this new PRC regulation is being filed as an exhibit to our registration statement on Form F-1, which is available at the website of the SEC at www.sec.gov.

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other software companies. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any health epidemics and other outbreaks, war, acts of terrorism or other man-made or natural disasters could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. A recent outbreak of swine influenza in Mexico could widely spread to China and there have been hundreds of confirmed cases of swine influenza in China. In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to sell our services or provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. In January and February of 2008, large portions of Southern and Central China were hit with a series of snowstorms, which caused extensive damage and transportation disruption. On May 12, 2008, a severe earthquake measuring approximately 8.0 on the Richter scale occurred in Sichuan province of China, resulting in huge casualties and property damage. If any similar man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and an active trading for our ADSs may not develop after this offering so you may not be able to resell your ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs would be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price. You may lose parts or all of your investment in our ADSs.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other software companies, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, such as impact from recent global financial services and economic crises, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $10.76 per ADS (assuming no exercise by the underwriters of their option to purchase additional ADSs), representing an immediate increase in our net tangible book value per ADS as of June 30, 2009, after giving effect to this offering at an assumed initial public offering price of $14.0 per ADS, the mid-point of the estimated public offering price range shown on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

We may need additional capital and may not be able to raise funds on acceptable terms, if at all. In addition, any funding through the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders and any funding through indebtedness could restrict our operations.

We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 24 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of software solutions providers;

•	conditions of the United States and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulations of foreign investment in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

Financing may not be available in amounts or on terms acceptable to us, if at all, especially if the current extreme volatilities in the capital markets worldwide continue or worsen as a result of recent global financial services and economic crises. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

•	invest in research and development;

•	expand operations in China and overseas;

•	hire, train and retain employees;

•	market our software solutions, services and products; or

•	respond to competitive pressures or unanticipated capital requirements.

Our corporate actions are substantially controlled by our executive officers, directors, principal shareholders and affiliated entities.

After this offering, our executive officers, directors, principal shareholders and their affiliated entities will beneficially own approximately 80.0% of our outstanding shares. These shareholders, if they act together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you.

Substantial future sales or the perception of sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 510,648,658 ordinary shares outstanding. The increase of 102,000,000 ordinary shares is represented by 10,200,000 ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. See “Description of American Depositary Shares.” We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are organized under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.

We are organized in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering and you may not agree with our management on these uses.

We have not allocated the majority of the net proceeds to us from this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for general corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or lose value.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not expect to be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and the U.S. Internal Revenue Service may take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) holds an ADS, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We will incur increased costs as a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we do as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in the corporate governance practices of public companies.

When we become a public company, we will establish additional board committees and will adopt and implement additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our costs. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other reports with the SEC.

We are currently evaluating and monitoring developments with respect to these rules. We expect these rules and regulations will increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs or the timing of initially additional costs we may incur.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Recent Developments,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our business strategies and initiatives as well as our business plans;

•	our expectations regarding the demand for telecom services;

•	our expectations regarding relevant government policies and regulations relating to China’s telecom industry;

•	our expectations regarding our future capital needs;

•	our expectations regarding governmental support for China’s telecom industry;

•	our beliefs regarding the adoption of 3G and other technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our solutions and services;

•	our expectations with respect to increased revenue growth and our ability to sustain profitability;

•	our expectations with respect to our ability to retain existing customers and attract potential customers in the future;

•	our future business development, results of operations and financial condition; and

•	competition from other providers of telecom software solutions and services.

This prospectus also contains data related to the telecom software solutions market worldwide and in China and China’s telecom industry. This market data, including market data from IDC, an independent information and technology research and advisory firm, Ministry of Industry and Information Technology, or MIIT, and Informa Telecoms & Media, include projections that are based on a number of assumptions. The telecom software solutions market and China’s telecom industry may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the telecom software solutions market and China’s telecom industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $129.3 million, after deducting underwriting discount and estimated offering expenses payable by us, and assuming an initial public offering price of $14.0 per ADS, the mid-point of the estimated range of the initial public offering price. A $1.00 increase (decrease) in the assumed initial public offering price of $14.0 per ADS would increase (decrease) the net proceeds to us from this offering by $9.5 million, after deducting the underwriting discount and estimated aggregate offering expenses payable by us and assuming no exercise of the underwrites’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use the net proceeds we will receive from this offering primarily for the following purposes:

•	approximately $30.0 million to expand our research and development efforts; and

•	the remaining amount for other general corporate purposes, including establishing new offices, and if market conditions permit, acquiring or investing in businesses and technologies that we believe will complement our current operations and our strategies for expansion, including overseas expansion, although we currently do not have any agreements or understandings to make any material acquisitions of, or investments in, any business.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds from this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds from this offering differently than as described in this prospectus.

Pending these uses, we intend to invest the net proceeds to us in short-term bank deposits, direct or guaranteed obligations of the U.S. government or other short-term money market instruments. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. It is possible that we may become a PFIC for U.S. federal tax purposes, which could result in negative tax consequences for you. For a more detailed discussion of these consequences, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” Also see “Risk Factors—Risks Related to Our ADSs and This Offering—We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.”

Since we are an offshore holding company, we will need to make capital contributions or loans to our PRC subsidiaries such that the net proceeds of the offering can be used in the manner described above. Such capital contributions and loans are subject to a number of limitations and approval processes under PRC laws and regulations. We may not be able to obtain the approvals from the relevant governmental authorities, or complete the registration and filing procedures required to use our net proceeds as described above, in each case on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans and additional capital contributions or loans to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Dividend Policy

We declared cash dividends to holders of our ordinary shares in the amount of $0.0041, $0.0086 and $0.0390 per share, respectively, in 2006, 2007 and 2008. These declared dividends were fully paid as of December 31, 2008. Specifically, $0.0041, $0.0029 and $0.0447 per share of these declared dividends were paid in 2006, 2007 and 2008, respectively, amounting to $1.7 million, $1.2 million and $18.2 million, respectively. In January 2009, we declared cash dividends to holders of our ordinary shares in the amount of $14.7 million, of which $13.3 million have been paid as of the date of this prospectus. However, we do not have any present plan to declare and pay any cash dividends on our ordinary shares immediately after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company organized in the Cayman Islands. In order to pay dividends, if any, to our shareholders, we rely primarily on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

In addition, under the New CIT Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that the Company is a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. Linkage HK, the direct holder of 100% equity interest in Linkage Nanjing in China, is organized in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the Hong Kong parent directly owns at least 25% of the shares of the FIE). However, we may not be eligible for any PRC income tax exemptions or reductions. See “Risk Factors—Risks Related to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business.”

If we pay dividends, the depositary will pay you the dividends it receives on our ordinary shares, after deducting any withholding taxes and its fees and expenses. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Capitalization

The following table sets forth our capitalization, as of June 30, 2009:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance and sale of 102,000,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $14.0 per ADS, the mid-point of the estimated public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriter’s opinion to purchase additional ADSs.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2009
	Actual	As Adjusted
	($ in thousands)

Unsecured debt	24,872	24,872
Shareholders’ equity:
Ordinary shares, $0.01 par value, 600,000,000 and 1,000,000,000 shares authorized; 406,995,883 and 421,240,739 shares issued, 406,995,883 and 406,995,883 shares outstanding as of December 31, 2008 and June 30, 2009, respectively, and 508,995,883 shares issued and outstanding on an as adjusted basis	4,070	5,090
Additional paid-in capital	7,123	135,360
Accumulated other comprehensive income	4,563	4,563
Retained earnings	18,343	18,343

Total shareholders’ equity	34,099	163,356

Total capitalization	58,971	188,228

A $1.00 increase (decrease) in the assumed initial public offering price of $14.0 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $9.5 million.

Information in the above table excludes (i) 61,979,069 ordinary shares reserved for future issuances under our 2009 Share Incentive Plan; and (ii) an option to purchase 6,197,907 ordinary shares, of which 1,652,775 options have been exercised as of the date of this prospectus.

Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the initial public offering price per ADS substantially exceeding the book value per ADS attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value as of June 30, 2009 was approximately $34.1 million, or $0.08 per ordinary share as of that date, and $0.84 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ADS from the assumed initial public offering price per ADS, which is the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2009, other than to give effect to (i) our sale of the ADSs offered in this offering at the assumed initial public offering price of $14.0 per ADS, the mid-point of the estimated range of the initial public offering price, and (ii) deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of June 30, 2009 would have been $163.4 million, or $0.32 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and $3.21 per ADS. This represents an immediate increase in net tangible book value of $0.24 per ordinary share and $2.37 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $1.08 per ordinary share and $10.79 per ADS, to investors purchasing ADSs in this offering.

The following table illustrates such dilution on a per ordinary share and per ADS basis:

	Ordinary
	Share	ADS

Assumed initial public offering price	$1.40	$14.00
Net tangible book value as of June 30, 2009	$0.08	$0.84
Increase in net tangible book value attributable to this offering	$0.24	$2.37
Adjusted net tangible book value after giving effect to the proceeds we will receive from this offering	$0.32	$3.21
Dilution in net tangible book value to new investors in this offering	$1.08	$10.79

A $1.00 increase (decrease) in the assumed initial public offering price of $14.0 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $0.02 per ordinary share and $0.19 per ADS and would result in a dilution in pro forma net tangible book value by $0.02 per ordinary share and $0.19 per ADS to new investors in the offering, assuming no change in the number of ADSs offered by us as set forth on the cover page of this prospectus and without deducting underwriting discount and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on an as adjusted basis, as of June 30, 2009, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the amounts per share paid are before deducting underwriting discount and estimated aggregate offering expenses, assuming an initial public offering price of $14.0 per ADS, the mid-point of the estimated range of the initial public offering price. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

					Average
	Ordinary Shares				Price Per	Average
	Purchased		Total Consideration		Ordinary	Price Per
	Number	Percent	Amount	Percent	Share	ADS

Existing shareholders	406,995,883	80.0%	$7,000,000	4.7%	$0.01	$0.10
New investors	102,000,000	20.0%	$142,800,000	95.3%	$1.40	$14.00

Total	508,995,883	100.0%	$149,800,000	100.0%	$0.29	$2.94

A $1.00 increase (decrease) in the assumed initial public offering price of $14.0 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $10.2 million, $10.2 million and $0.2, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discount and other offering expenses.

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, this prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.8302 to $1.00, the noon buying rate in effect as of June 30, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 20, 2009, the noon buying rate was RMB6.8277 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009
May	6.8278	6.8235	6.8326	6.8176
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November (through November 20)	6.8277	6.8267	6.8283	6.8255

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

Enforceability of Civil Liabilities

We are organized in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Global Law Office, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes, fines, penalties or similar charges, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Global Law Office has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. So, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

Selected Consolidated Financial Data

You should read the following information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The following selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. Our summary consolidated statements of operating data and other consolidated financial data for the six months ended June 30, 2008 and 2009 and the consolidated balance sheet data as of June 30, 2009 have been derived from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The historical results are not necessarily indicative of results to be expected in any future period. In addition, our unaudited results for the six months ended June 30, 2009 may not be indicative of our results for the full year ending December 31, 2009. We have not included financial information for the years ended December 31, 2004 and 2005, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2006, 2007 and 2008 and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	($ in thousands, except percentage, share, per share and per ADS data)

Consolidated Statements of Operations
Revenues:
Software development	32,751	44,729	77,961	29,487	58,736
IT services	6,358	4,703	5,192	2,024	1,692
Third-party hardware and software	7,659	4,348	5,176	1,474	6,181

Total revenues	46,768	53,780	88,329	32,985	66,609

Cost of revenues:
Software development(1)	(16,233)	(19,319)	(35,587)	(14,427)	(27,531)
IT services	(953)	(519)	(942)	(474)	(873)
Third-party hardware and software	(6,827)	(3,852)	(4,626)	(1,296)	(5,503)

Total cost of revenues	(24,013)	(23,690)	(41,155)	(16,197)	(33,907)

Gross profit	22,755	30,090	47,174	16,788	32,702

Operating expenses:
Sales and marketing expenses(1)	(4,332)	(5,651)	(7,384)	(3,513)	(4,174)
General and administrative expenses(1)	(7,186)	(9,661)	(15,613)	(4,376)	(7,649)
Research and development expenses	(704)	(1,098)	(2,522)	(819)	(2,914)

Total operating expenses	(12,222)	(16,410)	(25,519)	(8,708)	(14,737)

Income from operations	10,533	13,680	21,655	8,080	17,965

Other income (expense):
Interest income	141	231	165	92	62
Interest expense	(614)	(683)	(489)	(371)	(320)
Other income (expense), net	54	165	245	195	520

Total other income (expense), net	(419)	(287)	(79)	(84)	262

Income before income taxes	10,114	13,393	21,576	7,996	18,227
Income tax expense	(943)	(810)	(4,477)	(2,294)	(3,081)

Net income	9,171	12,583	17,099	5,747	15,146

Net income per share:
Basic	$0.02	$0.03	$0.04	$0.01	$0.04
Diluted	$0.02	$0.03	$0.04	$0.01	$0.04
Net income per ADS:
Basic	$0.23	$0.31	$0.42	$0.14	$0.37
Diluted	$0.23	$0.31	$0.42	$0.14	$0.37
Weighted average number of shares used in calculating net income per share:
Basic	406,995,883	406,995,883	406,995,883	406,995,883	406,995,883
Diluted	406,995,883	406,995,883	406,995,883	406,995,883	406,995,883

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	($ in thousands, except percentage, share, per share and per ADS data)

Cash dividends declared per ordinary share (RMB/$)	0.0280/0.0041	0.0587/0.0086	0.2661/0.0390	0.0333/0.0049	0.2471/0.0362
Other Consolidated Financial Data
Gross margin(2)	48.7%	56.0%	53.4%	50.9%	49.1%
Software development(2)	50.4%	56.8%	54.4%	51.1%	53.1%
IT services(2)	85.0%	89.0%	81.9%	76.6%	48.4%
Third-party hardware and software(2)	10.9%	11.4%	10.6%	12.1%	11.0%
Operating margin(3)	22.5%	25.4%	24.5%	24.5%	27.0%
Net margin(4)	19.6%	23.4%	19.4%	17.4%	22.7%

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	($ in thousands)

Share-based compensation expenses included in:
Cost of revenues (Software development)	–	–	1,820	1,820	–
Sales and marketing expenses	–	–	232	232	–
General and administrative expenses	–	577	231	231	–

(2)	Gross margin represents gross profit as a percentage of total revenues. Gross margin from each of software development, IT services and third-party hardware and software represents gross profit from software development as a percentage of revenues from software development, IT services and third-party hardware and software, respectively.

(3)	Operating margin represents operating profit as a percentage of total revenues.

(4)	Net margin represents net income as a percentage of total revenues.

	As of December 31,			As of June 30,
	2006	2007	2008	2009
	($ in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	11,901	17,696	17,976	16,715
Trade accounts receivable, net	28,566	35,979	52,393	69,092
Total current assets	52,803	79,001	90,723	112,588
Total assets	54,653	81,105	92,964	115,525
Deferred revenues	7,835	14,373	17,085	15,725
Total current liabilities	37,833	52,883	59,286	81,426
Total liabilities	37,834	52,883	59,286	81,426
Total shareholders’ equity	16,819	28,222	33,678	34,099

Recent Developments

The following is a summary of our selected unaudited consolidated financial results for the three months ended September 30, 2009 compared to our selected unaudited consolidated financial results for the three months ended September 30, 2008 and June 30, 2009, respectively, as well as our selected unaudited consolidated financial results for the nine months ended September 30, 2009 compared to our selected unaudited consolidated financial results for the nine months ended September 30, 2008. The interim results for the three months or the nine months ended September 30, 2009 may not be indicative of our full year results for the year ending December 31, 2009 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2008	2009	2009	2008	2009
		($ in thousands)

Revenues:
Software development	17,718	31,653	42,147	47,205	100,883
IT services	710	831	627	2,734	2,319
Third-party hardware and software	1,279	3,488	3,096	2,753	9,277
Total revenues	19,707	35,972	45,870	52,692	112,479
Cost of revenues:
Software development(1)	(8,172)	(15,138)	(18,944)	(22,599)	(46,475)
IT services	(172)	(411)	(315)	(646)	(1,188)
Third-party hardware and software	(1,159)	(3,106)	(2,756)	(2,455)	(8,259)
Total cost of revenues	(9,503)	(18,655)	(22,015)	(25,700)	(55,922)

Gross profit	10,204	17,317	23,855	26,992	56,557
Operating expenses:
Sales and marketing expenses(1)	(1,486)	(2,013)	(2,505)	(4,999)	(6,679)
General and administrative expenses(1)	(2,126)	(3,579)	(6,969)	(6,502)	(14,618)
Research and development expenses	(816)	(1,741)	(2,507)	(1,635)	(5,421)

Total operating expenses	(4,428)	(7,333)	(11,981)	(13,136)	(26,718)

Income from operations	5,776	9,984	11,874	13,856	29,839
Total other income (expense), net	48	332	728	(36)	990
Income before income taxes	5,824	10,316	12,602	13,820	30,829
Income tax expense	(1,527)	(1,700)	(2,405)	(3,776)	(5,486)

Net income	4,297	8,616	10,197	10,044	25,343

(1)	Includes share-based compensation expenses as follows:

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2008	2009	2009	2008	2009
		($ in thousands)

Share-based compensation expenses included in:	—	—	1,882	2,283	1,882
Cost of revenues (software development)	—	—	—	1,820	—
Sales and marketing expenses	—	—	—	232	—
General and administrative expenses	—	—	1,882	231	1,882

	For the Three Months Ended September 30,
	2008	2009
	($ in thousands, except number of customers)

Telecom Operator A:
Number of customers(1)	14	18
Total software development revenues(2)	4,925	10,478
Telecom Operator B:
Number of customers(1)	30	31
Total software development revenues(2)	10,201	15,910
Telecom Operator C:
Number of customers(1)	19	20
Total software development revenues(2)	2,542	15,546

(1)	Customers with respect to a telecom operator include each of the provincial subsidiaries and headquarters of the telecom operator, as a stand-alone legal entity, that had active contracts with us.

(2)	The aggregate of these revenues constituted 99.7% and 99.5% of our total software development revenues for the three months ended September 30, 2008 and September 30, 2009, respectively.

Three Months Ended September 30, 2009 Compared to Three Months Ended September 30, 2008

Our total revenues increased by 133.0% to $45.9 million from $19.7 million for the same period in 2008. The majority of the growth came from our software development business. The growth in software development was mainly attributable to the increase in the number of our customers from 63 to 69 during the period and an increase in demand, especially due to the business opportunities following the recent restructuring of China’s telecom industry, for our solutions.

Our cost of revenues increased by 131.6% to $22.0 million from $9.5 million for the same period in 2008. The increase was primarily due to the increase in personnel expenses as we hired more engineers to perform the new contracts we signed.

Our total operating expenses were $12.0 million, compared to total operating expenses of $4.4 million for the same period in 2008 and total operating expenses of $7.3 million for the three months ended June 30, 2009. The increase from the same period in 2008 was primarily due to the increase in marketing and promotional expenses in connection with our operational expansion. The increase from June 30, 2009 was primarily due to the share-based compensation expense related to options issued to an executive officer and the increase in other personnel cost.

Three Months Ended September 30, 2009 Compared to Three Months Ended June 30, 2009

Our total revenues increased by 27.5% to $45.9 million from $36.0 million for the three months ended June 30, 2009. The growth in our revenues was primarily due to the signing of new contracts with four provincial subsidiaries of Telecom Operator C and the increase in demand for the next generation BSS and billing systems from Telecom Operator B.

Our cost of revenues increased by 17.6% to $22.0 million from $18.7 million for the three months ended June 30, 2009. The increase was primarily due to the increase in personnel expenses as a result of the increase in the number of our engineers in order to meet the increasing customers’ demands.

The following table presents a summary of our selected audited consolidated balance sheet data as of December 31, 2008 and unaudited consolidated balance sheet data as of June 30, 2009 and September 30, 2009:

	As of December 31,	As of June 30,	As of September 30,
	2008	2009	2009
	($ in thousands)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	17,976	16,715	9,654
Trade accounts receivable, net	52,393	69,092	84,792
Total current assets	90,723	112,588	123,622
Total assets	92,964	115,525	126,687
Deferred revenues	17,085	15,725	13,853
Short-term borrowings	5,121	24,872	21,965
Total current liabilities	59,286	81,426	80,413
Total liabilities	59,286	81,426	80,413
Total shareholders’ equity	33,678	34,099	46,274

The increase in trade accounts receivable from $69.1 million as of June 30, 2009 to $84.8 million as of September 30, 2009 was mainly due to an increase in revenues from $45.9 million for the three months ended September 30, 2009, compared to $36.0 million for the three months ended June 30, 2009.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. In addition, our consolidated financial statements and the financial data included in this prospectus reflect our restructuring and have been prepared as if our current structure had been in place throughout the relevant periods presented. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of software solutions and IT services for the telecom industry in China. We develop and implement mission critical, core operating systems for all of the three telecom operators in China, namely, China Mobile, China Telecom and China Unicom.

We market our telecom software solutions as an integrated system or as individual functions. Our telecom software solutions address essential categories of telecom operators’ software requirements, and include primarily the following: BSS, which support customer-oriented account, billing and customer service functions; OSS, which manage network systems; and BI, which facilitate decision analysis processes. Of these solutions, BSS, OSS and BI constituted approximately 44%, 24% and 11%, respectively, of China’s telecom software solutions market in 2008, according to IDC, an independent research company. Also according to IDC, in the BSS, OSS and BI markets in China in 2008, we were ranked No. 1, No. 5 and No. 2, respectively.

We negotiate and contract separately with each provincial subsidiary of the telecom operators. As of September 30, 2009, 69 out of the 97 provincial subsidiaries and headquarters of China Mobile, China Telecom and China Unicom were customers of our software solutions and services.

Our total revenues grew from $46.8 million in 2006 to $88.3 million in 2008 and our net income grew from $9.2 million in 2006 to $17.1 million in 2008. For the six months ended June 30, 2009, we generated total revenues of $66.6 million and net income of $15.1 million. In addition to software development, we generate revenues from offering telecom operators IT services, such as consulting and system integration, and implementation of third-party hardware and software to address their other IT needs. Revenues from software development, IT services and third-party hardware and software constituted 88.3%, 5.9% and 5.8%, respectively, of our total revenues in 2008, and 88.2%, 2.5% and 9.3%, respectively, of our total revenues for the six months ended June 30, 2009.

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the development and operating environment for China’s telecom industry, including:

•	Size and growth of the telecom industry in China. The size and growth of the telecom industry in China is affected by the state of the Chinese economy in general, the potential impact of new government policies, growth of telecom subscriber base and market demand for telecom and value-added services.

•	Size and growth of IT spending by telecom operators in China. The size and growth of IT spending by telecom operators in the near future are affected by the scale and complexity of telecom services provided by operators and the impact the recent restructuring of China’s telecom industry and adoption of 3G technologies had, and will have, on the market. The convergence of services provided is expected to lead to increased competition among the telecom operators and increased IT spending, as a result of pressures on them to provide higher and more advanced levels of telecom service as they compete in the converged markets.

•	Size and growth of the telecom software solutions market. In addition to the demand for telecom software solutions generated from the growth of the telecom industry and the level of IT spending by the telecom operators, the size and growth of the telecom software solutions market also depend on factors such as the degree to which customers outsource software development to telecom software solutions providers rather than develop solutions in-house, the corporate level at which purchase decisions are made, the rate of innovation that telecom software solutions providers are able to sustain and the amount of new solution and service offerings introduced in the telecom software solutions market.

•	Level of competition in China’s telecom software solutions market. The level of competition in China’s telecom software solutions market is dependent on a number of factors, including but not limited to the number of telecom software solutions providers active in the market, the financial resources of those competitors, and the amount of investments by competitors in the telecom software solutions market. Intensified levels of competition may lead to pressure to provide a greater level of services at lower prices.

•	Fluctuations of telecom software solutions spending by the Chinese telecom operators. The time and duration of the budget cycles of Chinese telecom operators may lead to fluctuations in telecom software solutions spending.

Unfavorable changes in any of these general conditions could negatively affect the number and size of contracts for our solutions and services and adversely affect our results of operations.

Our operating results in any period are more directly affected by company-specific factors including:

•	our ability to anticipate market demand for and to successfully develop, market and sell new solutions and services to China’s telecom industry;

•	our ability to identify and incorporate emerging technologies that would enhance our software solutions;

•	our ability to provide superior customer service and support to our customers;

•	our ability to attract, train and retain qualified software engineers;

•	our ability to effectively manage our operating costs and expenses; and

•	the seasonality in our operating results. See “Risk Factors — Risks Related to Our Company and Our Industry — Seasonality and fluctuations in our customers’ annual IT budget and spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.”

Revenues

We derive revenues from three primary sources: (i) software development, (ii) IT services and (iii) third-party hardware and software. In recent years, we have experienced rapid growth and significantly expanded our business. Our total revenues grew to $88.3 million in 2008 from $53.8 million in 2007 and $46.8 million in 2006. Our total revenues grew to $66.6 million in the six months ended June 30, 2009 from $33.0 million in the six months ended June 30, 2008. The following table summarizes the breakdown of our revenues by these three primary sources.

	Year Ended December 31,						Six Months Ended June 30,
	2006		2007		2008		2008		2009
		% of Total		% of Total		% of Total		% of Total		% of Total
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	($ in thousands except percentages)

Revenues by source:
Software development	32,751	70.0	44,729	83.2	77,961	88.3	29,487	89.4	58,736	88.2
IT services	6,358	13.6	4,703	8.7	5,192	5.9	2,024	6.1	1,692	2.5
Third-party hardware and software	7,659	16.4	4,348	8.1	5,176	5.8	1,474	4.5	6,181	9.3

Total revenues	46,768	100.0	53,780	100.0	88,329	100.0	32,985	100.0	66,609	100.0

Software Development

Software development accounted for 70.0%, 83.2%, 88.3% and 88.2%, respectively, of our total revenues for 2006, 2007, 2008 and for the six months ended June 30, 2009.

Revenues from software development represent fees in recognition of our customized software development services. Generally, our contracts for software development are for project development periods ranging from six to twelve months and include the design and implementation of new solutions or significant customization of our software to meet our customers’ needs. We typically receive a fixed fee payable according to pre-negotiated payment schedules. Depending on the contract, the fee could cover customization, modification, implementation, integration, training, bundled post-contract customer support, or PCS, and third-party hardware and software and their maintenance. After the software development is completed, we stay involved with the customer to enhance the solution and provide customer support. Furthermore, our software development contracts typically include PCS, normally for one year or less, free of charge.

Our revenue growth in software development is affected by the growth in the number of our customers and growth in their revenue contributions from software development. The table below lists the number of customers classified by telecom operators and the aggregate revenue contributions from software development classified by telecom operators:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	($ in thousands, except number of customers)

Telecom Operator A:
Number of customers(1)	13	14	16	14	17
Total software development revenues(2)	11,629	18,390	24,398	10,457	14,658
Telecom Operator B:
Number of customers(1)	27	27	30	30	30
Total software development revenues(2)	17,424	21,024	42,438	15,944	29,964
Telecom Operator C:
Number of customers(1)	14	16	19	18	20
Total software development revenues(2)	3,230	4,515	10,277	3,046	14,113

(1)	Customers with respect to a telecom operator include each of the provincial subsidiaries and headquarters of the telecom operator, as a stand-alone legal entity, that have active contracts with us during the relevant period.

(2)	The aggregate of these revenues constituted 98.6%, 98.2%, 98.9% and 100.0% of our total software development revenues for 2006, 2007, 2008 and for the six months ended June 30, 2009, respectively.

The growth in our customer base and revenue contribution from each of our customers is affected by the following:

•	Our ability to take advantage of changes in China’s telecom industry. The restructuring of telecom operators disrupted existing customer relationships between IT solutions providers and telecom operators and created opportunities for us to establish new customer relationships. As the restructuring led to the convergence of fixed-line, mobile and broadband operations, we were able to leverage our prior experience that encompassed all of these areas of operations to win over customers. Our future growth will continue to depend on our ability to discover, recognize and take advantage of changes and trends in the telecom industry.

•	Our ability to develop innovative solutions and services. The addition of new customers and the retention of existing customers, as well as the amount of customer spending on our telecom software solutions, functional modules, upgrades and related services are all affected by our ability to develop innovative solutions and services that meet and generate market demand. These include solutions that adopt the next-generation technologies, provide reliable core systems while accommodating an expanding subscriber user base and growing array of services and functions. Our ability to develop innovative solutions and services is influenced by our investment in research and development and our emphasis on innovation as a company culture.

•	Our ability to effectively sell our solutions and services. Our ability to leverage our knowledge of the telecom operators and the telecom industry to determine the most effective sales methods and our emphasis on identifying selling and cross-selling opportunities will directly impact our sales results. Our sales efforts directed at maintaining relationships with our customers help ensure continuing cooperation and future sales opportunities with the customers.

•	Our ability to offer customers value-added, “one-stop” services. Our ability to attract customers and maintain customer loyalty also depends on our ability to afford them the convenience, system integrity, industry expertise and quality services that are associated with comprehensive, “one-stop” services and value-added consulting services.

•	Our ability to diversify our customer base and achieve a balanced growth. We believe our sustained growth depends in part on our balanced relationships with the three operators. This decreases our reliance on any one operator and increases the potential of growing in market share with respect to all operators. This also provides us the opportunity to stay at the forefront of innovations and observe the best business practices, which we hope will translate into better solutions and value-added consulting services.

IT Services

IT services accounted for 13.6%, 8.7%, 5.9% and 2.5%, respectively, of our total revenues for the years ended December 31, 2006, 2007, 2008 and for the six months ended June 30, 2009. Revenues from IT services represent fees from the provision of IT consulting and research services, maintenance and support services and system integration services. The growth in revenues from IT services is driven by the growth in revenues from these three components:

•	IT consulting and research services. Revenues from IT consulting and planning services mainly represent fees from our consulting services independent from our software development services. As we are increasingly valued by customers for our knowledge of the telecom industry and its best practices, we plan to strengthen our efforts to market these types of services to our customers, so as to continue to add value to our customers and enhance our reputation as industry expert.

•	Maintenance and support services. We enter into third-party hardware maintenance and software support contracts with customers generally on a yearly basis. In most cases, we would enter into back-to-back arrangements with similar terms with third-party hardware and software vendors to limit our risk exposed in our contracts with customers.

•	System integration services. Our revenues from system integration services include fees for our system procurement and implementation services, and network and software maintenance services. We no longer perceive system integration as the focus of our business, but will continue to provide the services, as appropriate, as part of our effort to build relationships with customers and provide comprehensive “one-stop” services.

Third-party Hardware and Software

Third-party hardware and software accounted for 16.4%, 8.1%, 5.8% and 9.3%, respectively, of our total revenues for the years ended December 31, 2006, 2007, 2008 and for the six months ended June 30, 2009. Revenues from third-party hardware and software represent sales proceeds from the third-party hardware or software we incorporate into our customized software solutions, primarily servers and database software, and third-party products sold under system integration contracts. While sales from third-party hardware and software are generally expected to increase in line with the sales of our software solutions, we expect revenues from third-party hardware and software to decrease as a percentage of our total revenues as we incorporate less third-party products into our customized software solutions.

Cost of Revenues and Operating Expenses

The following table sets forth the components of our cost of revenues and operating expenses, both as an absolute amount and as a percentage of total revenues for the period indicated.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2006		2007		2008		2008		2009
	($ in thousands, except percentages)
		%		%		%		%		%

Total revenues	46,768	100.0	53,780	100.0	88,329	100.0	32,985	100.0	66,609	100.0

Cost of revenues:
Software development	(16,233)	(34.7)	(19,319)	(35.9)	(35,587)	(40.3)	(14,427)	(43.7)	(27,531)	(41.3)
IT services	(953)	(2.0)	(519)	(1.0)	(942)	(1.1)	(474)	(1.5)	(873)	(1.3)
Third-party hardware and software	(6,827)	(14.6)	(3,852)	(7.2)	(4,626)	(5.2)	(1,296)	(3.9)	(5,503)	(8.3)

Total cost of revenues	(24,013)	(51.3)	(23,690)	(44.1)	(41,155)	(46.6)	(16,197)	(49.1)	(33,907)	(50.9)

Operating expenses:
Sales and marketing expenses	(4,332)	(9.3)	(5,651)	(10.5)	(7,384)	(8.4)	(3,513)	(10.6)	(4,174)	(6.2)
General and administrative expenses	(7,186)	(15.4)	(9,661)	(18.0)	(15,613)	(17.7)	(4,376)	(13.3)	(7,649)	(11.5)
Research and development expenses	(704)	(1.5)	(1,098)	(2.0)	(2,522)	(2.8)	(819)	(2.5)	(2,914)	(4.4)

Total operating expenses	(12,222)	(26.2)	(16,410)	(30.5)	(25,519)	(28.9)	(8,708)	(26.4)	(14,737)	(22.1)

Income from operations	10,533	22.5	13,680	25.4	21,655	24.5	8,080	24.5	17,965	27.0

Cost of Revenues

Cost of revenues represented 51.3%, 44.1%, 46.6% and 50.9% of our total revenues for the years ended December 31, 2006, 2007, 2008 and for the six months ended June 30, 2009, respectively. Our cost of revenues includes costs directly attributable to our software development, IT services and third-party hardware and software sales. We expect our cost of revenues to increase as we increase our sales.

Software Development

Cost of revenues related to software development consist primarily of compensation, including bonuses and share-based compensation, and travel expenses of our engineers while they are involved in the design, modification, or installation of our software solutions or involved in providing consultation, training, maintenance and ongoing support services.

IT Services

Costs associated with IT services consist primarily of compensation and travel expenses of our engineers while they are involved in the provision of system integration services, third-party hardware maintenance, third-party software support, network support and consulting services.

Third-party Hardware and Software

Costs associated with third-party hardware and software consist primarily of the following:

•	software license fees paid to third-party software providers, primarily database software providers, for the right to sublicense their products and solutions to our customers as part of our solution offerings;

•	hardware purchase costs for hardware required to be installed in connection with our software solutions, typically computer servers; and

•	procurement costs for third-party hardware and software installed in connection with system integration services where, in limited instances, we are primarily responsible for the performance of hardware and software installed. We generally provide warranty and maintenance for the hardware we procure and, in most instances, obtain back-to-back warranty from third-party vendors.

Operating Expenses

Operating expenses consist of sales and marketing expenses, general and administrative expenses, and research and development expenses.

Sales and Marketing Expenses

Sales and marketing expenses represented 9.3%, 10.5%, 8.4% and 6.2% of our total revenues for the years ended December 31, 2006, 2007, 2008 and for the six months ended June 30, 2009, respectively. Sales and marketing expenses primarily consist of costs related to our sales and marketing team, including compensation and benefits, performance-based bonus and share-based compensation, travel and entertainment expenses, advertising or promotion expenses, telecom expenses and sales and marketing-related office expenses. We expect our sales and marketing expenses, including share-based compensation expenses, to increase in the near future as we hire additional sales personnel to increase our sales and marketing efforts.

General and Administrative Expenses

General and administrative expenses represented 15.4%, 18.0%, 17.7% and 11.5% of our total revenues for the years ended December 31, 2006, 2007, 2008 and for the six months ended June 30, 2009, respectively. These include compensation and benefits (including performance-based bonus and share-based compensation), travel and entertainment of our accounting, human resource, management and other general and administrative personnel, as well as engineers that are not assigned to any customer-related or any internal research and development projects. These also include professional fees and overhead, such as rent, depreciation and other expenses allocated to the general and administrative functions. We expect our general and administrative expenses, including share-based compensation expenses, to increase as we hire additional personnel and otherwise incur additional expenses to support our operations as a publicly listed company, including compliance-related costs.

Research and Development Expenses

Research and development expenses represented 1.5%, 2.0%, 2.8% and 4.4% of our total revenues for the years ended December 31, 2006, 2007, 2008 and for the six months ended June 30, 2009, respectively. These include expenses related to our research and development projects that are not otherwise attributed to customized software development. These expenses are primarily compensation and benefits, travel expenses and training expenses of our research and development staff that are involved in these internal research and development projects. We plan to invest aggressively in research and development and expect our research and development expenses as a percentage of revenues to increase in the future.

Share-based Compensation Expenses

Our share-based compensation expenses for the years ended December 31, 2006, 2007, 2008 and for the six months ended June 30, 2009 were nil, $0.6 million, $2.3 million and nil, respectively. We generally recognize share-based compensation as an expense based on the fair value of the award on the grant date.

In July 2009, we adopted our 2009 Share Incentive Plan, or the 2009 Plan. We have reserved 61,979,069 shares for the issuance of share-based compensation under the 2009 Plan. As of the date of this prospectus, no awards have been granted under the 2009 Plan.

We are responsible for estimating the fair value of the awards we grant and other share-related transactions. The determination of fair value requires us to make complex and subjective judgments about the projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, price volatility of our shares, and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

We determined the fair value of the ordinary shares transferred by considering generally accepted valuation methodologies, including: the discounted cash flow method under the income approach, whereby present value of future expected net cash flows is calculated using a discount rate, and the guideline companies method under the market approach, which incorporates certain assumptions, including the market performance of comparable listed companies as well as our financial results and growth trends, to derive our total equity value. Other general assumptions used in deriving the fair value of the ordinary shares transferred and our total equity value include the following: (i) there will be no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) there will be no material changes in tax law in China and the tax rates applicable to our subsidiaries; (iii) exchange rates and interest rates will not differ materially from currently prevailing rates, (iv) the availability of finance will not be a constraint on the future growth of the Company, (v) the Company will retain and have competent management, key personnel and technical staff to support its ongoing operation, and (vi) there will be no material deviation in market conditions from economic forecasts.

For the awards previously granted, we determined the fair value of our ordinary shares using the discounted cash flow method under the income approach. Under the discounted cash flow method, the projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The discount rates reflect the risks our management perceived as being associated with achieving the forecasts and are based on our estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account systemic risks and company-specific risks. We also applied a discount for lack of marketability, or DLOM, to reflect the fact that, at the time of the grants, we were a closely-held company and there was no public market for our ordinary shares. We used the Black-Scholes option pricing model in assessing the DLOM. We checked the results obtained under the discounted cash flow method against the results obtained from the guideline companies method under the market approach approaches and found no material discrepancies. For the determination of the fair value of the shares transferred on March 31, 2008 and the option granted on July 27, 2009, we also considered retrospective valuations conducted by American Appraisal China, an independent appraiser.

July 31, 2007. On July 31, 2007, Libin Sun, our chairman and chief executive officer, sold 146 ordinary shares in LT International Limited, or LT International, to three employees for RMB1.3 million ($0.2 million). LT International is one of our shareholders and is controlled by Libin Sun. These ordinary shares of LT International represented an interest in Linkage BVI, which was converted into 3,510,000 ordinary shares of, or a 0.86% interest in, Linkage Cayman pursuant to the share swap that we effected in December 2008 in anticipation of our initial public offering. We characterized the share transfer as compensation for the employees’ services to us and recorded share-based compensation expenses of $0.6 million for the year ended December 31, 2007, equal to the excess amount of fair market value of the shares over the purchase consideration. We used the discounted cash flow method in the determination of the fair market value of the shares transferred, applying a discount rate of 20% and DLOM of 15% in the determination.

March 31, 2008. On March 31, 2008, Libin Sun sold 1,543 ordinary shares of HF International Limited, or HF International, to 549 employees for $4.7 million. HF International was then one of our shareholders and was controlled by Libin Sun and a group of our employees. These ordinary shares of HF International represented an interest in Linkage BVI, which was converted into 21,925,500 ordinary shares of, or a 5.4% interest in, Linkage Cayman pursuant to the share swap in December 2008. We characterized the share transfer as compensation for the employees’ services to us and recorded share-based compensation expenses of $2.3 million for the year ended December 31, 2008, equal to the excess amount of fair market value of the shares over the purchase consideration. We used the discounted cash flow method in the determination of the fair market value of the shares transferred, applying a discount rate of 21% and DLOM of 18% in the determination.

July 27, 2009. On July 27, 2009, we granted an option to purchase 6,197,907 ordinary shares at the price of RMB0.25 ($0.04) per share to an executive officer. The option is subject to vesting over three years, starting from July 31, 2009, and was valued at the estimated fair market value on the date of the award. We characterized the share grant as compensation for the executive officer’s services to us and recorded share-based compensation expenses. We used the discounted cash flow method in the determination of the fair market value of the shares transferred, applying a discount rate of 17.5% and DLOM of 10% in the determination.

The table below sets forth certain information concerning the awards granted to our directors, officers and employees on the dates indicated:

					Mid-Point of
					Estimated	Intrinsic
		Ordinary	Purchase Price/	Fair	IPO	Value(1)	Type of
Date	Options	Shares	Exercise Price ($)	Value ($)	Price ($)	($ in millions)	Valuation

July 31, 2007	–	3,510,000	0.05	0.21	1.40	4.7	Retrospective
March 31, 2008	–	21,925,500	0.21	0.32	1.40	26.1	Retrospective
July 27, 2009	6,197,907	–	0.04	0.88	1.40	8.4	Contemporaneous

(1)	Intrinsic Value is determined based on the difference between the estimated initial public offering price of $1.4 per ordinary share (or $14.0 per ADS, being the mid-point of the initial offering price range shown on the cover page of this prospectus), and the purchase price/exercise price of ordinary shares/options, multiplied by number of ordinary shares/options.

The increase in the fair value of our ordinary shares from $0.21 per share on July 31, 2007 to $0.32 per share on March 31, 2008 was primarily attributable to the following developments of our company during the period:

•	Increase of our sales revenue, especially those generated from software development; and

•	Increase of our market share in the China telecom IT solution market.

The increase in the fair value of our ordinary shares from $0.32 per share on March 31, 2008 to $0.88 per share on July 27, 2009 was primarily attributable to the following developments of our company during the period:

•	Increase in our projected revenues due to strong growth in demand for our software development solutions;

•	Introduction of new solutions that address the operation convergence faced by the telecom operators post-restructuring and the advent of 3G technologies during the period; and

•	Upwardly revised estimates of our market share due to opportunities presented by the restructuring and the introduction of 3G solutions.

The increase in the fair value of our ordinary shares determined as of July 27, 2009 to the mid-point of the initial offering price range of $1.4 per share is primarily attributable to the following factors:

•	Increase in our customer base and projected revenues as a result of:

•	successful signing of contracts since July 2009 with four provincial subsidiaries of Telecom Operator C, which is expected to increase the prospect of further business with these and other provincial subsidiaries of Telecom Operator C, and

•	projected increase in revenues from Telecom Operator B as a result of a large existing customer base with Telecom Operator B and projected increase in demand since July 2009 for the next generation BSS and billing systems stemming from these customers’ convergence of fixed-line, broadband and 3G mobile subscribers;

•	Increased cost efficiency as a result of recent and future emphasis on reusability of software solutions and components in projects and anticipated corresponding decrease in development costs; and

•	The removal of the marketability discount used to value the July 27, 2009 grant.

Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands or British Virgin Islands withholding tax is imposed upon any payment of dividends.

Hong Kong

Our subsidiary in Hong Kong was subject to income tax at the statutory rates of 17.5%, 17.5% and 16.5% for 2006, 2007 and 2008, respectively.

China

Our subsidiaries in the PRC were governed by the Income Tax Law of the People’s Republic of China concerning foreign-invested enterprises, or FIEs, and foreign enterprises, or the FIE Income Tax Law, and local income tax laws in 2006 and 2007. The statutory rate for a FIE was 33%, including 30% state income tax and 3% local income tax. A qualified high and new technology enterprise, or HNTE, that operates in a state-level high and new technology development zone, was entitled to a preferential tax rate of 15%. Furthermore, a profitable HNTE was exempted from all income taxes for two years, beginning with the first profitable year, and a 50% reduction of income tax rate for the subsequent three years. Local income tax was fully exempted during the tax holiday. As Linkage Nanjing was qualified as an HNTE operating in an high and new technology development zone, it was subject to an income tax rate at 7.5% during the years ended December 31, 2006 and 2007. Linkage Suzhou, recognized as a newly established software company, was entitled to two years’ tax exemption followed by three years of 50% tax reduction, starting from 2004, its first profitable year. As a result, for the years ended December 31, 2006 and 2007, Linkage Suzhou was entitled to a preferential tax rate of 15%. The 3% local tax was fully exempted during the tax holiday.

On March 16, 2007, the PRC government promulgated the PRC Corporate Income Tax Law, or the New CIT Law, which became effective from January 1, 2008. All enterprises, including both domestic enterprises and FIEs, would be taxed at a statutory rate of 25%. However, certain HNTEs continue to be entitled to a preferential tax rate of 15% and enjoy the previously granted tax holidays. Linkage Nanjing was certified as such an HNTE on December 9, 2008, which certification will be effective for three years from 2008 to 2010. At the same time, Linkage Nanjing continued to be eligible for a preferential tax rate of 12.5% for 2008 under the existing tax holiday scheme. On December 31, 2008, Linkage Nanjing was certified as a “Key Software Enterprise” for 2008 and is therefore eligible for a 10% tax rate for income earned during 2008. As companies may select the most preferential tax rate to apply, we applied the 10% rate to Linkage Nanjing in 2008. However, due to the significant uncertainty as to whether similar preferential tax rates can be obtained for future years, we did not assume Linkage Nanjing would continue to enjoy the 10% preferential tax rate after 2008 and applied a 15% tax rate in the calculation of applicable tax rate and deferred taxes for Linkage Nanjing for 2009. Linkage Suzhou was subject to a uniform tax rate of 25% for 2008 according to the New CIT Law.

Under the New CIT Law, enterprises established in China and enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises.” The New CIT Law also imposes a 10% withholding income tax for interest and dividends distributed by a resident enterprise to its immediate holding company outside the PRC that is not considered a resident enterprise, which were previously exempt. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. For the year ended December 31, 2008 and the six months ended June 30, 2009, we have accrued dividend withholding tax of $1.8 million and $nil, respectively, at the rate of 10% in deferred tax liabilities for undistributed earnings of our PRC subsidiaries. We expect our withholding obligations to decrease as we become eligible for the lower withholding tax applicable to companies with a Hong Kong holding or intermediate holding company, provided, among other things, that the Hong Kong holding company will have held 25% or more of the equity interest of Linkage Nanjing at all times within the 12-month period prior to any dividends distribution.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with the U.S. GAAP, appearing elsewhere in this prospectus. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered critical if requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could material impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

We derive our revenues from three sources: (i) software development, which includes development and licensing of software, provision of customization, modification, implementation, integration, training and PCS, as well as recurring revenues from ongoing system support and enhancement services, (ii) IT services, which includes system integration, third-party hardware maintenance, third-party software support, network support, and IT consulting and research services, and (iii) resale of third-party hardware and software.

Our software development arrangements contain multiple deliverables. The deliverables include licenses of custom software which consist of a combination of self-developed core software and third-party software, and related services such as customization, modification, implementation and integration services, training, and PCS. Such arrangements may also include third-party hardware and hardware installation and maintenance to the extent hardware is sold as part of the arrangement. As these arrangements require significant modification or customization of the software, revenues for the combined arrangement is recognized over the service period based on the percentage-of-completion method of accounting. Because PCS has never been sold separately, we do not have vendor specific objective evidence of fair value of PCS. The percentage-of-completion method of revenue recognition is therefore applied through the date the last element is required to be delivered, which is typically the end of the bundled PCS period. Progress toward completion is measured by dividing the actual direct labor costs incurred into total estimated direct labor costs for the project. Revenue with respect to a project is computed by multiplying total estimated contract revenue by the percentage of completion. Cost of revenue is computed in a similar manner by multiplying total estimated contract cost by the percentage of completion. Gross profit with respect to the project for a period is the excess of revenue over the cost of revenue. Any revisions to existing estimated contract profits, if necessary, are made in the period in which the circumstances requiring the revisions become known. Provisions for expected losses on uncompleted contracts are recorded in the period in which such losses become probable.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amount of software development revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates to complete customer engagements, including skill level and experience of project managers, staff assigned to engagements and continuity and attrition level of processional services staff. Changes in the estimated stage of completion of a particular project could create variability in our revenue and results of operations if it is required to increase or decrease previously recognized revenue related to a particular project or if it expects to incur a loss on the project.

Certain of our software development arrangements include ongoing system support and enhancement services. These services consist of designing and implementing enhancements to existing software, providing overall system support and performing operational tasks in the customer’s IT function on behalf of the customer. These services are generally provided over a specified period of time, typically ranging from a few months to two years. The cost of providing such services cannot be reliably estimated as the workload varies with the customer’s service requests during the service period. Under these arrangements, the entire arrangement fee and accumulated contract costs are deferred and recognized ratably over the longer of the PCS and the system support and enhancement service period, commencing subsequent to delivery of the customized software and when PCS, system support and enhancement services are the only remaining deliverables.

Revenue from ongoing system support and enhancement arrangements that are not combined with other elements are recognized ratably over the service period and when persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectability is reasonably assured.

Subsequent sales of upgrades and enhancements are accounted for separately from the initial sales of customized software as upgrades and enhancements are not negotiated within a short time frame of the initial sale, the software from the initial sale is not dependent on the delivery of the upgrades or enhancements, neither the fees for the initial or subsequent sale are subject to refund if one or the other contracts is not fulfilled nor are payment terms for either sale tied to the performance of the other.

Our system integration arrangements also include multiple deliverables, such as third-party hardware and software, installation, integration, training, maintenance, and support. We evaluated the deliverables for separation and determined that the delivered items should not be considered a separate unit of account because not all undelivered elements have objective and reliable evidence of fair value. Revenues are recognized when we have substantially met our performance obligations under the contract and received final acceptance from the customer. Generally revenues are recognized net of the amounts paid to suppliers of the third-party hardware and software as we are considered to be an agent in these arrangements.

We enter into third-party hardware maintenance and software support contracts with end customers and generally enter into back-to-back arrangements of similar key terms with the third-party hardware and software vendors to cover our risks in the customer contracts. Revenues are recognized ratably over the term of the maintenance or support agreement when all other revenue recognition criteria are met. Under such arrangements, we recognize revenues net of the back-to-back contracts as we are considered an agent in these arrangements. Limited to a few arrangements where we are contracted to provide network support services and no back-to-back arrangements exist with third-party hardware and software vendors, we report revenues at gross amounts billed to the customer because we are the primary obligor in those arrangements.

Our research findings under IT consulting and research arrangements are evaluated by the customer based on the customer’s specific criteria. Revenues are recognized when we receive final acceptance from the customer, assuming all other revenue recognition criteria have been met.

Revenue from resale of third party hardware and software, if not bundled with other deliverables, is recognized upon delivery and acceptance.

The determination of whether we serve as a principal or agent in an arrangement is based on an evaluation of the terms of the arrangement and is judgmental. Most of our system integration and third-party hardware maintenance and software support arrangements are reported on a net basis because we do not take general inventory risk, we have little or no latitude in setting sales prices, we do not make changes to third-party products, we have no discretion in supplier selection, we have limited physical loss inventory risk, and the third party product suppliers are the primary obligors.

Billings are rendered based on agreed upon contract milestones. Revenues recognized in excess of billings is recorded as unbilled receivables and is included in trade accounts receivable. Unbilled receivables also include costs incurred when performing system integration services as an agent and will be billed based on contractual billing milestones. These costs typically relate to hardware, software and spare parts that have been acquired by the Company and have been delivered to the customer. Billings in excess of revenues recognized are recorded as deferred revenue.

Allowance for doubtful accounts

We provide allowances for doubtful accounts for our trade accounts receivable based on an analysis of the history of bad debts, the credibility of our customers, aging of the accounts receivable, changes in our customers’ payment terms, economic conditions, and other specific circumstances related to the accounts. We perform ongoing credit evaluations of our customers’ financial condition and, generally, require no collateral from our customers.

Our accounts receivable balances on December 31, 2007 and 2008 and June 30, 2009 were $36.0 million, $52.4 million and $69.1 million, respectively, net of allowance for doubtful accounts of $81,000, $144,000 and $144,000, respectively. If the financial condition of our customers were to deteriorate, resulting in their failure to make payments, an additional allowance might be required.

Share-based compensation

We are responsible for estimating the fair value of our share-related transactions, which have been the result of the issuance of ordinary shares at a discount from fair value. The determination of fair value requires us to make complex and subjective judgments about the projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies and our share price volatility, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

We recognized total share-based compensation expense of $nil, $0.6 million, $2.3 million and $nil for the years ended December 31, 2006, 2007, and 2008 and the six months ended June 30, 2009, respectively.

Determination of the fair value of share-based compensation is further discussed in “—Factors Affecting Our Results of Operations—Share-Based Compensation Expenses.”

Income taxes

Deferred income taxes are accounted for under the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing whether our deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our subsidiaries to generate taxable income in future years. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. As of December 31, 2007 and 2008, we have not recorded a valuation allowance as we believe it is more likely than not that our deferred tax assets will be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

On January 1, 2007, we adopted Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, or FIN 48. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The total amount of unrecognized tax benefits as of the date of adopting FIN 48 was nil. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the six quarters in the period from January 1, 2008 to June 30, 2009. The following information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed quarterly financial information on the same basis as our audited financial statements. The unaudited condensed quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have fluctuated and may continue to fluctuate from period to period. The historical operating results for any quarter may not be indicative of our results for any future period.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009
	($ in thousands)

Total revenues	16,028	16,957	19,707	35,637	30,637	35,972
Total cost of revenues	(8,731)	(7,466)	(9,503)	(15,455)	(15,252)	(18,655)
Gross profits	7,297	9,491	10,204	20,182	15,385	17,317
Operating expenses:
Sales and marketing expenses	(1,677)	(1,836)	(1,486)	(2,385)	(2,161)	(2,013)
General and administrative expenses	(2,743)	(1,633)	(2,126)	(9,111)	(4,070)	(3,579)
Research and development expenses	(348)	(471)	(816)	(887)	(1,173)	(1,741)
Total operating expenses	(4,768)	(3,940)	(4,428)	(12,383)	(7,404)	(7,333)
Income from operations	2,529	5,551	5,776	7,799	7,981	9,984
Total other income (expense), net	149	(233)	48	(43)	(70)	332
Income before taxes	2,678	5,318	5,824	7,756	7,911	10,316
Income tax expenses	(1,228)	(1,021)	(1,527)	(701)	(1,381)	(1,700)
Net income	1,450	4,297	4,297	7,055	6,530	8,616

Our operating results can fluctuate from quarter to quarter and are affected by factors such as customers’ IT budget and spending plan, seasonality and amount of share-based compensation granted within a particular quarter. In general, revenues are relatively low in the first quarter of each year and relatively high in the fourth quarter of each year. The relatively lower revenues in the first quarter can be attributed to the large number of our engineers taking leave during the Chinese New Year holidays during either January or February of each year. The relatively higher revenues in the fourth quarter can be attributed to a larger proportion of software solutions being delivered and installed before year-end, which is influenced by our customers’ calendar-year-based IT budget and spending cycles.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated under US GAAP.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2006		2007		2008		2008		2009
	($ in thousands, except percentages)						($ in thousands, except percentages)
		%		%		%		%		%

Revenues:
Software development	32,751	70.0	44,729	83.2	77,961	88.3	29,487	89.4	58,736	88.2
IT services	6,358	13.6	4,703	8.7	5,192	5.9	2,024	6.1	1,692	2.5
Third-party hardware and software	7,659	16.4	4,348	8.1	5,176	5.8	1,474	4.5	6,181	9.3

Total revenues	46,768	100.0	53,780	100.0	88,329	100.0	32,985	100.0	66,609	100.0

Cost of revenues:
Software development(1)	(16,233)	(34.7)	(19,319)	(35.9)	(35,587)	(40.3)	(14,427)	(43.7)	(27,531)	(41.3)
IT services	(953)	(2.0)	(519)	(1.0)	(942)	(1.1)	(474)	(1.4)	(873)	(1.3)
Third-party hardware and software	(6,827)	(14.6)	(3,852)	(7.2)	(4,626)	(5.2)	(1,296)	(3.9)	(5,503)	(8.3)

Total cost of revenues	(24,013)	(51.3)	(23,690)	(44.0)	(41,155)	(46.6)	(16,197)	(49.1)	(33,907)	(50.9)

Gross profit	22,755	48.7	30,090	56.0	47,174	53.4	16,788	50.9	32,702	49.1
Operating expenses:
Sales and marketing expenses(1)	(4,332)	(9.3)	(5,651)	(10.5)	(7,384)	(8.4)	(3,513)	(10.7)	(4,174)	(6.3)
General and administrative expenses(1)	(7,186)	(15.4)	(9,661)	(18.0)	(15,613)	(17.7)	(4,376)	(13.3)	(7,649)	(11.5)
Research and development expenses	(704)	(1.5)	(1,098)	(2.0)	(2,522)	(2.9)	(819)	(2.5)	(2,914)	(4.4)

Total operating expenses	(12,222)	(26.1)	(16,410)	(30.5)	(25,519)	(28.9)	(8,708)	(26.4)	(14,737)	(22.1)

Income from operations	10,533	22.5	13,680	25.4	21,655	24.5	8,080	24.5	17,965	27.0

Other income (expense):
Interest income	141	0.3	231	0.4	165	0.2	92	0.3	62	0.1
Interest expense	(614)	(1.3)	(683)	(1.3)	(489)	(0.6)	(371)	(1.1)	(320)	(0.5)
Other income (expense), net	54	0.1	165	0.3	245	0.3	195	0.6	520	0.8

Total other income (expense), net	(419)	(0.9)	(287)	(0.6)	(79)	(0.1)	(84)	(0.2)	262	0.4

Income before income taxes	10,114	21.6	13,393	24.9	21,576	24.4	7,996	24.2	18,227	27.4
Income tax expense	(943)	(2.0)	(810)	(1.5)	(4,477)	(5.1)	(2,249)	(6.8)	(3,081)	(4.6)

Net income	9,171	19.6	12,583	23.4	17,099	19.3	$5,747	17.4	$15,146	22.8

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	($ in thousands)

Share-based compensation expenses included in:
Cost of revenues (Software development)	–	–	1,820	1,820	–
Sales and marketing expenses	–	–	232	232	–
General and administrative expenses	–	577	231	231	–

Reportable Segments

For the years ended December 31, 2006, 2007, 2008 and for the six months ended June 30, 2009, we had two reportable segments: (i) software development and (ii) IT services and third-party products. Segment revenues from the software development segment and the IT services and third-party products segment accounted for 82.0% and 18.0%, respectively, of our total revenues for 2006, 89.6% and 10.4%, respectively, for 2007, and 93.1% and 6.9%, respectively, for 2008, 96.1% and 3.9%, respectively, for the six months ended June 30, 2009. The software development segment comprises the development, implementation, modification, maintenance and enhancements of customized software based on customer specifications and requirements. The IT services and third-party products segment comprises the provision of system integration services, third-party hardware and software procurement, sale and maintenance, network support and consulting services. We do not allocate operating expenses to the segments. We review segment revenues net of the cost of third-party hardware and software. The following table sets forth our revenues and gross profit by segment.

	Year Ended December 31,						Six Months Ended June 30,
	2006		2007		2008		2008		2009
	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment
	Revenues	Gross Profit	Revenues	Gross Profit	Revenues	Gross Profit	Revenues	Gross Profit	Revenues	Gross Profit
	($ in thousands)

Reportable segments:
Software development	32,751	16,518	44,729	25,410	77,961	42,374	29,487	15,060	58,736	31,205
IT services and third-party products	7,190 (1)	6,237	5,199 (1)	4,680	5,742 (1)	4,800	2,202 (1)	1,728	2,370 (1)	1,497

Total	39,941	22,755	49,928	30,090	83,703	47,174	31,689	16,788	61,106	32,702

(1)	The following table sets forth the reconciliation between revenues reported on our financial statements from (i) IT services, (ii) third-party hardware and software, and (iii) cost of third-party hardware and software.

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	($ in thousands)

Reported revenues from IT services	6,358	4,703	5,192	2,024	1,692
Reported revenues from third-party hardware and software	7,659	4,348	5,176	1,474	6,181
Reported cost of third-party hardware and software	(6, 827)	(3,852)	(4,626)	(1,296)	(5,503)

Segment revenues from IT services and third-party products	7,190	5,199	5,742	2,202	2,370

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Revenues. Our reported revenues increased by $33.6 million, or 101.9%, from $33.0 million in the six months ended June 30, 2008 to $66.6 million in the six months ended June 30, 2009 and our segment revenues increased by $29.4 million, or 92.8%, from $31.7 million in the six months ended June 30, 2008 to $61.1 million in the six months ended June 30, 2009. This increase was primarily due to the following reasons:

•	Software development segment. Revenues from our software development segment were $58.7 million in the six months ended June 30, 2009, compared to $29.5 million in the six months ended June 30, 2008. The increase was partly attributable to the increase in the number of our customers from 62 as of June 30,

2008 to 67 as of June 30, 2009, and partly attributable to an increase in revenue contributions from Operator B that almost doubled during the period and revenue contributions from Operator C that almost tripled during the period. The increase in customer base and revenue contributions from Operator B and Operator C was a result of our efforts to build customer relationships and offer solutions that address market demand after the restructuring that commended in May 2008.

•	IT services and third-party products segment. Revenues from IT services and third-party products segment remained stable, with $2.2 million in the six months ended June 30, 2008 and $2.4 million in the six months ended June 30, 2009. This was attributable to a stable customer base and customer demand for our IT services and third-party products.

Cost of Revenues. Our reported cost of revenues increased by $17.7 million, or 109.3%, from $16.2 million in the six months ended June 30, 2008 to $33.9 million in the six months ended June 30, 2009 and our segment cost of revenues increased by $13.5 million, or 90.6%, from $14.9 million in the six months ended June 30, 2008 to $28.4 million in the six months ended June 30, 2009. This increase was primarily attributable to the following.

•	Software development segment. Cost of revenues for the software development segment increased by 90.8%, from $14.4 million in the six months ended June 30, 2008 to $27.5 million in the six months ended June 30, 2009. This increase was primarily due to an increase in personnel expenses as a result of the increase in the number of our engineers allocated to active software development projects from approximately 1,700 in the six months ended June 30, 2008 to approximately 3,100 in the six months ended June 30, 2009 in order to meet increasing customer demand relating to 3G and other new technologies, which increase was partially offset by a decrease in share-based compensation from $1.8 million employees in the six months ended June 30, 2008 to nil in the six months ended June 30, 2009.

•	IT services and third-party products segment. Cost of revenues for the IT services and third-party products segment increased by 84.2% from $0.5 million in the six months ended June 30, 2008 to $0.9 million in the six months ended June 30, 2009. This increase was due to an increase in implementation cost.

Operating Expenses. Our operating expenses increased by $6.0 million, or 69.2%, from $8.7 million in the six months ended June 30, 2008 to $14.7 million in the six months ended June 30, 2009. Operating expenses as a percentage of total revenues decreased by 4% from 26% to 22%. The increase in operating expenses is attributable to:

•	Sales and marketing expenses. Sales and marketing expenses increased by $0.7 million, or 18.8% from $3.5 million in the six months ended June 30, 2008 to $4.2 million in the six months ended June 30, 2009. This increase was primarily attributable to the increase in compensation and benefit costs associated with sales and marketing personnel;

•	General and administrative expenses. General and administrative expenses increased by $3.3 million, or 74.8%, from $4.4 million in the six months ended June 30, 2008 to $7.6 million in the six months ended June 30, 2009. The increase was primarily attributable to an increase in the accruals of performance-based bonus and increases in rental expenses and office decoration expenditure; and

•	Research and development expenses. Research and development expenses increased by $2.1 million, or 255.8%, from $0.8 million in the six months ended June 30, 2008 to $2.9 million in the six months ended June 30, 2009. The increase was primarily because the number of our engineers allocated to our research and development projects was increased in anticipation of the introduction of 3G technologies by telecom operators.

Income Tax Expense. Our income tax expense grew by $0.8 million, or 37.0%, from $2.2 million in the six months ended June 30, 2008 to $3.1 million in the six months ended June 30, 2009. This was mainly due to mixed effect of increase in taxable income and decrease in effective tax rate from 28.1% in six months ended June 30, 2008 to 16.9% in the six months ended June 30, 2009. The decrease was mainly because there was no share-based compensation expenses or withholding tax on dividend declared by Linkage Nanjing in the six months ended June 30, 2009 compared to $2.3 million share-based compensation expenses and $0.8 million withholding tax in the six months ended June 30, 2008.

Net Income. As a result of the foregoing, our net income increased by $9.4 million, or 163.5%, from $5.7 million in the six months ended June 30, 2008 to $15.1 million in the six months ended June 30, 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues. Our reported revenues increased by $34.5 million, or 64.1%, from $53.8 million in 2007 to $88.3 million in 2008 and our segment revenues increased by $33.8 million, or 67.7%, from $49.9 million in 2007 to $83.7 million in 2008 primarily due to the reasons below.

•	Software development segment. Revenues from our software development segment were $78.0 million in 2008, compared to $44.7 million in 2007. The increase was attributable to the increase in the number of our customers from 57 in 2007 to 65 in 2008 and an increase in demand for our solutions partly as a result of our ability to take advantage of the restructuring of China’s telecom industry in 2008, to establish new customer relationships, offer solutions that addressed the fixed-line, mobile and broadband operations convergence faced by the telecom operators post-restructuring and the advent of 3G technologies, and cross-sell to our expanded customer base.

•	IT services and third-party products segment. Revenues from IT services and third-party products segment increased by $0.5 million from $5.2 million in 2007 to $5.7 million in 2008. This increase was primarily attributable to an increase in the amount of third-party hardware and software utilized in IT solutions for customers as a result of an increase in software development and an increasing reliance by our customers on our knowledge of the telecom industry and its best practices.

Cost of Revenues. Our reported cost of revenues increased by $17.5 million, or 73.8%, from $23.7 million in 2007 to $41.2 million in 2008 and our segment cost of revenues increased by $16.7 million, or 84.3%, from $19.8 million in 2007 to $36.5 million in 2008 primarily due to the reasons below.

•	Software development segment. Cost of revenues for the software development segment increased by $16.3 million, or 84.5%, from $19.3 million in 2007 to $35.6 million in 2008. This increase was primarily due to an increase in personnel expenses as a result of the increase in the number of our engineers allocated to active software development projects from approximately 1,400 in 2007 to approximately 2,000 in 2008 and an increase in share-based compensation from nil in 2007 to $1.8 million as a result of a transfer of an indirect interest in Linkage BVI to 549 employees in 2008.

•	IT services and third-party products segment. Cost of revenues for the IT services and third-party products segment increased by 81.5% from $0.5 million in 2007 to $0.9 million in 2008. This increase was due to an increase in implementation cost that corresponded to an increase in the sales of the same.

Operating Expenses. Our operating expenses increased by $9.1 million, or 55.5%, from $16.4 million in 2007 to $25.5 million in 2008. Operating expenses as a percentage of total revenues decreased by 1.6% from 30.5% to 28.9%. The increase in operating expenses is attributable to:

•	Sales and marketing expenses. Sales and marketing expenses increased by $1.7 million, or 30.7% from $5.7 million in 2007 to $7.4 million in 2008. This increase was primarily attributable to the increase in marketing and promotional expenses in connection with our operational expansion;

•	General and administrative expenses. General and administrative expenses increased by $6.0 million, or 61.6%, from $9.7 million in 2007 to $15.6 million in 2008. The increase was primarily attributable to an increase in general and administrative headcount from 68 in 2007 to 90 in 2008 and the additional compensation and benefits costs associated with this increase and to increases in rental expense and entertainment expenditure; and

•	Research and development expenses. Research and development expenses increased by $1.4 million, or 129.7%, from $1.1 million in 2007 to $2.5 million in 2008. The increase was primarily because we invested more resources in research and development in anticipation of the introduction of 3G technologies by telecom operators.

Income Tax Expense. Our income tax expense grew by $3.7 million, or 452.7%, from $0.8 million in 2007 to $4.5 million in 2008. This was mainly due to an increase in taxable income and an increase in effective tax rate from 6.0% in 2007 to 20.8% in 2008 as a result of the adoption of the New CIT Law.

Net Income. As a result of the foregoing, our net income increased by $4.5 million, or 35.9%, from $12.6 million in 2007 to $17.1 million in 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues. Our reported revenues increased by $7.0 million, or 15.0%, from $46.8 million in 2006 to $53.8 million in 2007 and our segment revenues increased by $10.0 million, or 25.1%, from $39.9 million in 2006 to $49.9 million in 2007 primarily due to the reasons below.

•	Software development segment. Revenues from our software development segment increased by 36.3% from $32.8 million in 2006 to $44.7 million in 2007. The increase was attributable to the increase in the number of our customers from 54 in 2006 to 57 in 2007 and an increase in our offerings and an increase in demand for our solutions as a result of growth in China’s telecom operators’ IT spending and our ability to develop and cross-sell a host of solutions that address the anticipated fixed-line, mobile and broadband operations convergence.

•	IT services and third-party products segment. Revenues from the IT services and third-party products segment decreased by 27.7% from $7.2 million in 2006 to $5.2 million in 2007, as a result of less emphasis on system integrations in 2007 compared to 2006.

Cost of Revenues. Our reported cost of revenues decreased by $0.3 million, or 1.3%, from $24.0 million in 2006 to $23.7 million in 2007 and our segment cost of revenues increased by $2.6 million, or 15.1%, from $17.2 million in 2006 to $19.8 million in 2007 primarily due to the reasons below.

•	Software development segment. Cost of revenues for the software development segment increased $3.1 million, or 19.0%, from $16.2 million in 2006 to $19.3 million in 2007. The increase in our cost of revenues for our software development segment was primarily due to an increase in personnel expenses as a result of the increase in the number of our engineers allocated to active software development projects from approximately 1,100 in 2006 to approximately 1,400 in 2007.

•	IT services and third-party products segment. Cost of revenues for the IT services and third-party products segment decreased by 45.5% from $1.0 million in 2006 to $0.5 million in 2007. This decrease was primarily due to a decrease in implementation costs for customers.

Operating Expenses. Our operating expense increased by $4.2 million, or 34.3%, from $12.2 million in 2006 to $16.4 million in 2007. Operating expenses as a percentage of total revenues increased by 4.3% from 26.2% to 30.5%. The increase in operating expenses is attributable to:

•	Sales and marketing expenses. Sales and marketing expenses increased by $1.3 million, or 30.4% from $4.3 million in 2006 to $5.7 million in 2007. The increase was primarily attributable to the increase in marketing and promotional expenses in connection with our operational expansion and an increase in compensation and benefits costs associated with sales and marketing personnel;

•	General and administrative expenses. General and administrative expenses increased by $2.5 million, or 34.4%, from $7.2 million in 2006 to $9.7 million in 2007. The increase was primarily attributable to an increase in compensation and benefits costs associated with general and administrative personnel and an increase in legal and audit fees in connection with our business expansion; and

•	Research and development expenses. Research and development expenses increased by $0.4 million, or 56.0%, from $0.7 million in 2006 to $1.1 million in 2007. This represented 1.5% and 2.0% of total revenues for 2006 and 2007, respectively. The increase was primarily attributable to an increase in compensation and benefits costs associated with personnel allocated to research and development.

Income Tax Expense. Our income tax expense decreased by $0.1 million, or 14.1%, from $0.9 million in 2006 to $0.8 million in 2007. This was mainly due to a decrease in effective rate from 9.3% in 2006 to 6.0% in 2007, caused primarily by an increase in tax holiday benefits, offset by an increase in taxable income.

Net Income. As a result of the foregoing, our net income increased by $3.4 million, or 37.2%, from $9.2 million in 2006 to $12.6 million in 2007.

Liquidity and Capital Resources

Our cash and cash equivalents consists of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less, that are placed with banks and other financial institutions. The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	($ in thousands)

Net cash provided by (used in) operating activities	2,902	11,746	22,948	17,166	(7,132)
Net cash used in investing activities	(1,486)	(432)	(983)	(518)	(1,353)
Net cash provided by (used in) financing activities	(525)	(6,137)	(21,799)	(12,972)	7,240
Net increase (decrease) in cash and cash equivalents	1,147	5,795	280	3,746	(1,261)
Cash and cash equivalents at beginning of the period	10,754	11,901	17,696	17,696	17,976
Cash and cash equivalents at end of the period	11,901	17,696	17,976	21,442	16,715

As of December 31, 2008, we had $18.0 million in cash and cash equivalents, compared to $17.7 million as of December 31, 2007. The relatively stable level of cash and cash equivalents was primarily due to net cash from our operations less the payment of a dividend of $18.2 million in 2008. As of June 30, 2009, we had $16.7 million in cash and cash equivalents, compared to $18.0 million as of December 31, 2008. The decrease in our cash and cash equivalents from December 31, 2008 to June 30, 2009 was primarily due to a decrease in net cash from our operations. In January 2009, we declared dividends to holders of our ordinary shares in the amount of $14.7 million and during the period from January 1, 2009 to the date of this prospectus, we made dividend distributions to our shareholders totaling approximately $13.3 million in cash.

Our working capital as of December 31, 2006, 2007, 2008 and June 30, 2009 was $15.0 million, $26.1 million, $31.4 million and $31.2 million, respectively. We had $6.5 million, $8.2 million, $5.1 million and $24.9 million outstanding bank borrowings as of such dates. In addition, we currently have a $13.0 million credit facility that consists of short-term revolving loans and letters of credit. As of June 30, 2009, used and unused portions of the credit facility were $0.6 million and $12.4 million, respectively.

Operating Activities

We have financed our business primarily through cash generated from our operations and short-term borrowings from commercial banks.

Net cash used in operating activities amounted to $7.1 million for the six months ended June 30, 2009 primarily attributable to the business growth which caused (i) an increase in trade accounts receivable of $16.7 million, and (ii) an increase of $5.7 million in inventories and contracts in progress, partly offset by net income of $15.1 million and an increase of $2.9 million in accrued expense and other payables.

Net cash provided by operating activities amounted to $22.9 million in 2008 primarily attributable to (i) net income of $17.1 million, (ii) a decrease of $8.6 million in inventories and contracts in progress as a result of a decrease in hardware purchases, and (iii) an increase in accrued payroll and welfare of $3.3 million as a result of an increase in headcount, offset by an increase in trade accounts receivable of $13.9 million as a result of an increase in sales, attributable largely to unbilled receivables.

Net cash provided by operating activities amounted to $11.7 million in 2007 primarily attributable to (i) net income of $12.6 million, (ii) an increase of $7.1 million in trade accounts payable as a result of purchases made in the last quarter of 2007, and (iii) an increase of $6.1 million in deferred revenue as a result of an increase in the number of newly entered contracts and the resulting increase in projects in progress, partly offset by an increase in trade accounts receivable of $5.7 million as a result of an increase in total revenues and an increase of $10.3 million in inventories and contracts in progress.

Net cash provided by operating activities amounted to $2.9 million in 2006 primarily attributable to (i) net income of $9.2 million, (ii) a decrease of $3.7 million in inventories and contracts in progress due to a decrease in hardware purchases, and (iii) an increase in accrued payroll and welfare of $2.7 million, partly offset by an increase in trade accounts receivable of $5.8 million as a result of an increase in total revenues and a decrease of $7.8 million in trade accounts payable due to a decrease in hardware purchases.

Investing Activities

Our investing activities primarily relate to purchases and disposals of property and equipment and loans made to related parties. Net cash used in investing activities was $1.4 million for the six months ended June 30, 2009 primarily attributable to $1.2 million of purchases of computer and equipment for office use and $6.1 million of loans made to related parties, partly offset by repayment of loans from related parties of $5.9 million and a decrease of $64,000 in restricted cash.

Net cash used in investing activities was $1.0 million in 2008 primarily due to purchases of computer and electronic equipment and leasehold improvements at our office premises and $15.6 million of loans made to related parties, partly offset by repayment of loans from related parties of $15.6 million and a decrease of $37,000 in restricted cash. Net cash used in investing activities was $0.4 million in 2007 primarily due to purchases of property and equipment and $5.2 million of loans made to related parties, partially offset by repayment of loans from related parties of $5.3 million and a decrease of $0.1 million in restricted cash. Net cash used in investing activities was $1.5 million in 2006 primarily due to purchases of property and equipment and an increase of $0.3 million in restricted cash and $10.5 million loans made to related parties, partly offset by repayment of loans from related parties of $10.4 million.

Financing Activities

Our financing activities primarily consist of borrowings from commercial banks and related parties and dividends paid to our ordinary shareholders. Net cash provided by financing activities was $7.2 million for the six months ended June 30, 2009 primarily due to proceeds from our short-term borrowings of $24.9 million, partly offset by the $12.5 million dividends paid to our shareholders and repayment of our short-term bank borrowings of $5.1 million.

Net cash used in financing activities was $21.8 million in 2008 primarily due to the $18.2 million dividends paid to our shareholders and repayment of our short-term bank borrowings of $29.5 million, offset in part by proceeds from our short-term borrowings of $25.9 million. Net cash used in financing activities was $6.1 million in 2007 primarily due to the $1.2 million of dividends paid to our shareholders, repayment of our short-term borrowings with commercial banks of $24.1 million, repayment of our borrowing from related parties of 1.3 million, offset in part by proceeds from our short-term bank borrowings of $20.4 million. Net cash used in financing activities was $0.5 million in 2006 primarily due to the $1.7 million dividends paid to our shareholders, repayment of our short-term bank borrowings of $25.8 million, offset in part by proceeds from our short-term borrowings of $27.0 million.

We currently anticipate that we will be able to meet our needs to fund existing operations for at least the next 24 months with operating cash flow and existing cash balances.

Accounts Receivable

As of December 31, 2007, 2008 and June 30, 2009, our trade accounts receivable amounted to $36.0 million, $52.4 million and $69.1 million, respectively, and consisted of unbilled receivables and billed receivables, less allowance for doubtful accounts.

Billed Receivables

Our billed receivables correspond to the period between billing and collection, and represent the amount billed based on agreed-upon contract milestones and that remain uncollected. As of December 31, 2007, 2008 and June 30, 2009, our billed receivables were $22.6 million, $25.2 million and $35.1 million, respectively. The collection period is affected by the credit term under a contract. We typically grant credit terms of 30 to 90 days to our customers.

The following table sets forth the aging of our billed receivables as a percentage of the total billed receivables as of the dates below:

	As of December 31,		As of June 30,
	2007	2008	2009
	(%)	(%)	(%)

One month or less	68.0	77.1	64.4
Three months or less	84.0	93.5	84.7
Six months or less	94.3	95.3	96.0
One year or less	98.8	97.4	98.9

The number of customers that represented over 10% of our billed receivables was three in 2007, nil in 2008 and one in the six months ended June 30, 2009. There are currently no billed receivables that are in dispute. Our allowance for doubtful accounts of $81,000, $144,000 and $144,000, respectively, accounted for 0.2%, 0.3% and 0.2%, respectively, of our accounts receivable balances on December 31, 2007, 2008 and June 30, 2009, respectively. We do not foresee incurring a significant amount of bad debt expenses in the near future, in part because our customers are large telecom operators with sufficient resources and because our solutions are critical to their business. As of September 30, 2009, all of our billed receivables outstanding as of December 31, 2007 had been collected, approximately 94% of our billed receivables outstanding as of December 31, 2008 had been collected and approximately 57% our billed receivables outstanding as of June 30, 2009 had been collected.

Unbilled Receivables

The majority of our unbilled receivables correspond to the period between revenue recognition and invoicing, and represent the excess of recognized revenues over billings. Our contracts allow us to invoice our customers upon performing the entire contract or completion of milestones such as delivery, installation, preliminary testing and final testing. However, we recognize revenues under most of these contracts on a percentage-of-completion basis that tracks the amount of man-hours spent on a project. We generally incur man-hours prior to reaching the milestones prescribed in our contracts that allow us to invoice our customers, which gives rise to our unbilled receivables. The remainder of our unbilled receivables represent hardware, software and spare parts we purchased in connection with our system integration services as an agent for our customers. Such costs are not billed until certain agreed-upon contract milestones. Our unbilled receivables increased from $13.5 million as of December 31, 2007 to $27.4 million as of December 31, 2008, primarily due to an increase in the aggregate number of software development contracts we entered into. Our unbilled receivables as of June 30, 2009 were $34.1 million. As of September 30, 2009, all of our unbilled receivables in the year ended December 31, 2007 were subsequently billed, and 92% and 45% of our unbilled receivables in the year ended December 31, 2008 and the six months ended June 30, 2009 were billed, respectively.

Our relatively high receivables balances are a result of telecom operator practices. While we do not foresee a significant reduction in such balances or the collection period of receivables in the near future, we intend to better manage our receivables and cash flows through better monitoring of our accounts receivable and collection and better control over invoicing and credit terms.

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Our PRC subsidiaries had statutory reserve balances of $3.0 million, $5.2 million and $5.2 million as of December 31, 2007, 2008 and June 30, 2009, respectively. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries for working capital or other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to our shareholders. Our PRC subsidiaries’ registered capital of $12.2 million, $12.2 million and $12.2 million as of December 31, 2007, 2008 and June 30, 2009, respectively, was considered restricted due to restrictions on the distribution of share capital to us by our PRC subsidiaries. As of December 31, 2007, 2008 and June 30, 2009, total restricted net assets held by our PRC subsidiaries was $15.2 million, $17.4 million and $17.4 million, respectively.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008:

	Payments Due by Period
		Less Than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	($ in thousands)

Short-term debt obligations (including interest)	5,228	5,228	–	–	–
Operating lease obligations	1,163	860	303	–	–

Total	6,391	6,088	303	–	–

As of December 31, 2008, our short-term debt obligations consisted of loans due to commercial banks aggregating $5.1 million with interest rates ranging from 5.58% to 8.22% per annum with a weighted-average interest rate of 7.44% for the year ended December 31, 2008. Our operating lease obligations related to lease agreements for our corporate offices.

Our revolving credit facilities renewed on February 4, 2009, providing for letters of credit and letters of guarantee up to an aggregate of $13 million. As of December 31, 2008, there were letters of guarantee of $0.55 million issued under the facilities for Linkage HK and the unused credit facilities totaled $12.45 million. The credit facilities are not secured by any collateral. We do not believe any obligation that may arise under the facilities would be material.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Currency Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the RMB to appreciate approximately 21.2% against the U.S. dollar between July 21, 2005 and June 30, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again. To the extent that we need to convert U.S. dollars we received from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $16.7 million as of June 30, 2009 into RMB at the exchange rate of $1.00 for RMB6.8302 as of June 30, 2009, this cash balance would have been RMB114.2 million. If the exchange rate of RMB against the U.S. dollar is 10% higher than those we used in our financial statements, this cash balance would have decreased to RMB103.8 million as of June 30, 2009. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. If inflation continues to rise, it may materially and adversely affect our business.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Recent Accounting Pronouncements

In December 2007, FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations”, or SFAS 141R. SFAS 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS 141R also requires that all assets, liabilities, contingent considerations and contingencies of an acquired business be recorded at fair value as of the acquisition date. In addition, SFAS 141R requires, with certain exceptions, that acquisition costs should be expensed as incurred (rather than capitalized as part of the purchase price), restructuring costs should be expensed in periods subsequent to the acquisition date (rather than recognized as a liability in purchase accounting) and that changes after the measurement period in deferred tax asset valuation allowances and acquired income tax uncertainties should impact income tax expense. SFAS 141R requires certain financial statement disclosures to enable users to evaluate and understand the nature and financial effects of the business combination. SFAS 141R is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted SFAS 141R on January 1, 2009 and will account for any subsequent business combination accordingly.

On April 1, 2009, the FASB issued FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, or FSP 141(R)-1, which amends the guidance in SFAS 141R to establish a model for pre-acquisition contingencies that is similar to the one entity used under SFAS 141. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in Statement of Financial Accounting Standards No. 5 and FIN 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted FSP FAS 141(R)-1 on January 1, 2009 and will account for any subsequent business combination accordingly.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, or SFAS 160. This statement amends Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 on January 1, 2009 does not have a material impact on our financial position, result of operations or cash flows as there is no noncontrolling interest in the Company and its subsidiaries.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”, or FSP 157-2. FSP 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, we will adopt SFAS 157 for our non-financial assets and non-financial liabilities beginning with the first interim period of our fiscal year 2009. The adoption of FAS 157 for our non-financial assets and non-financial liabilities on January 1, 2009 did not have a material impact on our financial position, results of operation or cash flows.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, or FSP 157-3. FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. The adoption of FSP 157-3 did not have a material impact on our consolidated financial statements or the fair value of our financial assets and liabilities.

On April 9, 2009, the FASB issued FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, or FSP 157-4. FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of FSP 157-4 on April 1, 2009 did not have a material impact on our consolidated financial statements or the fair value of our financial assets and liabilities.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, or FSP FAS 142-3. The stated intent of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other GAAP. In determining the useful life of acquired intangible assets, FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of FSP FAS 142-3 on January 1, 2009 did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position Nos. FAS 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, or FSP FAS 115-2 and FAS 124-2. The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of FSP FAS 115-2 and FAS 124-2 on April 1, 2009 did not have a material impact on our consolidated financial statements.

In November 2008, the FASB ratified the consensus reached by the Task Force in Emerging Issues Task Force Issue 08-7, “Accounting for Defensive Intangible Assets”, or EITF 08-7. EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The adoption of EITF 08-7 on January 1, 2009 did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events”, or SFAS 165. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. The adoption of SFAS 165 on April 1, 2009 did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, “Accounting for Transfers of financial Assets—an amendment of FASB Statement No. 140”, or SFAS 166. SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for our fiscal year beginning January 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)”, or SFAS 167. SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective for our fiscal year beginning January 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

In October 2009, the FASB issued EITF 08-1, “Multiple-Deliverable Revenue Arrangements”. EITF 08-1 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in EITF 00-21 for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. EITF 08-1 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact of the adoption of EITF 08-1 on our consolidated financial statements.

In October 2009, the FASB issued EITF 09-3, “Certain Revenue Arrangements That Include Software Elements”. EITF 09-3 changes the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance in SOP 97-2, Software Revenue Recognition. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. This EITF will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact of the adoption of EITF 09-3 on our consolidated financial statements.

Industry

Overview of China’s Telecom Industry

China is the largest telecom market globally in terms of number of subscribers, and has experienced continued rapid growth in recent years. According to the Informa Telecoms & Media, in 2008, China’s telecom sector comprised 619 million mobile, 341 million fixed-line and 83 million broadband subscribers. In comparison, there were approximately 271 million mobile, 160 million fixed-line and 80 million broadband subscribers in the US in 2008. The following table summarizes the number of telecom service subscribers in China and the United States and the growth rates from 2001 to 2008:

	Number of Subscribers
	in 2008	2001~2008 CAGR
	(millions)	(%)

Mobile Subscribers
China	619	23.1%
US	271	11.5%
Fixed-Line Subscribers
China	341	9.6%
US	160	–2.5%
Broadband Subscribers
China	83	102.1%
US	80	32.5%

Source: Informa Telecoms & Media

Despite being the largest market with significant growth rates in the past few years, China’s subscriber penetration rates continue to lag behind developed countries such as the United States. According to the Informa Telecoms & Media, in 2008, the penetration rates in China were approximately 75% and 46% in the fixed-line and mobile markets, respectively, compared to 116% and 87%, respectively in the United States. This disparity illustrates the strong growth potential in China’s telecom industry as penetration rates continue to increase. The relatively low penetration rates, combined with promising macroeconomic conditions and governmental policies to encourage the development of the rural economy, are expected to result in sustainable and rapid growth of the telecom industry in China in the future.

Furthermore, the recent restructuring and issuance of 3G licenses will also change the competitive landscape of China’s telecom industry and drive the telecom operators’ demands for IT solutions and related upgrades and services in order to respond to intensifying competition and diversified customer needs, which will also benefit IT solution and service providers like us.

China’s Telecom IT Solution Market

China’s telecom IT solutions market can be divided into five main categories, namely:

•	Business Support Systems solutions, or BSS, which refers to business systems dealing with customers, supporting processes such as order taking, bill processing, and payment collection. Its core components include integrated accounts system, billing system, integrated settlement system, customer relationship management system and customer service system.

The importance of BSS lies in a telecom operator’s reliance on its ability to collect user data in a timely and comprehensive manner. The introduction of 3G and increased competition have led to an expansion of new service volume which will in turn lead to settlement and billing systems becoming increasingly complex. With the industry restructuring, the three operators will proceed with full service operations which translate into a bundling of fixed-line and mobile services. This will put further importance on BSS to help operators effectively manage a variety of new services.

•	Operating Support Systems solutions, or OSS, which refers to computer systems used by telecom service providers which deal with the telecom network itself, including core components such as network management software, service access, resource management, electronic operation and maintenance, activation and service assurance.

The industry restructuring will lead to the telecom operators moving toward a full service converged business model and OSS will play a critical role in enabling the telecom operators to achieve a smooth transition from their fixed-line and mobile models to such a converged business model.

•	Business Intelligence systems solutions, or BI, which refers to systems that work with BSS/OSS to support managerial decision-making for the telecom service operators. BI systems typically comprise core components such as databases, data mining and data reporting.

•	Value Added Services solutions, or VAS, which refers to systems including a typical VAS platform (SMS gateway, MMS gateway, WAP gateway and datacenter), VAS applications and portals, and service provider and content provider platforms.

•	Management Support Systems solutions, or MSS, which refers to office automation platforms, HR, finance, asset management and ERP systems platforms and other management information systems.

According to IDC, the BSS, OSS, BI, VAS and MSS markets in 2008 contributed approximately $591 million (or 44%), $315 million (or 24%), $144 million (or 11%), $222 million (or 17%) and $64 million (or 4%), respectively, to China’s $1.3 billion telecom IT solution market in 2008.

The following chart illustrates our core focus in the telecom IT solution market:

2008 China Telecom IT Solution Market
(US$1.3 billion Market Size)

According to IDC, the BSS, OSS and BI markets, which represented approximately 80% of the total China telecom IT solutions market, are expected to grow at CAGRs of 14.8%, 11.5%, and 15.0%, respectively, from 2008 to 2013.

As telecom operators face intensifying competition, they may further streamline software suppliers as a way of enhancing system capability and integrity. As a result, market concentration may continue to increase, which may benefit market leaders. According to IDC, the top five companies of BSS, OSS, and BI markets had combined market shares of 49%, 61% and 74%, respectively, in 2008. The following table summarizes the market share of China’s BSS, OSS, and BI market in 2008:

BSS		OSS		BI

Linkage	16%	Boco	27%	AsiaInfo	37%
AsiaInfo	15%	Huawei	9%	Linkage	14%
Huawei	8%	ZTE	9%	Huawei	10%
ZTE	5%	GuoXinLucent	8%	Amdocs	7%
Digital China	5%	Linkage	8%	Digital China	6%
Others	51%	Others	39%	Others	26%

Total	100%		100%		100%

Prior to 2000, the telecom IT systems mainly consisted of a billing system and a few simple network administrative systems. Starting with China Telecom’s “97 System,” an integrated local exchange management system, the IT construction of telecom operators was formally launched. Since 2000, all three major telecom operators have designed and built proprietary BSS, OSS and BI systems. However, the operators have found that these systems must constantly evolve to accommodate the growing complexity in serving the needs of fixed-line, mobile and broadband subscribers as well as the new value added services such as messaging and IPTV. To assist with these changing needs, software development and implementation are expected to be increasingly outsourced to third parties such as us.

Growth Drivers and Market Opportunities

Several market and regulatory trends are driving changes in the telecom industry that we believe will increase the need for BSS, OSS and BI to manage larger scale and more complex networks and customer needs.

Further Growth of China’s Telecom Industry and IT Industry Revitalization Plan

According to International Monetary Fund, China’s GDP growth in 2009 and 2010 is forecast to be 7.5% and 8.5%, respectively. Fixed-line and mobile subscriber penetration rates in China still lag behind developed countries such as the United States. According to the Informa Telecoms & Media, China recorded a fixed-line and mobile subscriber penetration rate of approximately 75% and 46%, respectively, compared to the US’s 116% and 87% in 2008. We expect China’s telecom industry to continue to grow in terms of subscriber numbers and revenues. Supported by favorable government policy, the rural economy will create substantial growth opportunities for China’s telecom industry. In 2008, according to IDC, approximately 31,000 remote villages each with at least 20 households received telephone access for the first time and approximately 12,000 administrative villages received internet facilities. Furthermore, as part of the MIIT’s Electronics and Information Industry Revitalization Plan published in early 2009, the MIIT highlighted the focus on implementing development initiatives in the cultivation of the service and software industries. The increasing scale of the telecom industry in China will drive the need for new implementations as well as continuous improvement and upgrade of its BSS, OSS and BI systems.

Industry Restructuring and Convergence of Fixed-Line, Mobile and Broadband Services

In May 2008, the Chinese government announced a restructuring of China’s telecom industry to enhance competition and efficiency, resulting in the creation of three large, integrated telecom operators that will provide fixed-line and mobile services as well as broadband data services across China. The restructuring resulted in the following three telecom operators.

China Mobile. China Mobile has expanded its service from GSM mobile telephone services only to include fixed-line services by acquiring China Railcom. As of December 31, 2008, China Mobile served approximately 472 million mobile, 18 million fixed-line and 6 million broadband subscribers in China, according to IDC.

China Telecom. China Telecom has expanded its service by acquiring the CDMA mobile telephone business from China Unicom. As of December 31, 2008, China Telecom served approximately 28 million mobile, 208 million fixed-line and 44 million broadband subscribers in China, according to IDC.

China Unicom. China Unicom merged with China Netcom and its service offerings have expanded from primarily GSM mobile services to fixed-line and broadband services. As of December 31, 2008, China Unicom served approximately 133 million mobile, 110 million fixed-line and 31 million broadband subscribers in China, according to IDC.

The industry restructuring has set the foundation for each operator to provide a comprehensive range of services covering the fixed-line, mobile and broadband segments. To optimize operational efficiency and increase competitiveness, operators must equip themselves with the ability to manage different businesses and innovate through industry chain integration and business transformation. Such transition, from the traditional standalone fixed-line and mobile models to an integrated converged business model, will need to be supported by the replacement or upgrade of the underlying software systems. For instance, the billing system must be able to support real-time and convergent billing modes to handle the variety and complexity of the different tariff and payment types. The OSS system must allow telecom operators to manage a range of resources with one integrated system rather than separate networks that fail to provide accurate and detailed data. The telecom operators’ shift from being business-centric to service-centric requires a BI system that accurately reflects the operators’ performance and supports their decision-making. As a result, BSS, OSS and BI providers with standardized platforms, capabilities across fixed-line and mobile platforms, and long-term relationships with the operators will emerge as leaders in this business model transition.

3G Rollout and Related Business Development

On December 31, 2008, the State Council of the PRC, or the State Council, announced the approval of 3G license issuances to the three telecom operators, and the MIIT officially issued three 3G licenses on January 7, 2009. Third generation wireless standard, or 3G, is a family of standards for mobile telecommunication. Compared to services developed under prior generation standards, 3G communications allow simultaneous use of speech and data services at higher data rates. According to IDC, the total investment in the 3G network will amount to $42.9 billion from 2009 to 2011, of which $18.6 billion will be spent in 2009, $14.3 billion in 2010, and the remaining $10.0 billion in 2011. Such investments are expected to include sub-, core- and transmission-networks as well as service and supporting networks.

The issuance of 3G licenses will drive the growth of an industrial chain comprising the construction of 3G networks, the manufacture of end-equipment, as well as operating services and IT services. 3G rollout and the launching of 3G-related new services, such as mobile Internet, mobile gaming, and video businesses (such as handset TV and mobile video-telephony), will further generate diversified and complex customer demands. To meet such demands and to integrate 2G and 3G networks, telecom operators must utilize standardized systems on a common platform and support 3G and other new technologies. We expect telecom operators to increase their capital investment considerably on the necessary telecom software solution systems or upgrades to satisfy new 3G-related demands. Telecom software solution providers, such as us, are therefore given the opportunities to experience significant growth and solidify relationships with the telecom operators as a result of the 3G and 3G-related development in the next few years.

Business

Overview

We are a leading provider of software solutions and IT services for the telecom industry in China. We develop and implement core operating systems for all of the three telecom operators in China, namely, China Mobile, China Telecom and China Unicom, that address essential software requirements critical to their success in the evolving telecom industry.

The recent restructuring of China’s telecom industry opened the fixed-line, mobile and broadband segments to all existing telecom operators in China, and the ensuing competition in these segments prompted each telecom operator to increase its IT spending on infrastructure upgrades and 3G and other next-generation technologies. We believe we are well positioned to capitalize on the competition and other trends in the telecom industry through our market leadership, long-standing relationships with the three telecom operators, comprehensive solution and service offerings, strong development capabilities and superior customer service and support.

Our telecom software solutions are built on unified platforms, scalable modules and standardized interfaces. This allows us to seamlessly and reliably support the fixed-line, mobile and broadband operations of our telecom operator customers, and help them timely and cost-effectively respond to challenges presented by a rapidly converging and expanding subscriber base, diversified service offerings and continuous technological innovations. Marketed as an integrated system or individual functions, our telecom software solutions include primarily the following:

BSS, or Business Support Systems, that support customer-oriented account, billing and customer service functions: According to IDC, an independent research company, BSS constituted approximately 44% of China’s telecom IT solutions market in 2008 and we ranked No. 1 in terms of market share of BSS solutions in China in 2008;

OSS, or Operation Support Systems, that manage network systems: According to IDC, OSS constituted approximately 24% of China’s telecom IT solutions market in 2008 and we ranked No. 5 in terms of market share of OSS solutions in China in 2008; and

BI, or Business Intelligence systems, that facilitate decision analysis processes: According to IDC, BI constituted approximately 11% of China’s telecom IT solutions market in 2008 and we ranked No. 2 in terms of market share of BI solutions in China in 2008.

As of September 30, 2009, 69 out of the 97 provincial subsidiaries and headquarters of the three telecom operators, which support an estimated 425 million mobile and 285 million fixed-line subscribers in China, were customers of our software solutions and services.

Our market leadership is driven by our strong software development capabilities. As of September 30, 2009, we had six research and development centers located in different cities in China and 3,308 of our 3,465 employees dedicated to research, development and implementation. Our core technologies are protected by nine patents and 12 pending patent applications in China, and one patent and two pending patent applications in the United States.

Our total revenues grew from $46.8 million in 2006 to $88.3 million in 2008 and our net income grew from $9.2 million in 2006 to $17.1 million in 2008. For the six months ended June 30, 2009, we generated total revenues of $66.6 million and net income of $15.1 million. In addition to software development, we generate revenues from offering telecom operators IT services, such as consulting and system integration, and implementation of third-party hardware and software to address their other IT needs. Revenues from software development, IT services and third-party hardware and software constituted 88.3%, 5.9% and 5.8%, respectively, of our total revenues in 2008, and 88.2%, 2.5% and 9.3%, respectively, of our total revenues for the six months ended June 30, 2009.

For more information on our corporate history and structure, see “Summary — Our Corporate History and Structure.”

Our Strengths

We believe the following strengths differentiate us from our competitors.

Market leadership with a strong customer base.  We are a leading provider of software solutions and IT services for the telecom industry in China. In 2008, our share of the BSS, OSS and BI markets ranked first, fifth and, second, respectively, according to IDC. Our market position is further enhanced by our strong customer base:

•	Long and trusted customer relationships. We have established and maintained long and trusted relationships with the three telecom operators in China. A substantial portion of our revenues from 2006 through 2008 were generated from existing customers. Our sales and software development teams work closely with our customers; our management maintain close contact with the customers’ decision-makers for IT solutions and actively participate in our customers’ strategic planning for IT spending.

•	Extensive customer base. We enjoy an extensive customer base and do not rely on one telecom operator or a limited number of provincial subsidiaries of telecom operators for revenue generations. As of September 30, 2009, our telecom software solutions had been adopted by the headquarters of the three telecom operators in China and approximately two-thirds of their provincial subsidiaries. In 2008, China Mobile, China Telecom and China Unicom and their respective provincial subsidiaries contributed 30%, 55% and 14%, respectively, to our revenues.

We believe our market leadership, our long and trusted relationships with major telecom operators and their provincial subsidiaries, and the size and diversity of our customer base will favorably position us in winning recurring and new projects from existing and new operator customers.

Comprehensive solution and service offerings.  Our leading position is predicated upon our ability to deliver comprehensive solutions and services that broadly address the IT needs of telecom operators. According to IDC, we were one of the two software solutions providers in China that ranked among the top five in each of the BSS, OSS and BI markets in 2008. In anticipation of the introduction of the 3G networks by telecom operators, we adapted our solutions to be compatible with 3G technologies. We have further leveraged our industry knowledge to provide value-added consulting and integration services for our customers. Our ability to deliver comprehensive solutions and IT services and our ability to timely incorporate new technologies enable us to attract customers that seek streamlined and reliable turn-key solutions across their mobile, fixed-line and broadband operations and provide opportunities to cross-sell to our customers.

Strong development capabilities built on proprietary development platforms.  As of September 30, 2009, we had six research and development centers located in different cities in China and 3,308 of our 3,465 employees dedicated to research, development and implementation. We also collaborate with universities on research projects. Many of our core team members have been with us since inception and serve as a depository of our industry and software development knowledge. Our team relies on a host of proprietary technologies that are self-developed or licensed under an exclusive license from an affiliate. These licensed technologies are protected by nine patents and 12 patent applications in China and one patent and two patent applications in the United States, and are in the process of being transferred to us.

Our development capabilities are enhanced by our proprietary Business Universal Development Environment, or BUDE, and our Web Application Development Environment, or WADE, platforms, that increase the modularity, scalability and portability of our software designs. As a result, we are able to substantially reduce our development time and cost and deliver solutions that are unified while adapting to various levels of required functions, mobile, fixed-line and broadband operations and the advent of 3G and other new technologies. Our strong development capabilities built on unified proprietary development platforms help ensure that we capture the growth opportunities presented by the evolving telecom industry.

Superior services and customer support.  We provide critical services and customer support throughout a project lifecycle, which we believe enhances customer loyalty and adoption of our solutions and services. We have been certified under the International Organization for Standardization 9000, or ISO 9000 in recognition of our quality services and customer support. We deploy on-site support teams at the majority of customers’

sites for extended periods of time. During and after the completion of each project, we provide our customers access to our web-hosted project management and delivery platform, Linkage Service Delivery Platform, to monitor the progress of the project and transfer knowledge of the applications. Further, we continue to provide hotline and email support to our customers and provide timely responses to customers’ inquires and requests. Increasingly, our customers also value us for our extensive industry knowledge and broad exposure to various business practices in the telecom industry and our expert advice in optimizing system design to take advantage of the industry best practices. We believe our extensive understanding of our customers’ business operations and our dedication to services and customer support enhance the quality of our services, which make us more favorable for our customers over our competitors.

Experienced management with a focus on innovation.  Under the leadership of our senior management, we have experienced successions of rapid yet steady growth since our inception in 1997. Our growth is attributed to the extensive industry knowledge and experience of our management team, that includes many software and telecom industry veterans with engineering backgrounds. Libin Sun, our founder, chairman and chief executive officer, has over 20 years of experience in managing businesses in the software and electronic industries in China. Our growth also benefited from our management’s sustained focus on innovation. Our management team continuously leverages its industry knowledge to recognize trends in technological and market innovations and directs our research and development efforts towards creating solutions that can adapt to the demands of the fast evolving telecom industry. The long history we share with the majority of our management and core engineering team helps foster a coherent culture of innovation and quality services for the entire company. We believe we will continue to benefit from our management’s experience and vision and our culture of innovation in our future growth and expansion.

Our Strategy

Our ultimate goal is to become the leader among providers of telecom software solutions in China. Our immediate goal is to increase our revenues and market share by effectively capitalizing on the opportunities presented by the restructuring of China’s telecom industry and the introduction of 3G networks in China.

We intend to achieve our goals by implementing the following strategies:

Expand customer base and generate additional customer demand.  We believe there will be increased market demand from new and existing customers as they face convergence of mobile and fixed-line businesses, market pressure to offer competitive services and adoption of 3G and other new technologies. We intend to capitalize on these opportunities and generate new and recurring contracts by implementing, among others, the following measures:

•	Expand customer base. We intend to leverage our market position and expand our customer base geographically. We intend to convince, by differentiating our solutions and services from those of our competitors, provincial subsidiaries of telecom operators not presently carrying our solutions and services to choose us over the incumbent providers.

•	Broaden solution and service offerings. We intend to continue to leverage our industry knowledge and research and development capabilities to offer new solutions, including upgrades and add-ons, and provide more consulting and other value-added services. Through these new solution and service offerings, we believe we can access new customers and generate recurring business from existing customers.

•	Identify cross-selling opportunities. Our comprehensive offerings present us with substantial cross-selling opportunities. We will continue to leverage our established customer relationships to actively market new and additional services to our existing customers to become their trusted provider of solutions and services.

Increase investment in research and development.  We intend to invest significantly in research and development to enhance and extend our offerings to enable our customers to accommodate and serve their expanding subscriber base. We intend to further standardize our design approach, optimize our system architecture, achieve higher re-usability of existing modules, expedite our delivery time and reduce cost and increase the reliability of our solutions. We will continue to enhance our research and development capabilities by recruiting, training and retaining highly skilled engineers with telecom industry expertise.

Continue to deliver superior customer service.  We aim to leverage our industry know-how and a deep understanding of the unique needs of the Chinese telecom operators and provide our customers with superior services on an on-going basis. To achieve better services, we plan to enhance our customer trainings at the time of solutions delivery, standardize our service protocols and systemize the transmission of industry and customer knowledge to our service teams. We will continue to share with our customers the best business practices based on our industry knowledge and offer other value-added consulting services to help them improve their services and operations. As we gain our customers’ trust through our attentive and responsive services and insight into our customers’ needs based on feedback from our support staff, we believe we will continue to generate recurring business from these customers, in the form of value-added services, solution enhancements or cross-selling opportunities.

Pursue new opportunities and strategic alliances and acquisitions.  We intend to leverage our market position and development expertise and selectively pursue emerging opportunities related to our core competence. We have assisted China Unicom’s expansion into Macau and expect that, as the telecom operators in China seek opportunities to expand their businesses overseas, we will have opportunities to expand overseas with our customers. We plan to pursue other growth opportunities through strategic alliances and/or acquisitions that would complement or enhance our solutions or customer base.

Our Solutions and Services

We have over ten years of experience developing software solutions for China’s telecom operators and their provincial subsidiaries. We provide custom-designed software solutions using a combination of proprietary and third-party software to address a comprehensive range of business operation support needs. We also provide software enhancement and maintenance services for the solutions we develop.

Software Development

The key software solutions we develop are BSS, OSS and BI. Our telecom software solutions are marketed as integrated systems or as individual functional modules that cover all major categories of software solutions essential to telecom operators in China and include primarily the following:

Business Support System

BSS includes accounts systems, billing systems, customer relationship management systems and integrated settlement systems. Our accounts systems allow telecom operators to provide one-stop account services and real-time access and management of account information, while exercising basic credit control and fraud prevention. Our billing systems help telecom operators track usage of various telecom services, including voice and non-voice services. Our customer relationship management systems help telecom operators identify trends in customer demand and support business management. Our integrated settlement systems allow telecom operators to perform accurate inter-network settlements and intra-network settlements. According to IDC, the BSS market represented approximately 44% of the telecom IT solutions market in 2008 and grew by approximately 11.0% in market size over 2007.

According to IDC, we ranked No. 1 in market share of BSS solutions in China in 2008. As of September 30, 2009, we had offered our BSS solutions to 30 provincial subsidiaries (including Macau) of the three telecom operators in China. Leveraging our well-designed BSS solutions and superior development capabilities, we were able to, at times, convince customers to replace the BSS solutions implemented by our main competitors with our BSS solutions.

Operation Support System

OSS includes business management systems and network management systems. Our business management systems help telecom operators initiate, schedule and complete services and maintenance for subscribers, and manage number/line resources. Our network management systems contain various resource management tools to help telecom operators manage their telecom and computer networks. According to IDC, the OSS market represented approximately 24% of the telecom IT solutions market in 2008 and grew by approximately 8.6% in market size over 2007.

According to IDC, we ranked No. 5 in market share of OSS solutions in China in 2008. As of September 30, 2009, we had offered our OSS solutions to 30 provincial subsidiaries (including Macau) of the three telecom operators in China. As an example, due to the strength of our OSS solutions and our extensive studies of their software requirements and business practices, our OSS solutions were consecutively adopted by seven provincial subsidiaries of one of the three telecom operators in China.

Business Intelligence

BI systems perform data gathering and analysis functions and include process management systems and operations analysis systems. Our BI systems serve as valuable and powerful tools for telecom operators to analyze market and operation information as basis for strategy setting and decision making. According to IDC, the BI market represented approximately 11% of the telecom IT solutions market in 2008 and grew by approximately 14.7% in market size over 2007.

According to IDC, we ranked No. 2 in market share of BI solutions in China in 2008. As of September 30, 2009, we had offered our BI systems to 13 provincial subsidiaries (including Macau) of the three telecom operators in China. Recently, we undertook the customization of BI systems for three provincial subsidiaries of one of the three telecom operators in China. Our BI systems were chosen based on their superior design and architecture built on platforms that can reliably support mobile, fixed-line and broadband operations.

IT Services and Third-Party Hardware and Software

We offer value-added services to address our customers’ IT requirements apart from software development. Our IT service revenues include revenues from system integration and other value-added IT consulting and planning services. We also generate revenues from the implementation of third-party hardware and software in our customized software solutions.

•	Value-added IT consulting and planning services. We leverage our industry knowledge, research capabilities and development expertise to offer our customers stand-alone, value-added consulting services for all aspects of their information systems, including system evaluation, reconfiguration, security and risk management. We plan to continue to add value to our customers and enhance our reputation as industry experts.

•	System integration services. Since inception, we have provided system integration services to our customers to assist them in the procurement and installation of hardware and software solutions that best suit their system requirements. While system integration is not the main focus of our business, we continue to provide services as part of our effort to build relationships with customers and provide comprehensive “one-stop” services.

Our Customers

Our customers are the three Chinese telecom operators, namely, China Mobile, China Telecom and China Unicom and their provincial subsidiaries. According to IDC, we were among the few software solutions and service providers that provided solutions and services to all three Chinese telecom operators in 2008. Each major telecom operator has approximately 30 provincial subsidiaries. The provincial subsidiaries and the headquarters generally make independent decisions on IT-related procurement, including the implementation of telecom software solutions and the selection of the software provider for the entire core operating systems, functional modules, related services and upgrades. As a result, we separately negotiate and contract with each individual provincial subsidiary and the headquarters of the respective telecom operators to provide telecom software solutions and IT services. The decision to purchase our products and services is in certain cases made by operators at the headquarter level and in other cases at provincial levels. In some cases, our customers require that the headquarters act as the contracting party to contracts negotiated by their provincial subsidiaries. As of September 30, 2009, we had contracted with an aggregate of 69 provincial subsidiaries and the headquarters of the three operators, representing approximately two-thirds of the total number of their provincial subsidiaries and headquarters.

Our long and trusted relationships with the provincial subsidiaries as well as the headquarters of these operators have enabled us to actively participate in their strategic planning for IT spending and position us at the forefront of the technological development of the Chinese telecom information systems. We believe that maintaining strong relationships with our major customers is one of our main strengths and is crucial to our long-term success.

China Mobile. We first offered our telecom software solutions and services to China Mobile in Xinjiang province in 1999. Since then, we have completed full scale telecom software solutions and specific modules for 18 provincial subsidiaries and the headquarters of China Mobile, including billing, customer relationship management, settlement, network management systems, accounts and business intelligence modules.

China Telecom. We first offered our telecom software solutions and services to China Telecom in Jiangsu province in 1997. Since then, we have completed full scale telecom software solutions and specific modules for 31 provincial subsidiaries and the headquarters of China Telecom, including billing, customer relationship management, settlement, network management systems, accounts and business intelligence modules.

China Unicom. We first offered our telecom software solutions and services to China Unicom in Heilongjiang province in 2000. Since then, we have completed full scale telecom software solutions and specific modules for 20 provincial subsidiaries and the headquarters of China Unicom, including billing, customer relationship management, settlement, network management systems, accounts and business intelligence modules.

Sales and Marketing

Sales

We sell our solutions primarily through our sales division, which had 57 employees as of September 30, 2009. We have set up one account team for each of the three major Chinese telecom operators, and four regional teams, covering the entire PRC (other than the Hong Kong Special Administrative Region). Account teams are based in Beijing, where the three Chinese telecom operators are headquartered, and are responsible for obtaining an understanding of the development of our customers’ strategic plans and coordinating the implementation of such strategic plans with our regional teams. Headed by a senior vice president or a vice president, each regional team covers a number of major provinces and a few areas with relatively underdeveloped customer base. They work closely with our customers’ local operational units to implement their headquarters’ strategic plans. In addition, all teams coordinate with our technology division and customer service department to provide comprehensive customer support. Our management reinforce our sales efforts by maintaining close contact with the customers’ decision-makers for IT solutions.

Marketing

Our marketing organization focuses on defining product requirements, educating our customers, media and analysts on our technology, building brand awareness and supporting the efforts of the sales teams. We promote our solutions and services through annual conferences hosted by telecom operators, product launch news conferences, trade advertising and industry conferences, a company website and marketing media.

Customer Service

We strive to provide high quality customer service based on the standards promulgated under ISO 9000, and Level III of the Capability Maturity Model. We provide customer services via our contract execution management, customer service and technical support teams. Our contract execution management team plans and coordinates the execution process of our commercial contracts to manage the timing of our projects, which, in turn, facilitates our collection management. Our customer service team, operating out of our 37 service centers across 23 provinces throughout China, is available for customer inquiries and requests. We maintain both a 24 hours service hotline and customer support email system. Our technical support team provides remote maintenance and on-site support to ensure customers receive localized technical service. Our local technical teams also work closely with our customers’ information technology department to provide regular on-going services such as scheduled system check-up and troubleshooting.

To further enhance our customers’ experience, we survey our customers regularly through a system of “First Contact Responsibility,” which requires all our employees to take responsibility in properly logging customer requests with our customer service department.

Technology

Our solutions are developed based on unified software development platforms, which contains scalable modules and standardized interfaces. The graphic below illustrates the functions of our proprietary technologies underlying our solutions:

BUDE and WADE are our two major proprietary software development platforms. BUDE is a Unix-based technical platform, while WADE is based on Java 2nd Enterprise Edition technologies. WADE is widely used as the development framework for browser/server architecture, when used in conjunction with BUDE that supports database management systems and provides interfaces for WADE. These platforms allow our solutions to work in various environments, including:

•	Operating Systems: Windows, Linux, HP-Unix, Solaris, AIX, etc.

•	Application Server: WebSphere, Weblogic, Jboss, Tomcat, etc.

•	Middleware: Tuxedo, CICS, Tong, etc.

Below are some notable features of our technologies:

•	Unified software development platform. Our BUDE and WADE development platforms are designed to standardize and simplify our development processes. They are module-based platforms that hide lower-level platforms and technical details from higher-level applications so that our engineers can focus on the development in their assigned areas. Leveraging BUDE and WADE, we have developed many of our solutions that are easily adapted to the change of business needs. For example, our integrated settlement systems that is capable of accommodating complex new business models by simply changing system configurations and thereby avoids the otherwise required modification of the underlying source code.

•	Scalable modules. Each of our individual functional modules can be installed on an individual stand-alone basis or as part of an integrated telecom software system. Our modules have incorporated many industry best practices and can be expanded with the customer’s evolving needs. The modular approach also preserves the customer’s initial investment in individual solutions, while minimizing future disruptions and the overall cost of system implementation.

•	Standardized interface. Our standardized interface is designed to centrally manage information exchanges between our functional modules and external networks and applications. These external networks and applications may be based on different technical standards and industry specifications. In order to support stable, flexible and real-time exchange of information, our proprietary information exchange interface follows generally accepted protocols for information exchange.

•	Other advanced technologies. We incorporate other proprietary advanced technologies in our functional modules. For example, we employ various security technologies, including back-up, monitoring, auditing, and emergency reporting functions, in our CRM solutions. We also incorporate powerful integration capabilities in our BI systems to allow for seamless integration with various database platforms, multi-tier analysis engines, data mining engines and foreground presentation tools.

Research and Development

We attribute our past success to our research and development efforts. We believe we were among the first software providers to introduce and implement the concept of developing core versions of BSS, OSS and BI, with modular add-ons. Our sustained success and future growth depend on continued investment of resources in research and development.

As of September 30, 2009, 1,251 of our employees were involved in specific research projects aside from their regular development and implementation work for our customers. Our research and development are currently carried out in six research and development centers located in Nanjing, Changsha, Tianjin, Fuzhou, Chengdu and Beijing. In October 2004, we obtained Level III of the Capability Maturity Model, an industry recognized rating system for evaluating the quality of a company’s management and software engineering practices, developed by the Software Engineering Institute at Carnegie Mellon University. We plan to apply for a Level V certification during the next two years.

We have set up a strategic planning department that is dedicated to tracking, researching and studying the development of new technology in order to predict new technology trends and timing of market adoption of these technologies with greater accuracy. This in turn will provide better guidance for our future development efforts and help us invest in technologies and solutions that will generate better returns.

We are active participants in industry forums and standards organizations for BSS, OSS, BI and other telecom solutions and benefit from the insight gained from such participations. We also collaborate with partners in complementary markets in order to leverage our complementary resources and expertise. These partnerships include the Nanjing University of Post and Telecommunications, HP, IBM, Microsoft, Oracle, Sun Microsystems and Sybase.

Intellectual Property

Our intellectual property is the primary driver of our business development. We rely on copyright, patent, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

We own copyrights to the core software solutions we develop, which serve as the basis for our customized solutions. As of September 30, 2009, we had registered a total of 65 copyrights for our proprietary software solutions with the State Copyright Administration of the PRC. Our solutions also use technologies that are exclusively licensed to us by Lianchuang Technology, an affiliate of ours, and are protected by nine patents and 12 pending patent applications in China and one patent and two pending patent applications in the United States. On June 23, 2009, we entered into an assignment agreement with Lianchuang Technology for the transfer of these patents and pending patent applications to us and the exclusive rights to these technologies during the time period that the registration of the assignment agreement is being approved by relevant government authorities. For a detailed description of our affiliation with Lianchuang Technology, see “Related Party Transactions.”

We own or license from Lianchuang Technology all the technologies underlying the core versions of our solutions. In most cases, our contracts for custom-designed projects provided that our customers own intellectual property rights to software solutions and services developed under these contracts, while we expressly retain ownership to the core intellectual property rights underlying the customized products and solutions. As a result of this practice, we may not have rights to re-use the related software in projects involving other customers. Furthermore, a portion of these contracts provide that our customers and we have joint ownership rights to certain technologies or improvements we developed specifically for these customers when we customize for them the core versions of our solutions or when we perform maintenance and enhancement design services. As a result of these sharing or co-ownership arrangements, we cannot unilaterally apply for copyright registration, patent license or other intellectual property rights for the relevant technologies. In addition, our customers can use or modify these technologies or, where we do not limit the transfer rights of these technologies, transfer them to third parties without our consent. Since the ability to develop and use our technologies requires our know-how and expertise that is hard to duplicate and since the solutions subject to sharing or co-ownership arrangements are highly customized, we do not believe that these arrangements would have a significant negative impact on our applying our know-how or core technologies to other solutions or development processes.

We rely on confidentiality and non-competition agreements to protect our proprietary information and know-how. Each of our management and our key research and development personnel entered into a standard confidentiality and non-compete agreement, which includes confidentiality undertakings and an acknowledgement and agreement that all copyrights and patents generated during their services with us are our property, and assigns to us any ownership rights that they may claim in those works. The enforceability of these confidentiality and non-competition agreements may be uncertain. See “Risk Factors—Risks Related to Our Company and Our Industry—Our business depends substantially on the continuing efforts of our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.”

Competition

The telecom software solutions market in China is highly competitive. Competition in this market depends largely on industry experience, quality of solutions and services offered, reputation and price. We face competition from domestic telecom software solutions providers such as AsiaInfo, Boco, Neusoft and Digital China, and international telecom software solutions providers such as Amdocs, Convergys, HP and IBM. We also face competition from the software development divisions of some telecom equipment manufacturers such as Huawei and ZTE.

While some of our competitors may be more established or have more financial and other resources or advantages than we do, as one of the largest domestic Chinese telecom software solutions provider, we believe we are uniquely positioned, with our proven track record, comprehensive solutions and services, strong development capabilities and long-standing and trusted relationships with telecom operators.

Employees

We had 1,328, 1,603 and 2,277 employees as of December 31, 2006, 2007 and 2008, respectively. As of September 30, 2009, we had 3,465 employees, including 3,308 in research, development and implementation, 57 in sales and marketing, and 100 in administration. Our employees are not covered by any collective bargaining agreement. We generally have good relations with our employees.

We invest extensively in the continuous training of employees. We have developed a training program for fresh recruits and managerial training programs for project managers and executives. We also set benchmarks for evaluating, and promote on the basis of, the strengths and skill levels of our employees. We believe we can provide better customer services if our employees are consistently evaluated and promoted under clearly established policies.

We are required by applicable PRC regulations to contribute on behalf of our employees certain amounts, based on our employees’ aggregate salaries, to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan. We have made the required payments in compliance with applicable laws and regulations since our inception.

Facilities

Our corporate headquarters are located in Nanjing, Jiangsu Province, China, where we lease approximately 10,000 square meters of office space. We also lease approximately 4,400 square meters of office space for our 15 representative offices in Beijing, Changchun, Chengdu, Guiyang, Guangzhou, Harbin, Haikou, Hangzhou, Hefei, Jinan, Kunming, Lanzhou, Tianjin, Yinchuan and Urumqi and our six research and development centers in Nanjing, Changsha, Tianjin, Fuzhou, Chengdu and Beijing. These leases typically have terms of one year. In 2006, 2007, 2008 and the six months ended June 30, 2009, our total rental payments were approximately $0.18 million, $0.33 million, $0.90 million and $0.6 million, respectively.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

PRC Government Regulations

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Regulation of the Software Industry

Software Copyright

The State Council promulgated the Regulations on the Protection of Computer Software, or the Software Protection Regulations, on December 20, 2001, which became effective on January 1, 2002. The Software Protection Regulations were promulgated, among other things, to protect the copyright of computer software in China. According to the Software Protection Regulations, computer software that is independently developed and exists in a physical form or is attached to physical goods will be protected. However, such protection does not apply to any ideas, mathematical concepts, processing and operation methods used in the development of software solutions.

Under the Software Protection Regulations, PRC citizens, legal persons and organizations shall enjoy copyright protection over computer software that they have developed, regardless of whether the software has been published. Foreigners or any person without a nationality shall enjoy copyright protection over computer software that they have developed, as long as such computer software was first distributed in China. Software of foreigners or any person without a nationality shall enjoy copyright protection in China under these regulations in accordance with a bilateral agreement signed between China and the country to which the developer is a citizen of or in which the developer habitually resides, or in accordance with an international treaty to which China is a party.

Under the Software Protection Regulations, owners of software copyright protection shall enjoy the rights of publication, authorship, modification, duplication, issuance, lease, transmission on the information network, translation, licensing and transfer. Software copyright protection takes effect on the day of completion of the software’s development.

The protection period for software developed by legal persons and other organizations is 50 years and ends on the thirty-first day of December of the fiftieth year from the date the software solution was first published. However, the Software Protection Regulations will not protect the software if it is published within 50 years of the completion of its development. A contract of licensing shall be made to license others to exploit the software copyright, and if the licensing of exploitation of software copyright is exclusive, a written contract shall be made. A written contract also shall be made for the transfer of any software copyright.

Civil remedies available under the Software Protection Regulations against infringements of copyright include cessation of the infringement, elimination of the effects, apology and compensation for losses. The administrative department of copyright shall order the infringer of software copyright to stop all infringing acts, confiscate illegal gains, confiscate and destroy infringing copies, and may impose a fine on the offender under certain circumstances. Disputes regarding infringements of software copyright may be settled through mediation. In addition, the parties involved in the disputes may apply for arbitration in accordance with any arbitration provisions set forth in the copyright contract or arbitration agreement otherwise entered into between or among the parties. If the parties neither have an arbitration provision in the copyright contract, nor an arbitration agreement, they may resolve their dispute through the PRC courts directly.

Software Copyright Registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner, or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance.

Pursuant to the Registration Procedures, the software to be registered must (i) have been independently developed or (ii) significantly improve in its function or performance after modification from the original software with the permission of the original copyright owner. If the software being registered is developed by more than one person, the copyright owners may nominate one person to handle the copyright registration process on behalf of the other copyright owners. If the copyright owners fail to reach an agreement with respect to the registration, any of the copyright owners may apply for registration but the names of the other copyright owners must be recorded on the application.

The registrant of a software copyright and the parties to a software copyright assignment contract or exclusive licensing contract may apply to the Copyright Protection Center of the PRC for registration of such software copyright and contracts. To register a software copyright, the following documents shall be submitted: (i) a completed software copyright registration application form in accordance with relevant requirements; (ii) identification materials of software; and (iii) relevant documentation demonstrating ownership. To register a software copyright assignment contract or exclusive licensing contract, the following materials shall be submitted: (i) a completed contract registration form in accordance with relevant requirements; (ii) a copy of the contract; and (iii) the applicant’s identification documents. The Copyright Protection Center of the PRC will complete its examination of an accepted application within 60 days of the date of acceptance. If an application complies with the requirements of the Software Protection Regulations and the Registration Procedures, a registration will be granted, a corresponding registration certificate will be issued and the registration will be publicly announced.

Software Products Administration

On October 27, 2000, the MIIT issued and enforced the Measures Concerning Software Products Administration, to regulate and administer software products and promote the development of the software industry in China. Pursuant to the Measures Concerning Software Products Administration, all software products operated or sold in China must be duly registered and recorded with the relevant authorities, and no entity or individual is allowed to sell or distribute any unregistered and unrecorded software products.

To produce software products in China, a software producer is required to meet the following requirements: (i) it possesses the status of an enterprise legal person, and its scope of operations includes the computer software business (including technology development of software or production of software products); (ii) it has a fixed production site; (iii) it possesses necessary conditions and technologies for producing software products; and (iv) it possesses quality control measures and capabilities for the production of software products. Software developers or producers are allowed to sell their registered and recorded software products independently or through agents, or by way of licensing. Software products developed in China must be registered with the local provincial governmental authorities in charge of information industry and then filed with the taxation authority at the same level and MIIT. Imported software products, i.e., software developed overseas and sold or distributed into China, must be registered with the MIIT. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years from the issuance date and may be renewed upon expiry. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and import/export activities of software products in China.

On March 1, 2009, the MIIT promulgated the Measures Concerning Software Products Administration, or the New Measures, which will became effective on April 10, 2009. Under the New Measures, software products operated or sold in China are not required to be registered or recorded by relevant authorities, and software products developed in China (including those developed in China on the basis of imported software) can enjoy certain favorable policies when they have been registered and recorded. The New Measures also eliminated the previous requirements set forth above.

Policies to Encourage the Development of Software and Integrated Circuit Industries

On June 24, 2000, the State Council issued Certain Policies to Encourage the Development of Software and Integrated Circuit Industries, or the Policies, to encourage the development of the software and integrated circuit industries in China and to enhance the competitiveness of the PRC information technology industry in the international market. The Policies encourage the development of the software and integrated circuit industries in China through various methods, including:

•	Encouraging venture capital investment in the software industry and providing or assisting software enterprises to raise capital overseas;

•	Providing tax incentives, including an immediate tax rebate for taxpayers who sell self-developed software products, before 2010, of the amount of the statutory value-added tax that exceeds 3% and a number of exemptions and reduced enterprise income tax rates;

•	Providing government support, such as government funding in the development of software technology;

•	Providing preferential treatment, such as credit facilities with low interest rates to enterprises that export software products;

•	Taking various strategies to ensure that the software industry has sufficient expertise; and

•	Implementing measures to enhance intellectual property protection in China.

To qualify for preferential treatment, an enterprise must be recognized as a software enterprise by governmental authorities. A software enterprise is subject to annual inspection, failure of which in a given year shall cause the enterprise not to be able to enjoy the relevant benefits.

Regulation of the Telecommunications Industry

China’s telecom industry, where most of our largest customers operate, is subject to extensive government regulation and control. Currently, all major telecom and Internet service providers in China are primarily state-owned or state-controlled and their business decisions and strategies are affected by the government’s budgeting and spending plans. In addition, they are required to comply with regulations and rules promulgated from time to time by the MIIT and other ministries and government departments.

On September 25, 2000, the State Council issued and enforced the Telecommunications Regulations of PRC, or the Telecommunications Regulations. The Telecommunications Regulations set out in clear terms the framework for operational licensing, network interconnection, the setting of telecom charges and standards of telecom services in China. On the same day, the State Council issued and enforced the Administrative Measures on Internet Information Services, which provide for control and censorship of information on the Internet.

The Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the Provisions, were enforced on January 1, 2002. Under the Provisions, foreign investors are permitted to invest in China’s telecom industry through Sino-foreign joint ventures. The ultimate proportion of contribution of the foreign investors of a foreign-funded telecom enterprise that is engaged in the basic telecom services (except radio paging services) shall not be more than 49%. The ultimate proportion of contribution of the foreign investors of a foreign-funded telecom enterprise that is engaged in the value-added services (including radio paging services) shall not be more than 50%.

In November 2001, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating Licenses, or the License Measures, which was enforced on January 1, 2002. The License Measures provide for two types of telecom operating licenses for operators in China, namely licenses for basic services and licenses for value-added services. According to the Catalogue of Classification of Telecommunication Services, which is auxiliary to the Telecommunications Regulations and the new classification edition adjusted by MIIT on June 11, 2001, basic services include, among others, fixed-line local and domestic long distance telephone services, international telecom services, mobile communications services (such as 900/1800MHz GSM, 800MHz CDMA and 3G mobile communication services), satellite communications services, paging services, data communications services (such as Internet data transmission services), trunking services, network access services and the domestic and international telecom facility services. Value-added telecom services include, among others, value-added services provided over fixed-line telephone network

(e.g., telephone information, call center, voice mail and video conferencing services), value-added services provided over mobile networks, value-added services provided over Internet networks (e.g., Internet data center and Internet access and content services) and value-added services provided over other data networks (e.g., computer information, e-mail and electronic data interchange services). On February 21, 2003, the MIIT issued a new Catalogue of Classification of Telecommunication Services, which was enforced on April 1, 2003. The revised classification maintains the general distinction between basic telecom services and value-added telecom services and attempts to define the scope of each service. In particular, the 2003 classification delineated the differences between “Type 1” and “Type 2” value-added services. Type 1 includes online data and transaction processing, domestic multi-party communication services, domestic Internet virtual private network services and Internet data center services. Type 2 includes storage and retransmission (X.400 e-mail, voice mail, facsimile), call centers, Internet access and information services.

Tax

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Taxes — China” for a description of PRC tax regulations.

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules (1996), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996).

According to the aforesaid regulations,, the Renminbi is convertible for current account items, including distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, including direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE or its local counterpart. FIEs may settle and buy foreign currencies at banks designated to conduct foreign exchange business after providing valid commercial documents and can also buy and sell foreign currencies at Foreign Currencies Adjusting Center. Capital investments by FIEs outside of China are also subject to limitations, which include approvals by the MOFCOM, SAFE and the National Development and Reform Commission.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Implementation Rules on Wholly Foreign-Owned Enterprise Law (1990), as amended.

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by two implementation notices issued by the SAFE on November 24, 2005 and May 29, 2007, respectively. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments or, providing security, and these changes do not relate to return investment activities. PRC residents who have already organized or gained control of offshore entities that have made onshore investments in the PRC before SAFE Notice 75 was promulgated must register their shareholdings in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Regulations of Overseas Investments and Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the State Administration for Taxation, the SAIC, the CSRC and the SAFE, jointly adopted the New M&A Rule, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore SPV formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.

The application of the New M&A Rule with respect to overseas listings of SPVs remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Global Law Office, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, given that we have completed our cross-border restructuring before September 8, 2006, the effective date of the new regulation, there is no requirement in this regulation that would require an application to be submitted to the MOFCOM or the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange.

See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title

Libin Sun	46	Chairman and Chief Executive Officer
Guoxiang Liu	45	Director and President
Dr. Xiwei Huang	38	Director, Chief Operating Officer and Chief Accounting Officer
Kirk Y. Yang	42	Senior Vice President and Chief Financial Officer
Sean Shao	52	Independent Director

Mr. Libin Sun is our founder, chairman of our board of directors and chief executive officer. Mr. Sun has over 20 years of experience in the software and electronics industries and has been a member of the Standing Committee of Jiangsu Software Industry Association since 2005 and the director general of Nanjing Software Export Association since 2003. He was named one of the Top Ten Leaders of PRC Software Enterprises in 2003 by the Chinese Software Industry Association, Outstanding Entrepreneur of Jiangsu Province in 2004 by the Jiangsu provincial government and the 2004 Information Industry Person of the Year in the Eastern China region by CCID Consulting and China Computer News. Mr. Sun received his bachelor’s degree in precision electron-machinery engineering from Northwest Telecommunication Engineering College in 1986 and a master’s degree in business administration from China Europe International Business School in 2003.

Mr. Guoxiang Liu is our director and has served as our president since 2008. From 2006 to 2007, Mr. Liu was our senior vice president overseeing our sales operations. Prior to that, from 1998 to 2004, Mr. Liu was our vice president overseeing our technology center. Prior to joining our company in 1997 as a manager, Mr. Liu had worked as a researcher and lecturer in the computer science department at Nanjing University of Post and Telecommunications since 1986. Mr. Liu has received many awards from the Jiangsu provincial government and Nanjing municipal government in recognition of his contributions to science and technologies, including being named an Outstanding Person in Science and Technology in 2003. Mr. Liu received his bachelor’s degree in computer science from Fudan University in 1986.

Dr. Xiwei Huang is our director and has served as our chief operating officer and chief accounting officer since the beginning of 2009. He is primarily responsible for our project management, quality control, information systems and customer service operations. Prior to becoming our senior vice president in 2004, Dr. Huang had served as our director of technology since joining us in 1998. Dr. Huang has published many articles in science and technology journals and published six books on software engineering, network technologies and management. He was named a “Mover and Shaker” of the Chinese Software Industry in 2007 and 2008 by the China Software Industry Association. Dr. Huang received his bachelor’s degree in electrical engineering from Nanjing University of Science and Technology in 1992, a master’s degree in signal and information processing from Nanjing University of Posts and Telecommunications in 1995, and a doctoral degree in information and electrical systems from Jiaotong University in 1999.

Mr. Kirk Y. Yang is our senior vice president and chief financial officer. Prior to joining our company in February 2009, Mr. Yang served as an executive director and chief financial officer of a company listed on the Main Board of the Hong Kong Stock Exchange. Prior to that, he was a managing director and head of Asia technology research at Citi Investment Research from 2002 to 2008, where he was the #1 ranked analyst by Institutional Investor, Financial Times and Greenwich in 2004, 2006 and 2007, respectively. Before joining Citi, Mr. Yang held various positions in equity research (including at Goldman Sachs and Credit Suisse) covering the technology sector, and in management consulting and software engineering (including at Accenture, EDS and IBM) for more than 11 years. Mr. Yang received his bachelor’s degree (with distinction)

and master’s degrees in electrical engineering from Purdue University, and a master’s degree in business administration from the University of Chicago in 1996.

Sean Shao will serve as our independent director effective immediately prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Shao currently serves as an independent director for Agria Corporation as the Chairman of the Compensation Committee, a China-based agricultural company listed on the NYSE since November 2008, Yongye International, Inc. as the Chairman of the Audit Committee, a China-based agricultural company listed on the NASDAQ since April 2009 and China Biologic Products, Inc. as the Chairman of the Audit Committee, a plasma-based biopharmaceutical company in China listed on the OTCBB since July 2008. Mr. Shao served as the chief financial officer of Trina Solar Limited, a Chinese vertically integrated solar company, from August 2006 to June 2008. Mr. Shao was the chief financial officer of ChinaEdu Corporation, a Chinese educational service provider, from September 2005 to August 2006. Mr. Shao was the chief financial officer of Watchdata Technologies Ltd., a Chinese security software company, from August 2004 to September 2005. He was previously a senior manager at Deloitte Touche Tohmatsu Beijing from October 1998 to July 2004 and at Deloitte & Touche Toronto from December 1994 to November 1997. Mr. Shao received his master’s degree in healthcare administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao holds a CPA license issued by the American Institute of Certified Public Accountants.

Board of Directors

Our board of directors currently consists of three directors. A director is not required to hold any shares in the company by way of qualification and a director who is not a member shall be entitled to receive notice of and to attend and speak at any general meeting of the company and of all classes of shares of the company. Subject to declaring his interest therein, unless disqualified by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. The board of directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

The remuneration to be paid to directors shall be such remuneration as the board may from time to time determine. Under our articles of association, the directors shall also be entitled to be repaid or prepaid all their travelling, hotel, and other residential expenses reasonably incurred or expected to be incurred by them in attending meetings of the board, or any committee of the board, or general or separate meetings of any class of shares or debentures of the company, or otherwise in connection with the discharge of their duties as directors.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. If our directors breach their duties of loyalty and honesty or their duties of care, diligence and skill, they may be personally liable to us in damages. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Executive Officers

At each of our annual general meeting, one-third of our directors are subject to retirement by rotation but then are eligible for re-election as directors at the same meeting provided that every director shall be subject to retirement at an annual general meeting at least once every three years. Subject to the foregoing, our directors will hold office until such time as they are removed from office by ordinary resolution of the shareholders or they voluntarily resign from their office. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. There are no provisions relating to retirement of directors upon reaching any age limit. Our officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors

Prior to the closing of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each of the three committees prior to the closing of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Sean Shao, Mr. Guoxiang Liu and Dr. Xiwei Huang. Mr. Shao is the chairman of our audit committee. Mr. Shao is a director with accounting and financial management expertise as required by the Corporate Governance Rules of the New York Stock Exchange, or the NYSE Rules. Mr. Shao satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Mr. Sean Shao and Mr. Guoxiang Liu. Mr. Sean Shao is the chairman of our compensation committee. Mr. Shao satisfies the “independence” requirements of Section 303A of the NYSE Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and evaluating the performance, and determining the compensation, of our executive officers;

•	reviewing and approving our executive officers’ employment agreements and amendments thereto, and severance arrangements, if any;

•	reviewing and approving director and executive officer indemnification and insurance matters; and

•	reviewing annually and approving any long-term incentive compensation or equity plan, program or similar arrangements.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Sean Shao and Dr. Xiwei Huang. Mr. Sean Shao is the chairman of our corporate governance and nominating committee. Mr. Shao satisfies the “independence” requirements of Section 303A of the NYSE Rules. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. An executive officer may, upon advance written notice, terminate his or her employment. Each executive officer is entitled to certain compensation upon termination, if we terminate the employment without cause.

Each executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each executive officer has also agreed to faithfully and diligently serve our company in accordance with the employment agreement and the guidelines, policies and procedures of our company approved from time to time by our board of directors. Under our employment agreements with our executive officers, each executive officer has agreed to be bound by non-competition restrictions during his or her employment and for two years after the termination of his or her employment.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2008 and the six months ended June 30, 2009, we paid an aggregate of approximately RMB6.3 million ($0.9 million) and RMB4.4 million ($0.6 million) in cash compensation and nil in share-based compensation to our executive officers.

2009 Share Incentive Plan and Other Grants

2009 Share Incentive Plan

We have adopted the 2009 Plan in July 2009 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. 61,979,069 ordinary shares have been reserved for issuance under the 2009 Plan.

Types of Awards.  We may grant the following types of awards under the 2009 Plan:

•	options;

•	restricted shares;

•	restricted share units; and

•	any other form of award granted to a participant pursuant to the 2009 Plan.

Plan Administration.  The compensation committee of our board of directors administers the 2009 Plan, but may delegate to a committee of one or more members of our board of directors the authority to grant or amend awards to participants other than independent directors and executive officers. The compensation committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price, the grant price or purchase price, any restrictions or limitations on the award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an award, based in each case on such considerations as the committee in its sole discretion determines. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award (whether or not in exchange for another award or combination of awards).

Award Agreement.  Awards granted under the 2009 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service ends, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility.  We may grant awards to our employees, consultants and all members of our board or the board of directors of a service recipient, which include our parent or subsidiaries or any entities in which we hold a substantial ownership interest.

Acceleration of Awards upon Corporate Transactions.  The outstanding awards will accelerate by one year upon occurrence of a change-of-control corporate transaction.

The compensation committee may also, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the plan participants, replace the awards, or provide for the payment of the awards in cash.

Exercise Price and Term of Awards.  The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the compensation committee, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices of options mentioned in the preceding sentence shall be effective without the approval of our shareholders or the approval of the affected recipients. If we grant an incentive share option to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The compensation committee will determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting. The term may not exceed ten years from the date of the grant, except that five years is the maximum term of an incentive share option granted to an employee who holds more than 10% of the voting power of our share capital.

Expiration of Option.  Expiration date for the options will be the earlier of (i) the tenth anniversary of the date of the grant of such options, and (ii) three months after the optionholder’s termination of employment or service other than for disability or death, or one year after the date of the optionholder’s termination of employment or service on account of disability or death.

Restricted Shares and Restricted Share Units.  The compensation committee is also authorized to make awards of restricted shares and restricted share units. Except as otherwise determined by the compensation committee at the time of the grant of an award or thereafter, upon termination of employment or service during the applicable restriction period, restricted shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the respective award agreements. At the time of grant for restricted share units, the compensation committee shall specify the date on which the restricted share units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate.

Amendment and Termination.  With the approval of our board of directors, the compensation committee may at any time amend, modify or terminate the 2009 Plan. Amendments to the 2009 Plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, modification or termination of the 2009 Plan must not adversely affect in any material way awards already granted without written consent of the recipient of such awards. Unless terminated earlier, the 2009 Plan shall continue in effect for a term of ten years from the date of adoption.

Other Grants

In July 2009, we granted an option to purchase 6,197,907 ordinary shares at the price of RMB0.25 ($0.04) per share to an executive officer. As of the date of this prospectus, an option to purchase 4,545,132 ordinary shares pursuant to this grant is outstanding.

Principal and Selling Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of the date of this prospectus, as adjusted to reflect the sale of the ADSs in this offering, by:

•	each of our directors and executive officers who beneficially owns our ordinary shares;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder participating in this offering.

The calculations in the table below assume there are 408,648,658 ordinary shares outstanding as of the date of this prospectus, and 510,648,658 ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs and no other change to the number of ADSs offered by the selling shareholders as set forth on the cover page of this prospectus.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares Beneficially Owned Prior to This Offering		Ordinary shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering(1)
	Number	%	Number	%	Number	%

Directors and Executive Officers:
Libin Sun(2)	191,215,718	46.8%	–	–	191,215,718	37.4%
Guoxiang Liu(3)	73,157,003	17.9%	–	–	73,157,003	14.3%
Dr. Xiwei Huang(4)	4,534,272	1.1%	–	–	4,534,272	0.9%
Kirk Y. Yang	*	*	–	–	*	*
All Directors and Executive Officers as a Group(5)	270,559,768	66.2%	–	–	270,559,768	53.0%
Principal and Selling Shareholders
Haidong Pang(6)	143,786,565	35.2%	–	–	143,786,565	28.2%
LT International Limited(1)(7)	86,029,515	21.1%	–	–	86,029,515	16.8%

*	Less than 1% of our total issued and outstanding shares.

(1)	Assumes that the underwriters do not exercise their option to purchase additional ADSs. LT International Limited has granted to the underwriters an option to purchase 15,300,000 ordinary shares. If the underwriters exercise their option to purchase additional ADSs in full, LT International Limited will sell 15,300,000 ordinary shares in this offering, and LT International Limited and Libin Sun will beneficially own 13.9% and 34.4%, respectively, of our outstanding ordinary shares after this offering.

(2)	Represents 86,029,515 ordinary shares held by LT International Limited, a British Virgin Islands company wholly-owned and controlled by Mr. Libin Sun and 105,186,203 ordinary shares held by Mr. Sun. The business address of Mr. Sun is No. 16 Building, No. 12 Dinghuaimen, Nanjing 210013, People’s Republic of China.

(3)	Represents 8,473,302 ordinary shares held by Mr. Guoxiang Liu and 64,683,701 ordinary shares with respect to which Mr. Liu has the right to vote through voting proxies granted to him by other employee shareholders. The business address of Mr. Liu is No. 16 Building, No. 12 Dinghuaimen, Nanjing 210013, People’s Republic of China.

(4)	Represents 4,534,272 ordinary shares held by Dr. Xiwei Huang. The business address of Dr. Huang is No. 16 Building, No. 12 Dinghuaimen, Nanjing 210013, People’s Republic of China.

(5)	Represents ordinary shares held by all of our directors and executive officers as a group (including ordinary shares the voting rights of which are held by such director and executive officers).

(6)	Represents 12,098,130 ordinary shares held by Mr. Haidong Pang and 107,688,435 ordinary shares with respect to which Mr. Pang has the right to vote through voting proxies granted to him by other employee shareholders and 24,000,000 ordinary shares held on record by Mr. Pang in trust for three other shareholders. The business address of Mr. Pang is No. 16 Building, No. 12 Dinghuaimen, Nanjing 210013, People’s Republic of China.

(7)	LT International Limited is a company organized in the British Virgin Islands and its sole shareholder is Mr. Libin Sun. The address for LT International Limited is Akara Building 24 De Castro Street Wickhams Cay 1 Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding ordinary shares are held of record by any persons in the United States. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances and Transfers” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

Related Party Transactions

Transactions with Lianchuang Technology

In June 2004, Linkage Nanjing acquired from Lianchuang Technology the telecommunication businesses and related assets of Lianchuang Technology. Our management team, including our chairman and chief executive officer, Mr. Libin Sun, our president, Guoxiang Liu, and our chief operating office and chief accounting officer, Dr. Xiwei Huang, currently hold majority equity interests in Lianchuang Technology. In addition, Mr. Libin Sun serves as the chairman of the board of Lianchuang Technology and is involved in the daily operations of Lianchuang Technology.

During the years ended December 31, 2006, 2007 and 2008, we were licensed by Lianchuang Technology to use certain of its trademarks, patents and other technologies free of charge.

During the years ended December 31, 2006, 2007 and 2008, we purchased $173,000, $104,000 and nil, respectively, of inventories from Lianchuang Technology. We sold $3,000, $81,000 and nil, of inventories to Lianchuang Technology during the years ended December 31, 2006, 2007 and 2008, respectively.

During the year ended December 31, 2008 and the six months ended June 30, 2009, we leased an office building from the employee union affiliated with Lianchuang Technology, with total rental expense amounting to $71,000 and $0.1 million, respectively. The contract is renewable annually.

During the year ended December 31, 2008 and the six months ended June 30, 2009, we leased vehicles from Lianchuang Technology, with total rental expense approximately amounting to RMB0.8 million ($0.1 million) and $55,000, respectively. The contract is renewable annually.

During the year ended December 31, 2008 and the six months ended June 30, 2009, we purchased employee training services from Nanjing Jingling College of Software Education, a subsidiary of Lianchuang Technology, with total training fee approximately amounting to RMB1.7 million ($0.3 million) and $0.2 million, respectively.

During the years ended December 31, 2006, 2007 and 2008, we provided loans amounting to $10.5 million, $5.2 million and $15.6 million to Lianchuang Technology, respectively. There were no formal loan agreements. The loans were repaid within one to six months and had all been settled as of December 31, 2008. During the six months ended June 30, 2009, we provided loans amounting to $6.1 million to Lianchuang Technology. The loans were repaid within one to six months and, as of June 30, 2009, a loan of $0.2 million was due from Lianchuang Technology. We have not received any interest on the loans. In September 2009, we entered into a confirmation with Lianchuang Technology to acknowledge the interest-free and short-term nature of the pre-existing loan arrangements with Lianchuang Technology for 2006, 2007, 2008 and up to the date of this confirmation.

In October 2008, Linkage Nanjing and Lianchuang Technology entered into trademark license agreements, pursuant to which Lianchuang Technology granted Linkage Nanjing a license to use certain trademarks. On July 28, 2009, Linkage Nanjing and Lianchuang Technology entered into a supplementary agreement to the trademark license agreements, pursuant to which Linkage Nanjing has been granted a right to use these trademarks, free of charge, for a term of 20 years from the date thereof.

As of December 31, 2007 and 2008, there were no amounts due to or from Lianchuang Technology as a result of the above transactions.

In June 2009, Linkage Nanjing and Lianchuang Technology entered into a license agreement relating to technologies that are subject of certain patents and certain patent applications, pursuant to which Lianchuang Technology granted Linkage Nanjing an exclusive and sub-license right to use these technologies free of charge. Linkage Nanjing is entitled to make improvements to these technologies and enjoy the use of these improvements.

In June 2009, Linkage Nanjing entered into an assignment agreement with Lianchuang Technology whereby Lianchuang Technology agreed to assign to Linkage Nanjing the rights in the patents or certain patent applications, including proprietary technologies and trade secrets underlying these patents and patent applications free of charge.

In July 2009, Lianchuang Technology issued an irrevocable non-competition commitment letter to us, Linkage Nanjing and Linkage Suzhou whereby Lianchuang Technology agreed to refrain from competing with us or our affiliates in the business of providing software solutions and related IT services to telecom operators within and outside of China.

In September 2009, Linkage Nanjing signed a memorandum of understanding with Lianchuang Technology to clarify that, prior to the effective dates of their trademark, patent and technology license agreements in October 2008 and June 2009, all intellectual properties owned by Lianchuang Technology and used by Linkage Nanjing shall be deemed to have been validly licensed to Linkage Nanjing free of charge.

Other Transactions with Certain Directors, Shareholders and Affiliates

See “Description of Share Capital—History of Securities Issuances and Transfers.”

Share Swap

As part of our restructuring in anticipation of our initial public offering, in December 2008, we issued a total of 406,995,882 ordinary shares to all existing shareholders of Linkage BVI in exchange for all shares of equivalent classes that these shareholders previously held in Linkage BVI.

Employment Agreements

See “Management—Employment Agreements.”

Share Option Grants

See “Management—Compensation of Directors and Executive Officers—2009 Share Incentive Plan and Other Grants.”

Description of Share Capital

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2009 Revision) of the Cayman Islands (the “Companies Law”), which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consisted of 5,000,000,000 ordinary shares, with a par value of $0.01 each. As of the date hereof, there were 408,648,658 ordinary shares issued and outstanding.

Our new memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our new memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to the articles of association.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes cast attached to the ordinary shares in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles of association, as applicable, any of our shareholders may, transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary shares transferred are fully paid and free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the New York Stock Exchange Rules in lieu of following home country practice after the closing of this offering. The New York Stock Exchange Rules require that every company listed on the New York Stock Exchange hold an annual general meeting of shareholders. In addition, our articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in Delaware, a jurisdiction in the United States with a well-developed body of corporate case law.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five per cent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety per cent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected if duly authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However,

English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our articles of association provide that any action required or permitted to be taken at any shareholders’ meeting may be taken only upon the vote of the shareholders at a meeting duly noticed and convened in accordance with our articles of association and the Companies Law and may not be taken by written resolution of our shareholders without a meeting.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed without cause by ordinary resolution passed by our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does require that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of two-thirds of our shares of that class at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended by the vote of holders of two-thirds of our shares voting at a meeting.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances and Transfers

The following is a summary of our securities issuances and share transfers among our existing shareholders during the past three years:

In March 2008, three investors, who had acquired interests in us in April 2004 sold their shareholding in Linkage BVI to HF International, an entity controlled by our chairman and chief executive officer, Libin Sun, for a consideration of $26.0 million that was paid in full in October 2008.

As part of our restructuring in anticipation of our initial public offering, in December 2008, we issued 240,919,828, 24,013,107 and 142,062,947 ordinary shares of HK$0.10 each to LT International, WT Investment and HF International, respectively, in exchange for all shares of equivalent classes that they previously held in Linkage BVI. As a result, Linkage Cayman became the holding company of our group.

In February 2009, we issued 14,244,856 ordinary shares at the price of HK$0.10 per share to WT Investment with the intention that WT Investment will grant these interests to a future employee. As of July 2009, no payment had been made for the shares, and these 14,244,856 ordinary shares of HK$0.10 each were forfeited and cancelled by us in July 2009.

In February 2009, LT International and HF International transferred 43,685,794 and 3,805,327 ordinary shares of HK$0.10 each, respectively, to WT Investment in order to adjust the ownership structures of LT International, HF International and WT Investments, respectively.

We undertook the following series of transactions to restructure our share capital so that the par value of our ordinary shares is denominated in US dollars: In April 2009, 138,257,621, 197,234,034 and 85,749,084 of our ordinary shares of $0.01 each were issued nil paid to HF International, LT International and WT Investment, respectively, and these shares, except for the 14,244,856 ordinary shares of $0.01 each held by WT Investment, were credited as fully paid with the consideration that was given by us to these shareholders in a simultaneous purchase of our 406,995,883 ordinary shares of HK$0.10 each held by them. These ordinary shares of HK$0.10 each were cancelled after the purchase. As of July 2009, no payment had been made for the 14,244,856 ordinary shares of $0.01 each held by WT Investments and these shares were forfeited and cancelled by us in July 2009.

In May 2009, we undertook the following series of transactions that further adjusted our ownership structure but left the beneficial ownership of the indirect holders of our ordinary share unchanged: In May 2009, LT International transferred 98,617,017 ordinary shares of $0.01 each in Linkage Cayman to Libin Sun, our chairman and chief executive officer, at a price of $0.01 per share; WT Investment transferred 35,752,114 ordinary shares of $0.01 each in Linkage Cayman to Guoxiang Liu, one of our directors at a price of $0.01 per share; HF International transferred its entire shareholding in Linkage Cayman (i.e. 138,257,621 ordinary shares of $0.01 each) to Haidong Pang, one of our employees at the price of $0.01 per share.

In June 2009, our authorized share capital was increased from 600,000,000 ordinary shares to 1,000,000,000 ordinary shares. The par value of $0.01 each did not change.

In July 2009, we granted an option to purchase 6,197,907 ordinary shares in three tranches at the price of RMB 0.25 ($0.04) per share to an executive officer as compensation. As of the date of this prospectus, the first tranche of the option has been exercised with respect to 1,652,775 ordinary shares.

In November 2009, Mr. Guoxiang Liu and Mr. Haidoing Pang transferred the shares previously held by them in trust for over 600 of our employees to these employees, pursuant to the Cancellation of the Declaration of Trust between Mr. Liu and Mr. Pang, as applicable, with each of these employees. The above transactions adjusted our ownership structure but left the beneficial ownership of the holders of our ordinary shares unchanged.

In November 2009, our authorized share capital was further increased to 5,000,000,000 ordinary shares, par value $0.01.

Description of American Depository Shares

American Depositary Shares

Citibank, N.A. has agreed to act as the depositary bank for our American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. - Hong Kong located at 10/F, Harbour Front II, 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We have appointed Citibank as depositary bank pursuant to a deposit agreement. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-163213 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive ten ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York state law. However, our obligations to the holders of our ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws of the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank, as commonly referred to as the “direct registration system” or “DRS.” The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company or, DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the any restrictions imposed by the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable the holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	you are duly authorized to deposit the ordinary shares.

•	the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	obligations to pay fees, taxes and similar charges.

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital — Ordinary Shares — Voting Rights.”

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

We have advised the depositary bank that, under Cayman Islands law and our articles of association, voting at any meeting of shareholders is by show of hands unless a poll is demanded. Under our articles of association (in effect as of the date hereof), a poll may be demanded by the chairman of the board of directors or by any shareholder present in person or by proxy. The Depositary will not join in demanding a poll, whether or not requested to do so by holders of ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs as follows: (i) in the event voting takes place by show of hands, such securities will be voted in accordance with the instructions received from a majority of holders of ADSs who provided voting instructions, and (ii) in the event voting takes place by poll, such securities will be voted in accordance with the voting instructions received from such holder of ADSs.

If voting at a meeting of shareholders is by poll and the depositary bank does not receive timely voting instructions from a holder of ADSs, such holder shall be deemed to have instructed the depositary bank to give a discretionary proxy to a person designated by us with respect to the securities represented by such holder’s ADSs, and the depositary shall give such discretionary proxy to the person designated by us, except that no discretionary proxy shall be given with respect to any matter as to which we inform the depositary bank that (x) we do not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of shareholders.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	expenses incurred for converting foreign currency into U.S. dollars.

•	expenses for cable, telex and fax transmissions and for delivery of securities.

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or for intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fee for those services and any other unpaid fees are paid.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property to you until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest-bearing account. At that point, the depositary bank will have no further obligations to the holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary bank have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of these courts and we have appointed an agent for service of process in The City of New York. See “Enforceability of Civil Liabilities.”

Shares Eligible for Future Sale

Upon completion of this offering, we will have outstanding 10,200,000 ADSs representing 20.0% of our ordinary shares issued and outstanding. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We, our executive officers, directors and our existing shareholders, who hold in aggregate approximately 99% of our total share capital prior to the offering, have agreed that, subject to limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Barclays Capital Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including the filing (or participation in the filing) of a registration statement under the Securities Act relating to, our ADSs or ordinary shares or any securities convertible into or exchangeable for our ADSs or ordinary shares. After the expiration of the 180-days period, the ordinary shares or ADSs held by our directors, executive officers and certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In the event that either (x) during the last 17 days of the 180-days period referred to above, we issue an earnings release or a press release announcing a significant event or (y) prior to the expiration of such 180 days, we announce that we will release earnings or issue a press release announcing a significant event during the 16-day period beginning on the last day of such 180-day period, the restrictions described above shall continue of apply until the expiration of the 18-day period beginning on the date of the earnings release or the press release.

In addition, the majority of our employees have agreed with us that, without our prior written consent, subject to limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares held by them for a 24 month period, commencing on the date that is the earlier of the closing date of this offering or December 15, 2009. At the end of the initial six-month of the lock-up period, one-fourth of the ordinary shares held by these employees will be released from the lock-up restrictions. At the end of each month thereafter and until the expiration of the lock-up period, three-fourths of the ordinary shares held by these employees will be released, ratably on a monthly basis, from the lock-up restrictions.

In addition, we have instructed Citibank, N.A. as depositary, and Citibank, N.A. has agreed, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. We agree not to give such instruction without the prior consent of the representatives of the underwriters. As a result, ADS holders who cancel their ADSs and withdraw the underlying ordinary shares will not be able to re-deposit such shares for issuance of ADSs until the expiration of the 180-day period described above. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

Our management have agreed with us that, without our prior written consent, subject to limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, the ordinary shares held by them for a 36 month period, commencing on the date that is the earlier of the closing date of this offering or December 15, 2009. At the end of the initial six-month of the lock-up period, one-sixth of the ordinary shares held by these management will be released from the lock-up restrictions. At the end of each month thereafter and until the expiration of the lock-up period, five-sixths of the ordinary shares held by these management will be released, ratably on a monthly basis, from the lock-up restrictions.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares without registration under the Securities Act, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Under Rule 144, our affiliates, or persons selling shares on behalf of our affiliates, who have beneficially owned our restricted ordinary shares for at least six months would be entitled to sell, upon expiration of the lock-up agreements described above, within any three-month period, a number of ordinary shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 5,106,487 ordinary shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates, or persons selling shares on behalf of our affiliates, are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who acquired ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the current information or six-month holding period requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Share Options

As of the date of this prospectus, an option to purchase 4,545,132 ordinary shares is outstanding.

Taxation

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “— United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our U.S. counsel, as to the material United States federal income tax consequences of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs. This discussion applies only to U.S. Holders that hold the ADSs as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs through partnerships or other pass-through entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ADSs and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individuals U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs generally will be includible in your gross income as dividend income on the date of receipt by the depositary, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs, and then, to the extent such excess amount exceeds your tax basis in your ADSs, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) either (a) the ADSs, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (i) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. If we are treated as a “resident enterprise” for PRC tax purposes under the New CIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs will generally constitute “passive category income” but could, in the case of certain U.S. Holders who are related to, and are organized in the same country as, us and if certain other conditions are satisfied, or who are (or are members of a group) engaged in banking, financing or similar business, constitute “general category income.” Foreign tax credits are calculated separately for each such category of income.

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of ADSs

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the amount realized (in U.S. dollars) for the ADS and your tax basis (in U.S. dollars) in the ADS. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and the U.S. Internal Revenue Service may take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly.

If we are a PFIC for any taxable year during which you hold ADSs, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs. If such election is made, you will be deemed to have sold ADSs you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital, even if you hold the ADSs as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs you own bears to the value of all of our ADSs, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “— Taxation of Dividends and Other Distributions on the ADSs”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

If you hold ADSs in any year in which we are treated as a PFIC with respect to you, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs and any gain realized on the disposition of the ADSs.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Underwriting

Citigroup Global Markets Inc. and Barclays Capital Inc. are acting as joint bookrunning managers of the offering and as the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus a form of which is filed as an exhibit to this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of ADSs set forth opposite the underwriter’s name below.

Underwriter	Number of ADSs

Citigroup Global Markets Inc.
Barclays Capital Inc.
Piper Jaffray & Co.
Susquehanna Financial Group, LLLP
Wedbush Morgan Securities Inc.

Total	10,200,000

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions, including that the representations and warranties made by us to the underwriters are true, there is no material adverse change in our business or in the financial markets; and that we deliver customary closing documents to the underwriters. The underwriters are obligated to purchase all the ADSs (other than those covered by their option to purchase additional ADSs described below) if they purchase any of the ADSs.

The underwriters propose to offer some of the ADSs directly to the public at the public offering price set forth on the cover page of this prospectus and some of the ADSs to dealers at the public offering price less a concession not to exceed $      per share. If all of the ADSs are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

LT International Limited has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,530,000 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional ADSs approximately proportionate to that underwriter’s initial purchase commitment.

Total expenses for this offering are estimated to be approximately $3.6 million, including SEC registration fees of $9,818, FINRA filing fees of $17,595, New York Stock Exchange listing fees of $150,000, printing expenses of approximately $250,000, legal fees of approximately $2.0 million, accounting fees of approximately $700,000, roadshow costs and other expenses, including travel and other out-of-pocket expenses, of approximately $420,000. All amounts are estimated except for the fees relating to SEC registration, FINRA filing and New York Stock Exchange listing. All these expenses will be borne by us.

We, our officers and directors and all of our existing shareholders, who in aggregate hold ordinary shares representing approximately 99% of our total share capital immediately prior to this offering, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, offer, sell, contract to sell, transfer, pledge, dispose of or hedge, directly or indirectly, any ADSs or any securities convertible into or exchangeable for our common stock. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The 180-day lock-up period will be automatically extended if: (i) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event.

In addition, we have instructed Citibank, N.A. as depositary, and Citibank, N.A. has agreed, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. We agree not to give such instruction without the prior consent of the representatives of the underwriters. As a result, ADS holders who cancel their ADSs and withdraw the underlying ordinary shares will not be able to re-deposit such shares for issuance of ADSs until the expiration of the 180-day period described above. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

Prior to this offering, there was no public market for our common stock or ADSs. Consequently, the initial public offering price for the ADSs was determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. The prices at which the ADSs will sell in the public market after this offering may be lower than the initial public offering price and an active trading market in our ADSs may not develop and continue after this offering.

We have applied for the ADSs to be listed on the New York Stock Exchange under the symbol “BOSS.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Paid by the Company		Paid by Selling Shareholder
	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$
Per ADS	$	$	$	$
Total	$	$	$	$

In connection with the offering, Barclays Capital Inc. on behalf of the underwriters, may purchase and sell ADSs in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ADSs in excess of the number of ADSs to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of ADSs made in an amount up to the number of ADSs represented by the underwriters’ option to purchase additional ADSs. In determining the source of ADSs to close out the covered syndicate short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through their option. Transactions to close out the covered syndicate short involve either purchases of ADSs in the open market after the distribution has been completed or the exercise of the underwriters’ option to purchase additional ADSs.

The underwriters may also make “naked” short sales of ADSs in excess of their option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ADSs in the open market while the offering is in progress. The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representative on behalf of the underwriter repurchase ADSs originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the

New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In compliance with guidelines of Financial Industry Regulatory Authority, Inc., the maximum compensation to the underwriters in connection with the offering of the ADSs pursuant to this prospectus will not exceed 8% of the total public offering price to the public of the ADSs set forth on the cover page of this prospectus.

The underwriters and/or their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business, for which they would receive customary compensation.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. The representatives will allocate ADSs to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

We and LT International Limited have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and each underwriter has agreed that it will not offer or sell any ADS, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor;

or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, ADSs, debentures and units of ADSs and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such ADSs, debentures and units of ADSs and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than 200,000 Singapore dollars (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) where the transfer is by operation of law.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

By accepting this Prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters may not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Legal Matters

The validity of the ADSs and certain other legal matters as to United States federal and New York state law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to United States federal and New York state law in connection with this offering will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Global Law Office and for the underwriters by Commerce & Finance Law Offices. Latham & Watkins LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Global Law Office with respect to matters governed by PRC law. Milbank, Tweed, Hadley & McCloy LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law.

Experts

The financial statements of Linkage Technologies International Holdings Limited and its subsidiaries as of December 31, 2007 and 2008, and for each of the three years in the period ended December 31, 2008, and the related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The office of Deloitte Touche Tohmatsu CPA Ltd. is located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.

Additional Information

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Linkage Technologies International Holdings Limited:

We have audited the accompanying consolidated balance sheets of Linkage Technologies International Holdings Limited and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Linkage Technologies International Holdings Limited and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/
Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
September 22, 2009

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands US$, except share and per share amounts)

	December 31,
	2007	2008

ASSETS
Current Assets:
Cash and cash equivalents	$17,696	$17,976
Restricted cash	1,148	1,311
Trade accounts receivable, net	35,979	52,393
Inventories and contracts in progress	16,826	8,930
Prepaid expenses and other current assets	4,533	5,983
Deferred tax assets—current	2,819	4,130

Total current assets	79,001	90,723
Restricted cash—noncurrent	543	343
Property and equipment, net	1,435	1,809
Deferred tax assets—noncurrent	126	89

Total assets	$81,105	$92,964

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	$8,214	$5,121
Trade accounts payable	13,592	13,949
Accrued payroll and welfare	8,181	11,509
Deferred revenue	14,373	17,085
Accrued expenses and other payables	3,060	4,299
Income tax payable	728	1,597
Dividend payable	2,338	–
Deferred tax liabilities—current	2,397	5,726

Total liabilities	$52,883	$59,286

Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares ($0.01 par value; 600,000,000 shares authorized, 406,995,883 and 406,995,883 issued and outstanding as of December 31, 2007 and 2008, respectively)	$4,070	$4,070
Additional paid-in capital	4,840	7,123
Accumulated other comprehensive income	2,636	4,573
Retained earnings	16,676	17,912

Total shareholders’ equity	28,222	33,678

Total liabilities and shareholders’ equity	$81,105	$92,964

See the accompanying notes to consolidated financial statements.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands US$, except share and per share amounts)

	Year ended December 31,
	2006	2007	2008

Revenues:
Software development	$32,751	$44,729	$77,961
IT services	6,358	4,703	5,192
Third-party hardware and software	7,659	4,348	5,176

Total revenues	46,768	53,780	88,329

Cost of revenues:
Software development	(16,233)	(19,319)	(35,587)
IT services	(953)	(519)	(942)
Third-party hardware and software	(6,827)	(3,852)	(4,626)

Total cost of revenues	(24,013)	(23,690)	(41,155)

Gross profit	22,755	30,090	47,174

Operating expenses:
Sales and marketing expenses	(4,332)	(5,651)	(7,384)
General and administrative expenses	(7,186)	(9,661)	(15,613)
Research and development expenses	(704)	(1,098)	(2,522)

Total operating expenses	(12,222)	(16,410)	(25,519)

Income from operations	10,533	13,680	21,655

Other income (expense):
Interest income	141	231	165
Interest expense	(614)	(683)	(489)
Other income (expense), net	54	165	245

Total other income (expense), net	(419)	(287)	(79)

Income before income taxes	10,114	13,393	21,576
Income tax expense	(943)	(810)	(4,477)

Net income	$9,171	$12,583	$17,099

Net income per share:
Basic	$0.02	$0.03	$0.04
Diluted	$0.02	$0.03	$0.04
Shares used in computation of net income per share:
Basic	406,995,883	406,995,883	406,995,883
Diluted	406,995,883	406,995,883	406,995,883
Includes share-based compensation related to:
Cost of revenues software development	–	–	$1,820
Sales and marketing expenses	–	–	$232
General and administrative expenses	–	$577	$231

See the accompanying notes to consolidated financial statements.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME
(In thousands US$, except share and per share amounts)

				Accumulated
			Additional	other		Total
	Ordinary shares		paid-in	comprehensive	Retained	shareholders’	Comprehensive
	Shares	Amount	capital	income (loss)	earnings	equity	income

Balance at January 1, 2006	406,995,883	$4,070	$4,263	$(35)	$88	$8,386
Net income	–	–	–	–	9,171	9,171	$9,171
Foreign currency translation adjustments	–	–	–	756	–	756	756

Dividend declared	–	–	–	–	(1,680)	(1,680)	$9,927

Balance at December 31, 2006	406,995,883	4,070	4,263	721	7,579	16,633
Net income	–	–	–	–	12,583	12,583	$12,583
Foreign currency translation adjustments	–	–	–	1,915	–	1,915	1,915

Share-based compensation	–	–	577	–	–	577	$14,498

Dividend declared	–	–	–	–	(3,486)	(3,486)

Balance at December 31, 2007	406,995,883	4,070	4,840	2,636	16,676	28,222
Net income	–	–	–	–	17,099	17,099	$17,099
Foreign currency translation adjustments	–	–	–	1,937	–	1,937	1,937

Share-based compensation	–	–	2,283	–	–	2,283	$19,036

Dividend declared	–	–	–	–	(15,863)	(15,863)

Balance at December 31, 2008	406,995,883	$4,070	$7,123	$4,573	$17,912	$33,678

See the accompanying notes to consolidated financial statements.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands US$, except share and per share amounts)

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income	$9,171	$12,583	$17,099
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	–	577	2,283
Depreciation	1,292	965	698
Loss on disposal of fixed assets	–	68	71
Provision for doubtful accounts	31	34	63
Provision for expected losses on uncompleted contracts	(164)	28	(46)
Deferred taxes	396	(432)	2,055
Changes in assets and liabilities:
Trade accounts receivable	(5,770)	(5,746)	(13,937)
Inventories and contracts in progress	3,746	(10,329)	8,571
Amount due from related party	860	–	–
Prepaid expenses and other current assets	2,707	(1,533)	(1,450)
Trade accounts payable	(7,833)	7,106	357
Accrued payroll and welfare	2,669	1,146	3,328
Deferred revenue	(2,174)	6,088	1,702
Accrued expenses and other payables	(1,427)	648	1,285
Income tax payable	171	543	869
Amount due to related party	(773)	–	–

Net cash provided by operating activities	2,902	11,746	22,948

Cash flows from investing activities:
Change in restricted cash	(277)	113	37
Purchases of property and equipment	(1,035)	(719)	(1,020)
Loans made to related party	(10,539)	(5,160)	(15,579)
Loans repaid by related party	10,365	5,334	15,579

Net cash used in investing activities	(1,486)	(432)	(983)

Cash flows from financing activities:
Dividend paid	(1,654)	(1,174)	(18,201)
Proceeds from short-term bank borrowings	26,966	20,385	25,906
Repayment of short-term bank borrowings	(25,837)	(24,067)	(29,504)
Repayment of related party borrowings	–	(1,281)	–

Net cash used in financing activities	(525)	(6,137)	(21,799)

Effect of exchange rate changes	256	618	114

Net increase in cash and cash equivalents	1,147	5,795	280
Cash and cash equivalents, beginning of the year	10,754	11,901	17,696

Cash and cash equivalents, end the year	$11,901	$17,696	$17,976

Supplemental disclosure of cash flow information:
Income taxes paid	$346	$688	$1,592
Interest paid	$541	$651	$489

See the accompanying notes to consolidated financial statements.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands US$, except share and per share amounts)

1.	Organization and Principal Activities

Linkage Technologies International Holdings Limited (“Linkage Cayman”) was incorporated in the Cayman Islands on February 24, 2004. On December 16, 2008, Linkage Cayman underwent a restructuring whereby it issued 406,995,882 of its ordinary shares in exchange for all of the equity of Linkage Technologies Investment Limited (“Linkage BVI”). Linkage BVI was incorporated in the British Virgin Islands on July 15, 2003. This transaction has been accounted for as a legal reorganization as there was no change in the ownership structure between Linkage BVI and Linkage Cayman. Accordingly all share and per share data have been restated to give retroactive effect to this transaction.

On June 30, 2004, Linkage BVI, through Linkage Technology (Nanjing) Co., Ltd. (“Linkage Nanjing”), a wholly-owned subsidiary of Linkage BVI, acquired the telecommunication business from Lianchuang Technology Company Limited (“Lianchuang Technology”), a company incorporated in the People’s Republic of China (the “PRC”), for a cash consideration of $7,000. This transaction has been accounted for as a transfer of assets between entities under common control as the shareholder structures of Linkage BVI and Lianchuang Technology were the same.

Linkage Cayman, together with its subsidiaries (the “Company”), is principally engaged in the provision of customized software development and IT services, including system integration and IT consulting services, to telecommunication carriers and their provincial subsidiaries in the PRC.

As of December 31, 2008, the Company’s subsidiaries were as follows:

	Date of	Place of	Percentage of
Subsidiaries	establishment	establishment	ownership

Linkage Technologies Investment Limited (“Linkage BVI”)	July 15, 2003	BVI	100%
Hong Kong Linkage Technology Limited (“Linkage Hong Kong”)	November 15,1998	Hong Kong	100%
Linkage Technology (Nanjing) Co., Ltd. (“Linkage Nanjing”)	February 12, 2004	PRC	100%
Suzhou United New Science and Technology Corporation (“Linkage Suzhou”)	January 16, 2003	PRC	100%

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in the Company’s consolidated financial statements include time and cost required to complete projects for

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

purposes of revenue recognition, future cash flow estimates for purposes of determining the fair value of the ordinary shares, assumptions used in calculating share-based compensation, valuation allowance for deferred tax assets and adequacy of unrecognized tax benefits, and collectability of accounts receivable and other receivables.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

Restricted Cash

Restricted cash is related to amounts which are not available for the Company’s use in its operations and are held by banks as security for issuance of letters of credit, bankers’ acceptance drafts, and performance bonds to certain customers.

Trade Accounts Receivable, Net

Accounts receivable are stated at the amount the Company expects to collect and is comprised of both billed and unbilled receivables. Billed receivables represent outstanding amounts invoiced in accordance with agreed-upon contract milestones. Unbilled receivables represent revenue recognized in excess of billings as of the balance sheet date, as well as third-party hardware and software delivered when performing system integration services as an agent which will be invoiced at a later date in accordance with agreed-upon contract milestones. Accounts receivable are presented net of allowances for doubtful accounts. Allowances for doubtful accounts are provided based on the credibility of the clients, aging of the accounts receivable, economic conditions and other specific circumstances related to the accounts.

Inventories and Contracts In Progress

Inventories represent computer hardware, software and spare parts that are purchased from third-party vendors on behalf of customers and are generally in transit to the customers’ premise. Such items are generally in the Company’s possession for a short period of time.

Contracts in progress consist of (i) the difference between total cost incurred to date and cost of revenue earned to date on customized software development arrangements under which revenue is recognized using the percentage-of-completion method, and (ii) accumulated contract costs on certain customized software development arrangements that are deferred and are recognized ratably over the longer of the post-contract customer support (“PCS”) or the system support and enhancement service period.

Property and Equipment, Net

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the following estimated useful lives of the assets

Computers	3 years
Furniture, fixture and office equipment	5 years
Motor vehicles	5 years

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

Impairment of Long-lived Assets

Long-lived assets and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. No impairment charges were recognized during the years ended December 31, 2006, 2007 and 2008.

Fair Value

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”) on January 1, 2008 for all financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). The Company’s adoption of SFAS 157 was limited to its financial assets and financial liabilities, as permitted by FSP FAS 157-2 “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2008.

The carrying values of financial instruments, which consist of cash, restricted cash, accounts receivable, accounts payable, and short-term bank borrowings, are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Company does not use derivative instruments to manage risks.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

Revenue Recognition

The Company derives its revenues from three sources: (i) software development, which includes development and licensing of software, provision of customization, modification, implementation, integration, training, and PCS, as well as recurring revenue from ongoing system support and enhancement services, (ii) IT services, which includes system integration, third-party hardware maintenance, third-party software support, network support, and IT consulting and research services, and (iii) resale of third-party hardware and software.

The Company’s software development arrangements contain multiple deliverables. The deliverables include licenses of custom software which consist of a combination of self-developed core software and third-party software, and related services such as customization, modification, implementation and integration services, training, and PCS. Such arrangements may also include third-party hardware and hardware installation and maintenance to the extent hardware is sold as part of the arrangement. As these arrangements require significant modification or customization of the software, revenue for the combined arrangement is recognized over the service period based on the percentage-of-completion method of accounting. Because PCS has never been sold separately, the Company does not have vendor specific objective evidence of fair value of PCS. The percentage-of-completion method of revenue recognition is therefore applied through the date the last element is delivered, which is typically the end of the bundled PCS period. Progress toward completion is measured by dividing the actual direct labor costs incurred into total estimated direct labor costs for the project. Revenue on a project is computed by multiplying total estimated contract revenue by the percentage of completion. Cost of revenue is computed in a similar manner by multiplying total estimated contract cost by the percentage of completion. Gross profit on the project for a period is the excess of revenue over the cost of revenue. Any revisions to existing estimated contract profits, if necessary, are made in the period in which the circumstances requiring the revisions become known. Provisions for expected losses on uncompleted contracts are recorded in the period in which such losses become probable.

Certain of our software development arrangements include ongoing system support and enhancement services. These services consist of designing and implementing enhancements to existing software, providing overall system support and performing operational tasks in the customer’s IT function on behalf of the customer. These services are generally provided over a specified period of time, typically ranging from a few months to two years. The cost of providing such services cannot be reliably estimated as the workload varies with the customer’s service requests during the service period. Under these arrangements, the entire arrangement fee and accumulated contract costs are deferred and recognized ratably over the longer of the PCS and the system support and enhancement service period, commencing subsequent to delivery of the customized software and when PCS, system support and enhancement services are the only remaining deliverables.

Revenue from ongoing support and enhancement arrangements that are not combined with other elements are recognized ratably over the service period and when persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectability is reasonably assured.

Subsequent sales of upgrades and enhancements are accounted for separately from the initial sales of customized software as upgrades and enhancements are not negotiated within a short time frame of the initial sale, the software from the initial sale is not dependent on the delivery of the upgrades or enhancements, neither the fees for the initial or subsequent sale are subject to refund if one or the other contracts is not fulfilled nor are payment terms for either sale tied to the performance of the other.

The Company’s system integration arrangements also include multiple deliverables, such as third-party hardware and software, installation, integration, training, maintenance, and support. The Company evaluated the deliverables for separation and determined that the delivered items should not be considered a separate unit of account because not all undelivered elements have objective and reliable evidence of fair value. Revenue is recognized when the Company has substantially met its performance obligations under the contract

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

and received final acceptance from the customer. Generally revenue is recognized net of the amounts paid to suppliers of the third-party hardware and software as the Company is considered to be an agent in these arrangements.

The Company enters into third-party hardware maintenance and software support contracts with end customers and generally enters into back-to-back arrangements of similar key terms with the third-party hardware and software vendors to cover its risks in the customer contracts. Revenue is recognized ratably over the term of the maintenance or support agreement when all other revenue recognition criteria are met. Under such arrangements, the Company recognizes revenue net of the back-to-back contracts as the Company is considered to be an agent in these arrangements. Limited to a few arrangements where the Company is contracted to provide network support services and no back-to-back arrangements exist with third-party hardware and software vendors, the Company reports revenue at gross amounts billed to the customer because the Company is the primary obligor in those arrangements.

The Company’s research findings under IT consulting and research arrangements are evaluated by the customer based on the customer’s specific criteria. Revenue is recognized when the Company receives final acceptance from the customer, assuming all other revenue recognition criteria have been met.

Revenue from resale of third party hardware and software, if not bundled with other deliverables, is recognized upon delivery and acceptance.

The Company reports revenue from third-party hardware net of sales returns. Revenues from customized software and system integration arrangements include value added tax rebates received from the Chinese tax authorities. Such rebates are granted to the Company as part of the PRC government’s policy to encourage software development in the PRC, and are recorded as a component of revenue when the relevant compliance requirements are met, there are no further obligations, and are not subject to future returns or reimbursements. Total value added tax rebates recorded in revenues were $467, $800 and $787 in 2006, 2007 and 2008, respectively.

Billings are rendered based on agreed upon contract milestones. Revenue recognized in excess of billings is recorded as unbilled receivables and is included in trade accounts receivable. Unbilled receivables also include costs incurred when performing system integration services as an agent and will be billed based on contractual billing milestones. These costs typically relate to hardware, software and spare parts that have been acquired by the Company and have been delivered to the customer. Amounts billed but not yet collected are recorded as billed receivables and are included in trade accounts receivable. Most of the billed and unbilled receivables are expected to be collected within one year. Billings in excess of revenue recognized are recorded as deferred revenue.

Research and Development

Research and development costs consist of expenditures incurred in the development of new software modules and products, either as part of the internally used software or in conjunction with anticipated customer projects. Technological feasibility for the Company’s software products is reached shortly before the products are released for sale. To date, costs incurred after technological feasibility was established and prior to completion of software development have not been material, and accordingly, the Company has expensed all research and development costs when incurred.

Operating Leases

Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the respective lease terms, including any periods of free rent.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

Foreign Currency Translation and Foreign Currency Risk

The Company uses the United States dollar (“USD”) as its reporting currency. The functional currency of Linkage Cayman, Linkage BVI, and Linkage Hong Kong is USD. Monetary assets and liabilities denominated in currencies other than USD are translated into USD at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than USD during the year are converted into USD at the rates of exchange ruling at the transaction dates.

The financial records of the Company’s PRC subsidiaries are maintained in Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated into USD based on the rates of exchange existing on the balance sheet date. Equity accounts are translated at historical exchange rates. Their statements of operations are translated using a weighted average rate for the period. Translation adjustments are reflected as accumulated other comprehensive income (loss) in shareholders’ equity.

The RMB is not freely convertible into USD or other currencies. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China (“PBOC”), controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The rate of exchange quoted by PBOC on December 31, 2007 and 2008 was USD$1 = RMB7.3046 and USD$1 = RMB6.8346, respectively. As of December 31, 2007 and 2008, the Company had RMB bank balances located in the PRC of $16,662 and $17,438 of its total cash and bank balances, respectively. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $17,651 and $18,541 as of December 31, 2007 and 2008, respectively.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and trade accounts receivable. All of the Company’s cash and cash equivalents are held with financial institutions that Company management believes to be high credit quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. The Company primarily sells its products and services to the top telecommunication carriers in China and their provincial subsidiaries and has historically incurred insignificant bad debt expense.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax base of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

Value Added Taxes

The Company’s PRC subsidiaries are subject to value added tax (VAT) at a rate of 17% on proceeds received from system integration arrangements and customized software arrangements (“software sales”), less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. For revenues on software sales, if the net amount of VAT payable exceeds 3% of software sales, the excess portion of VAT tax can be refunded immediately. As such, the Company is entitled to an effective net VAT tax burden of 3% from software sales. This government policy is effective until 2010. The net VAT balance is recorded either in accrued expenses and other payables or prepaid expenses and other current assets on the face of consolidated balance sheets.

Business Taxes

The Company’s PRC subsidiaries are subject to business tax at the rate of 5% on certain types of service transactions. Business taxes are presented on a gross basis and are included in revenues and cost of revenues. Business tax incurred during 2006, 2007 and 2008 was $352, $354 and $715, respectively.

Share-based Compensation

The Company’s share-based payment transactions with employees are measured based on the grant-date fair value of the equity instrument issued. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

Earnings Per Share (“EPS”)

Basic EPS is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. The Company does not have securities or other contracts to issue ordinary shares which if were exercised, may have potential dilution on EPS.

Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS 141R also requires that all assets, liabilities, contingent consideration and contingencies of an acquired business be recorded at fair value as of the acquisition date. In addition, SFAS 141R requires, with certain exceptions, that acquisition costs should be expensed as incurred (rather than capitalized as part of the purchase price), restructuring costs should be expensed in periods subsequent to the acquisition date (rather than recognized as a liability in purchase accounting) and that changes after the measurement period in deferred tax asset valuation allowances and acquired income tax uncertainties should impact income tax expense. SFAS 141R requires certain financial statement disclosures to enable users to evaluate and understand the nature and financial effects of the business combination. SFAS 141R is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

December 15, 2008. The adoption of SFAS 141R will change the Company’s accounting treatment for business combinations on a prospective basis, beginning January 1, 2009.

On April 1, 2009, the FASB issued FASB Staff Position (“FSP”) No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP 141(R)-1”), which amends the guidance in SFAS 141R to establish a model for pre-acquisition contingencies that is similar to the one entities used under SFAS 141. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in SFAS 5 and FIN 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP 141(R)-1 will change the Company’s accounting treatment for business combinations on a prospective basis, beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). This statement amends Accounting Research Bulletin (ARB) 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively. The Company does not expect that the adoption of SFAS 160 will have an impact on its financial position or results of operations.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, the Company will adopt SFAS 157 for its nonfinancial assets and nonfinancial liabilities beginning with the first interim period of its fiscal year 2009. The Company does not expect that the adoption of FAS 157 for its nonfinancial assets and nonfinancial liabilities will have a material impact on its financial position, results of operations or cash flows.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. The Company does not expect the adoption of FSP 157-3 to have a material impact on the Company’s consolidated financial statements or the fair values of its financial assets and liabilities.

On April 9, 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

FASB 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company does not expect the adoption of FSP 157-4 to have a material impact on the Company’s consolidated financial statements or the fair values of its financial assets and liabilities.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). The stated intent of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other GAAP. In determining the useful life of acquired intangible assets, FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the potential impact of FSP 142-3 on the consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The Company does not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on the Company’s consolidated financial statements.

In November 2008, the FASB ratifies the consensus reached by the Task Force in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF 08-7. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. The Company believes the adoption will not have a material impact on the Company’s consolidated financial position or result of operations.

In June 2009 the FASB issued SFAS No. 166, “Accounting for Transfers of financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for the Company’s fiscal year beginning January 1,

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

In June 2009 the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective for the Company’s fiscal year beginning January 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

3.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	December 31
	2007	2008

Billed receivables	$22,576	$25,166
Unbilled receivables	13,484	27,371
Less: Allowance for doubtful accounts	(81)	(144)

Trade accounts receivable, net	$35,979	$52,393

4.	Inventories and Contracts In Progress

Inventories and contracts in progress consisted of the following:

	December 31
	2007	2008

Inventories	$7,986	$783
Contracts in progress	8,840	8,147

Inventories and contracts in progress	$16,826	$8,930

5.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31
	2007	2008

Computer equipment	$3,570	$4,005
Furniture, fixtures and office equipment	133	181
Motor vehicles	507	632

	4,210	4,818
Less: accumulated depreciation	(2,775)	(3,009)

Property and equipment, net	$1,435	$1,809

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

Depreciation expense for the years ended December 31, 2006, 2007 and 2008 was approximately $1,292, $965, and $698 respectively.

6.	Short-term Bank Borrowings

As of December 31, 2007 and 2008, the Company had outstanding borrowings of RMB60 million (approximately $8,214) and RMB35 million (approximately $5,121), respectively, under various loan agreements with commercial banks. The terms of the borrowings require repayment within four months to one year and are used for working capital purposes. There are no covenants. The interest rates for these borrowings ranged from 5.58% to 8.22% with a weighted average interest rate of 6.25% and 7.44% for the years ended December 31, 2007 and 2008, respectively.

7.	Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	December 31,
	2007	2008

Accrued expenses	2,236	2,250
Other payable	289	1,253
Other taxes payable	535	796

	$3,060	$4,299

8.	Income Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, Linkage Cayman and Linkage BVI are not subject to tax on their respective income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.

Hong Kong

The profits of Linkage Hong Kong are subject to income tax at 17.5% for 2006 and 2007, and 16.5% for 2008.

PRC

The two PRC entities Linkage Nanjing and Linkage Suzhou were governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprise for the period before January 1, 2008, and the statutory rate was 33% (30% of state income tax plus 3% local income tax) on their respective PRC taxable income. However, as a qualified High and New Technology Enterprise (“HNTE”), operating in a State-level High and New Technology Development Zone (“HNTDZ”), Linkage Nanjing was entitled to a preferential tax rate of 15%. In addition, Linkage Nanjing was granted a five-year tax holiday (i.e. two years’ tax exemption followed by three years’ 50% tax deduction (“2+3 tax holiday”) starting from its first profit making year which was 2004. Furthermore, during the tax holiday, the local income tax was fully exempted. Therefore, Linkage Nanjing was subject to income tax at 7.5% for the years ended December 31, 2006 and 2007.

Linkage Suzhou, recognized as a newly established software company, was entitled to a five-year tax holiday (i.e. two years’ tax exemption followed by three years’ 50% tax reduction) from 2004, which was its first

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

profit-making year. As such, for the years ended December 31, 2006 and 2007 Linkage Suzhou was subject to tax at 15%. The 3% local tax was fully exempted during the whole tax holiday.

On March 16, 2007, the PRC government promulgated the PRC Corporate Income Tax Law (“the New CIT Law”), which became effective from January 1, 2008. Foreign investment enterprises and domestic companies are subject to a uniform tax rate of 25%. Enterprises which were established and already enjoyed preferential tax treatments before March 16, 2007 were granted transitional relief measures which allowed them to continue to enjoy such preferential tax treatment (i) in the case of preferential tax rates, for a period of five years from January 1, 2008 (the enterprises which previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% from 2008), and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such terms but before 2012.

Linkage Nanjing was eligible for a preferential tax rate of 15% for 2008, since it obtained NHTE status on December 9, 2008 with a valid period of three years. At the same time, Linkage Nanjing was also eligible for the reduced tax rate of 12.5% in 2008 which was the fifth year of its 2+3 tax holiday.

On December 31, 2008, the Company received a notification from the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Commerce, and the State Administration of Taxation that Linkage Nanjing qualified as a “Key Software Enterprise” for fiscal year 2008 and was therefore eligible for a 10% tax rate for income earned during 2008.

Under the prevailing CIT Law, where the preferential policies overlap, enterprises shall select the most preferential policies and shall not enjoy any overlapped policy or change policies upon selection. Linkage Nanjing decided to apply the 10% tax rate for 2008, as a qualified Key Software Enterprise.

As there is significant uncertainty in regard to obtaining similar preferential tax rates in years subsequent to 2008, Linkage Nanjing has applied 15% as the applicable tax rate for the purpose of determining the deferred taxes.

Expenditures incurred for the research and development of new technology, products, and processes (“R&D”) qualify for deductions at 150% of the actual R&D expenditures for the current period.

Linkage Suzhou was subject to a uniform tax rate of 25% for 2008 according to the New CIT Law.

The new CIT rules impose a 10% withholding tax on dividends distributed by an enterprise to its overseas shareholders. The rate can be reduced to 5% under China’s tax arrangement with Hong Kong. The reduced rate is not applicable for undistributed earnings from Linkage Nanjing to Linkage Hong Kong because Linkage Hong Kong did not hold any equity interest in Linkage Nanjing until December 2008. Therefore, the requirement that it must have held more than 25% or more of the equity interest in Linkage Nanjing at all times within the 12-month period immediately prior to receipt of the dividends was not fulfilled as of the end of reviewing period, which was December 31, 2008.

Therefore, in 2008, Linkage Hong Kong has accrued deferred tax liabilities related to potential withholding tax in the amount of $1,779 at the rate of 10% on the undistributed earnings from its investment in Linkage Nanjing generated in 2008.

Effective on January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

tax disclosures. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on its technical merits. The adoption of FIN 48 did not have any impact on the Company’s total liabilities or shareholders’ equity. The Company has no material uncertain tax position as of December 31, 2008 or unrecognized tax benefits which would favorably affect the effective income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. For any tax exposures related with related party transactions, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The statue of limitations in Hong Kong is six years.

Income tax expense consisted of the following:

	Year ended December 31,
	2006	2007	2008

Current:
Hong Kong	$31	$–	$–
PRC	507	1,220	2,422

Total current income tax expense	$538	$1,220	$2,422

Deferred:
Hong Kong	$336	$3	$1,689
PRC	69	(413)	366

Total deferred income tax expense (benefit)	$405	$(410)	$2,055

Total income tax expense	$943	$810	$4,477

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

The principal components of the deferred income tax assets and liabilities were as follows:

	December 31,
	2007	2008

Deferred income tax assets:
Deferred revenue	$2,751	$4,108
Depreciation	54	27
Net operating losses carried forward	73	62
Other	67	22

Total deferred income tax assets	$2,945	$4,219

Deferred income tax liabilities:
Withholding tax	$–	$(1,779)
Contracts in progress	(2,397)	(3,947)

Total deferred income tax liabilities	$(2,397)	$(5,726)

Net deferred income tax assets (liabilities)	$548	$(1,507)

Reported as:
Deferred tax assets—current	$2,819	$4,130
Deferred tax assets—non current	126	89
Deferred tax liabilities—current	(2,397)	(5,726)

Net deferred income tax assets	$548	$(1,507)

Reconciliation between the provision for income tax computed by applying the PRC enterprise income tax rates to income before income taxes and the actual provision for income tax was as follows:

	Year ended December 31
	2006	2007	2008

PRC statutory tax rate	33.0%	33.0%	25.0%
Effect of tax holiday	(17.0)%	(31.0)%	(16.7)%
Additional R&D deduction	(10.2)%	(10.5)%	(5.0)%
Other expenses not deductible for tax purpose	10.1%	8.6%	8.5%
Effect on income tax due to changes in tax rate	(3.4)%	4.3%	(2.4)%
Effect of different tax rate of group entity operating in other jurisdictions	(3.2)%	0.2%	0.5%
Share-based compensation expenses that are not deductible	–	1.4%	2.7%
Withholding tax on retained earnings to be distributed	–	–	8.2%

Effective tax rate	9.3%	6.0%	20.8%

Tax that would otherwise have been payable without tax holidays amounted to $2,667, $4,956 and $8,074 in 2006, 2007 and 2008, respectively, representing a decrease in basic income per ordinary share of $nil, $0.01, and $0.01 and diluted income per ordinary share of $nil, $0.01 and $0.01 in 2006, 2007 and 2008, respectively.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

9.	Employee Benefit Plan

The Company’s subsidiaries in China participate in a government-mandated multi-employer defined contribution plan for its full time employees pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to contribute an amount based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations. The Company has no further commitments beyond its contribution. During the years ended December 31, 2006, 2007 and 2008, the Company contributed and recorded expenses of $1,006, $1,444, and $2,523, respectively.

10.	Share-based Compensation

In July 2007, Sun Libin, the Chief Executive Officer, (or “CEO”) of the Company sold 146 shares in LT International (“LT”) to three employees of the Company for RMB1.3 million (approximately $172) in cash. LT is a shareholder of the Company and is controlled by the CEO and other shareholders of the Company. LT is a shell company whose only function is to hold the Company’s shares. As such, the three employees effectively received 3,510,000 of the Company’s ordinary shares for a purchase price of $0.05 per share. The shares were fully vested on the date of sale. As a result, the Company recorded share-based compensation expense of $577, equal to the excess of the fair value of the Company’s ordinary shares of $0.21 over the purchase price.

In March 2008, the CEO sold approximately 1,543 shares in HF International (“HF”) to several employees of the Company for $4,692. Of this amount, two-thirds, or $3,128, was paid in cash on the date of grant with the remaining one-third, or $1,564, payable to the CEO with an interest free, recourse loan having no stated maturity. HF is a shareholder of the Company and is controlled by the CEO. HF is a shell company whose only function is to hold the Company’s shares. As such, the employees effectively received 21,925,500 of the Company’s ordinary shares for a purchase price of $0.21 per share. The shares were fully vested on the date of sale. As a result, the Company recorded share-based compensation expense of $2,283, representing the difference between the shares’ fair value of $0.32 on the date of sale over the purchase price.

The fair value of the ordinary shares as of July 2007 and March 2008 was determined by the Company, using the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flow is calculated using a discounted rate.

The following table summarizes information regarding share transfers prior to December 31, 2008:

		Purchase	Fair value of	Intrinsic
Grant date	No. of shares	price	ordinary shares	value

July 31, 2007	3,510,000	$0.05	$0.21	$577
March 31, 2008	21,925,500	$0.21	$0.32	$2,283

Total	25,435,500

11.	Related Party Transactions

As discussed in Note 1, on June 30, 2004, Linkage BVI acquired the telecommunication business from Lianchuang Technology. Subsequent to the June 30, 2004 transfer date, Lianchuang Technologies continued to conduct activities in various lines of business, including the sales and distribution of computer hardware, taxation software, transportation payment systems, and the provision of roadside emergency services. Through March 2008 and June 2007, the Company and Lianchuang Technology had the same board of directors and shareholders, respectively. The Company’s CEO is also the chairman of the board of Lianchuang Technology.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

In conjunction with the June 30, 2004 transfer, Lianchuang Technology allowed the Company to use its trademarks, patents and technologies relating to the acquired telecommunication business for no consideration. During the years ended December 31, 2006, 2007 and 2008, the Company used the trademarks, patents and technologies free of charge. In October 2008, the Company and Lianchuang Technology formally entered into trademark license agreements, pursuant to which Lianchuang Technology granted the Company for nil consideration a license to use certain trademarks.

During the years ended December 31, 2006, 2007 and 2008, the Company purchased $173, $104, and nil, respectively, of inventories from Lianchuang Technology. The Company sold $3, $81, and nil, of inventories to Lianchuang Technology during the years ended December 31, 2006, 2007 and 2008, respectively.

During the year ended December 31, 2008, the Company leased an office building from Linkage Technology Labor Union, a union established in accordance with the Chinese Labor Union Law and whose members are employees of Linkage Nanjing, and vehicles from Lianchuang Technology for $71 and $109, respectively. Both contracts are renewable annually.

During the year ended December 31, 2008, the Company purchased employee training services from Nanjing Jingling College of Software Education, a subsidiary of Lianchuang Technology, for $250.

During the years ended December 31, 2006, 2007 and 2008, the Company provided loans of $10,539, $5,160, and $15,579 to Lianchuang Technology, respectively. There were no formal loan agreements. The loans were repaid within one to six months and had been settled as of December 31, 2007 and 2008. The Company has not received any interest on the loans.

During the year ended December 31, 2007, the Company repaid interest-free loans of $1,281 borrowed in 2004 to Lianchuang Technology.

As of December 31, 2007 and 2008, there were no amounts due to or from Lianchuang Technology as a result of the above transactions.

12.	Commitments and Contingencies

a)	Operating Lease Commitments

The Company has operating lease agreements for office buildings in the PRC. The lease terms are for periods of one to six years. None of the leases includes contingent rentals. Future minimum lease payments under non-cancelable operating leases as of December 31, 2008 are as follows:

Years ended December 31,

2009	860
2010	299
2011	4

Total	$1,163

For the years ended December 31, 2006, 2007 and 2008, total rental expenses for operating leases were $183, $337, and $899, respectively.

b)	Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

decided unfavorably to the Company. The Company did not have any claims or legal proceedings that have a significant impact on its business, assets or operations.

Certain customized software contracts include indemnification clauses that indemnify the Company’s customers against liabilities and damages arising from intellectual property infringement claims relating to the software licensed by the Company. The indemnification obligates the Company to make payments to the guaranteed licensee if an infringement claim against the licensee occurs that results in any liabilities or damages related to the licensed software. The Company has not recorded any liability with respect to the potential infringement and profit sharing claims associated with the Company’s intellectual property as it is the Company’s assessment that the risk of such claim resulting from the potential infringement is remote.

c)	Letters of Credit

The Company’s revolving credit facilities which have been renewed on February 4, 2009 provided for letters of credit and letters of guarantee up to an aggregate of $13,000. As of December 31, 2008, there were letters of guarantee of $550 issued under the facilities for Linkage Hong Kong and the unused credit facilities totaled $12,450. The credit facilities had no collateral.

13.	Business and Credit Concentration

The Company’s customers are primarily the headquarters and the provincial subsidiaries of three major telecommunication carriers in the PRC. Currently, all major telecommunication carriers in the PRC are primarily state-owned and are subject to extensive government regulation and control. In aggregate, these three communications carriers accounted for 99%, 98% and 99% of our revenues for the years ended December 31, 2006, 2007 and 2008, respectively.

Despite being state-owned, the headquarters and provincial subsidiaries of the three major telecommunication carriers generally contract on an individual entity basis. The following table summarizes sales to those entities that individually comprise 10% or more of total revenues:

	Year ended December 31,
	2006	%	2007	%	2008	%

Customer A	$7,982	17	$10,092	19	$12,521	14
Customer B	4,869	10	–	–	–	–
Customer C	4,643	10	–	–	–	–

Total	$17,494	37	$10,092	19	$12,521	14

The following table summarizes customers who represent in excess of 10% of trade accounts receivable.

	As of December 31,
	2007	%	2008	%

Customer A	$4,461	12	–	–
Customer B	4,292	12	–	–
Customer D	3,778	10	–	–

Total	$12,531	34	–	–

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

14.	Segment and Geographic Information

The Company engages primarily in the provision of software development and IT services, and the procurement and sale of third-party hardware and software (“third-party products”) to the major telecommunication carriers and their provincial subsidiaries in the PRC.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer and the senior management, who regularly review the operating results of the segments when making decisions about allocating resources and assessing performance of the Company.

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the CODM for making decisions, allocating resources, and assessing performance. The Company has determined that it has two operating and reportable segments: (i) software development and (ii) IT services and third-party products. The software development segment is responsible for the development, modification, integration, maintenance, and enhancements of customized software based on customer specifications and requirements. The IT services and third party products segment is responsible for the provision of system integration services, third-party hardware and software maintenance, network support, consulting services and the procurement and sale of third-party hardware and software.

The CODM evaluates segment performance based on revenues, cost of revenues, and gross profit. Accordingly, all expenses are considered corporate level activities and are not allocated to segments. The CODM reviews segment revenues and cost of revenues net of the cost of third-party hardware and software. Gross profit is measured on the same basis as that used in the Company’s consolidated financial statements. Assets are not allocated to segments for internal reporting purposes.

The Company’s revenues are all generated from external customers. The revenues and gross profit by segment are as follows:

	Year ended December 31,
	2006			2007			2008
		IT service			IT service			IT service
	Software	and third-party	Total	Software	and third-party	Total	Software	and third-party	Total
	development	products	reported	development	products	reported	development	products	reported

Revenues:
Segment revenue	$32,751	$7,190	$39,941	$44,729	$5,199	$49,928	$77,961	$5,742	$83,703
Cost of third-party products	–	6,827	6,827	–	3,852	3,852	–	4,626	4,626

Total	32,751	14,017	46,768	44,729	9,051	53,780	77,961	10,368	88,329

Cost of revenues:
Segment Cost	16,233	953	17,186	19,319	519	19,838	35,587	942	36,529
Cost of third-party products	–	6,827	6,827	–	3,852	3,852	–	4,626	4,626

Total	16,233	7,780	24,013	19,319	4,371	23,690	35,587	5,568	41,155

Gross Profit	$16,518	$6,237	$22,755	$25,410	$4,680	$30,090	$42,374	$4,800	$47,174

Geographic Information

As the Company primarily operates in the PRC and generates substantially all of its revenue from customers in the PRC, no geographic segments are presented.

Substantially all the Company’s long-lived assets are located in the PRC.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

15.	Restricted Net Assets

Pursuant to laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the respective subsidiaries. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund, and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit as determined under PRC GAAP. The other fund appropriations are at the discretion of the respective subsidiaries. These reserve funds can only be used for the specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The appropriations to the general reserve are required until the balance reaches 50% of the subsidiaries registered capital. The Company had statutory reserve balances of $3,005 and $5,187 as of December 31, 2007 and 2008, respectively. In addition, the PRC subsidiaries’ share capital of $12,208 and $12,208 as at December 31, 2007 and 2008, respectively, was considered restricted due to restrictions on the distribution of share capital. As a result of the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portions amounted to $15,213 and $17,395 as of December 31, 2007 and 2008, respectively.

The restricted net assets held by the Company’s consolidated subsidiaries exceeded 25% of the consolidated net assets as of December 31, 2008. As a result, the Company has included Schedule I in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

16.	Subsequent Events

On January 12, 2009, the Company declared a dividend of $14,715 to the existing shareholders, $13,261 of which was paid up to September 22, 2009.

On February 6, 2009, Linkage Cayman issued 14,244,856 shares to WT Investment Co., Ltd (“WT Investment”), one of the three shareholders of the Company, at $0.01 per share for a total consideration payable of $142.

In April 2009, the Company issued a total of 421,240,739 of its ordinary shares, having a par value of $0.01 per share, to all then existing shareholders in exchange for their 421,240,739 ordinary shares having a par value of HK$0.10. The effective change in par value of the Company’s ordinary shares has been retroactively reflected in the consolidated financial statements for all periods presented.

In June 2009, the Company and Lianchuang Technology formally entered into a license agreement relating to technologies that are the subject of certain patents and patent applications, pursuant to which Lianchuang Technology granted the Company an exclusive and sub-license right to use these technologies. The Company is entitled to make improvements to the technologies and enjoy the use of the improvements made by Lianchuang Technology. In addition, the Company entered into an assignment agreement with Lianchuang Technology whereby Lianchuang Technology agreed to assign to the Company the rights in the patents or certain patent applications, including proprietary technologies and trade secrets underlying these patents and patent applications. The Company is not required to make any payments to Lianchuang Technology under these agreements.

In June 2009, the authorized share capital has been increased from 600 million ordinary shares to 1,000 million ordinary shares. The par value of $0.01 each has not changed.

In July 2009, Linkage Nanjing and Lianchuang Technology entered into a supplementary agreement to the trademark license agreements (Note 11), pursuant to which Linkage Nanjing has been granted a right to use

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

these trademarks, free of charge, within the valid term of each licensed trademark, including the renewal periods. The term of this agreement is 20 years from the date thereof.

In July 2009, the 14,244,856 shares that the Company issued to WT Investment in February 2009 were returned to the Company by WT Investment for no consideration and were cancelled.

On July 27, 2009, the Company granted to an executive officer, options to purchase 6,197,907 ordinary shares of the Company at an exercise price of RMB0.25 ($0.04) per share. The option grant consists of three tranches of 1,652,775 shares, 2,065,969 shares, and 2,479,163 shares, each subject to cliff vesting on July 31, 2009, 2010, and 2011, respectively. The weighted average grant date fair value of the options was $0.84 per share. Total estimated compensation cost for those options expected to vest of $5,216 will be recognized over the requisite service period, which is approximately two years. On July 29, 2009, the executive officer paid $60 for the first tranche of 1,652,775 options.

On July 28, 2009, the Company adopted the 2009 Share Incentive Plan or the 2009 Plan. The Company reserved 61,979,069 shares for future grant of share options, restricted shares, restricted share units, and other awards to its employees, directors, and consultants under the 2009 Plan. Option awards are generally granted with an exercise price equal to the market price of the Company’s ordinary shares at the date of grant. The term of the options may not exceed ten years from the date of the grant. As of July 30, 2009, no awards have been granted under the 2009 Plan.

On September 16, 2009, the Company entered into a confirmation with Lianchuang Technology to formalize the pre-existing loan arrangements (Note 11) with Lianchuang Technology for 2006, 2007, 2008 and up to the date of this confirmation.

On September 17, 2009, the Company signed a memorandum of understanding with Lianchuang Technology to clarify that, prior to the effective dates of their trademark, patent and technology license agreements in October 2008, June 2009, and July 2009, all intellectual properties owned by Lianchuang Technology and used by the Company shall be deemed to have been validly licensed to the Company free of charge.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands US$, except share and per share amounts)

	December 31,
	2007	2008

ASSETS
Current Assets:
Cash and cash equivalents	$21	$23
Prepaid expenses and other current assets	–	374
Investment in subsidiaries	34,201	34,755

Total assets	34,222	35,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	381	–
Amount due to subsidiary	3,281	1,474
Dividend payable	2,338	–

Total current liabilities	6,000	1,474

Shareholders’ equity:
Ordinary shares ($0.01 par value, 600,000,000 shares authorized; 406,995,883 and 406,995,883 issued and outstanding as of December 31, 2007 and 2008, respectively)	4,070	4,070
Additional paid-in-capital	4,840	7,123
Accumulated other comprehensive income	2,636	4,573
Retained earnings	16,676	17,912

Total shareholders’ equity	28,222	33,678

Total liabilities and shareholders’ equity	$34,222	$35,152

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS

(In thousands US$)

	Year ended December 31,
	2006	2007	2008

General and administrative expenses	$–	$(522)	$(143)

Total operating expenses	–	(522)	(143)
Profit from investment in subsidiaries	9,171	13,082	17,003
Other income	–	23	239

Income before income tax expense	9,171	12,583	17,099
Income tax expense	–	–	–

Net income	$9,171	$12,583	$17,099

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands US$)

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income	$9,171	$12,583	$17,099
Adjustments to reconcile net income to net cash provided by operating activities:
Profit from investment in subsidiary	(9,171)	(13,082)	(17,003)
Changes in assets and liabilities:
Accrued expense and other payables	–	381	(381)
Prepaid expenses and other current assets	–	–	(374)
Amount due to subsidiary	–	141	912

Net cash provided by operating activities	–	23	253

Cash flows from investing activities:
Dividends received from subsidiary	1,654	2,232	20,669
Capital contribution to subsidiary	–	(4,200)	–

Net cash provided by (used in) investing activities	1,654	(1,968)	20,669

Cash flows from financing activities:
Dividends paid to shareholders	(1,654)	(1,174)	(18,201)
Proceeds from subsidiary borrowings	–	3,140	570
Repayment of subsidiary borrowings	–	–	(3,289)

Net cash used in financing activities	(1,654)	1,966	(20,920)

Net increase in cash and cash equivalents	–	21	2
Cash and cash equivalents, beginning of period	–	–	21

Cash and cash equivalents, end of period	$–	$21	$23

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands US$, except share and per share amounts)

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2008, $17,395 was not available for distribution, and as such, the condensed financial information of Linkage Technologies International Holdings Limited (“Linkage Cayman”) has been presented for the years ended December 31, 2006, 2007 and 2008.

1.	Basis for Preparation

Linkage Cayman was incorporated in the Cayman Islands on February 24, 2004. Prior to December 2008, Linkage Cayman did not have any operations, and the business of the Company was conducted primarily through Linkage Technologies Investment Limited and its subsidiaries (“Linkage BVI”). On December 16, 2008, Linkage BVI became a wholly-owned subsidiary of Linkage Cayman as a result of a legal reorganization described in Note 1 to the consolidated financial statements of the Company. The condensed financial information of the Parent Company presented herein represents the accounts of Linkage BVI for the two years ended December 31, 2007 and the period from January 1, 2008 to December 15, 2008, and the accounts of Linkage Cayman for the period from December 16, 2008 to December 31, 2008. For all periods presented, all references to number of ordinary shares and per share data have been restated to give retroactive effect to the share exchange disclosed in Note 1 to the consolidated financial statements of the Company.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements of the Company and its subsidiaries except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands US$, except share and per share amounts)

As of
June 30,
2009

ASSETS
Current Assets:
Cash and cash equivalents	$16,715
Restricted cash	1,188
Trade accounts receivable, net	69,092
Inventories, contracts in progress and deferred costs	14,586
Prepaid expenses and other current assets	5,882
Amount due from related party	206
Deferred tax assets — current	4,919

Total current assets	112,588
Restricted cash- noncurrent	402
Property and equipment, net	2,486
Deferred tax assets — noncurrent	49

Total assets	$115,525

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	$24,872
Trade accounts payable	14,186
Accrued payroll and welfare	10,116
Deferred revenue	15,725
Accrued expenses and other payables	7,228
Income tax payable	1,456
Dividend payable	2,198
Deferred tax liabilities — current	5,645

Total liabilities	81,426

Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares ($0.01 par value; 1,000,000,000 shares authorized, 421,240,739 shares issued, 406,995,883 outstanding)	4,070
Additional paid-in capital	7,123
Accumulated other comprehensive income	4,563
Retained earnings	18,343

Total shareholders’ equity	34,099

Total liabilities and shareholders’ equity	$115,525

See the accompanying notes to unaudited condensed consolidated financial statements.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands US$, except share and per share amounts)

	For the Six Months Ended June 30,
	2008	2009

Revenues:
Software development	$29,487	$58,736
IT services	2,024	1,692
Third-party hardware and software	1,474	6,181

Total revenues	32,985	66,609

Cost of revenues:
Software development	(14,427)	(27,531)
IT services	(474)	(873)
Third-party hardware and software	(1,296)	(5,503)

Total cost of revenues	(16,197)	(33,907)

Gross profit	16,788	32,702

Operating expenses:
Sales and marketing expenses	(3,513)	(4,174)
General and administrative expenses	(4,376)	(7,649)
Research and development expenses	(819)	(2,914)

Total operating expenses	(8,708)	(14,737)

Income from operations	8,080	17,965

Other income (expense):
Interest income	92	62
Interest expense	(371)	(320)
Other income (expense), net	195	520

Total other income (expense), net	(84)	262

Income before income taxes	7,996	18,227
Income tax expense	(2,249)	(3,081)

Net income	$5,747	$15,146

Net income per share:
Basic	$0.01	$0.04
Diluted	$0.01	$0.04
Shares used in computation of net income per share:
Basic	406,995,883	406,995,883
Diluted	406,995,883	406,995,883
Dividends declared per share	$0.005	$0.036
Includes share-based compensation related to:
Cost of revenues software development	$1,820	$—
Sales and marketing expenses	$232	$—
General and administrative expenses	$231	$—

See the accompanying notes to unaudited condensed consolidated financial statements.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In thousands US$, except share and per share amounts)

				Accumulated
			Additional	Other		Total
	Ordinary shares		Paid-in	Comprehensive	Retained	Shareholders’	Comprehensive
	Shares	Amount	Capital	Income (Loss)	Earnings	Equity	Income

Balance at January 1, 2008	406,995,883	$4,070	$4,840	$2,636	$16,676	$28,222	$—
Net income	—	—	—	—	5,747	5,747	5,747
Foreign currency translation adjustment	—	—	—	1,640	—	1,640	1,640
Share-based compensation			2,283			2,283	—
Dividend declared	—	—	—	—	(2,000)	(2,000)	—

Balance at June 30, 2008	406,995,883	$4,070	$7,123	$4,276	$20,423	$35,892	$7,387

				Accumulated
			Additional	Other		Total
	Ordinary shares		Paid-in	Comprehensive	Retained	Shareholders’	Comprehensive
	Shares	Amount	Capital	Income (Loss)	Earnings	Equity	Income

Balance at January 1, 2009	406,995,883	$4,070	$7,123	$4,573	$17,912	$33,678	$—
Net income	—	—	—	—	15,146	15,146	15,146
Foreign currency translation adjustment	—	—	—	(10)	—	(10)	(10)
Dividend declared	—	—	—	—	(14,715)	(14,715)	—

Balance at June 30, 2009	406,995,883	$4,070	$7,123	$4,563	$18,343	$34,099	$15,136

See the accompanying notes to unaudited condensed consolidated financial statements.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands US$, except share and per share amounts)

	For the Six Months Ended June 30,
	2008	2009

Cash flows from operating activities:
Net income	$5,747	$15,146
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,283	—
Depreciation	365	526
Loss (gain) on disposal of property and equipment	(16)	8
Provision for doubtful accounts	6	—
Provision for expected losses on uncompleted contracts	(30)	—
Deferred taxes	1,318	(830)
Changes in assets and liabilities:
Trade accounts receivable	7,141	(16,699)
Inventories, contracts in progress and deferred costs	7,414	(5,656)
Prepaid expenses and other current assets	1,391	101
Trade Accounts payable	(5,355)	237
Accrued payroll and welfare	(3,985)	(1,393)
Deferred revenue	942	(1,360)
Accrued expenses and other payables	195	2,929
Income tax payable	(250)	(141)

Net cash provided/(used) by operating activities	17,166	(7,132)

Cash flows from investing activities:
Change in restricted cash	(5)	64
Purchases of property and equipment	(513)	(1,211)
Loans made to related party	(15,726)	(6,062)
Loans repaid by related party	15,726	5,856

Net cash used in investing activities	(518)	(1,353)

Cash flows from financing activities:
Dividend paid	(4,337)	(12,517)
Proceeds from short-term bank borrowings	11,514	24,882
Repayment of short-term bank borrowings	(20,149)	(5,125)

Net cash provided/(used) in financing activities	(12,972)	7,240

Effect of exchange rate changes	70	(16)

Net increase/(decrease) in cash and cash equivalents	3,746	(1,261)
Cash and cash equivalents, beginning of the period	17,696	17,976

Cash and cash equivalents, end the period	$21,442	$16,715

Supplemental disclosure of cash flow information:
Income taxes paid	$1,198	$2,417
Interest paid	$371	$320

See the accompanying notes to unaudited condensed consolidated financial statements.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands US$, except share and per share amounts)

1.	Principal Activities

Linkage Technologies International Holdings Limited (“Linkage Cayman”) and its subsidiaries (collectively, the “Company”) are principally engaged in the provision of customized software development and IT services, including system integration and IT consulting services, to telecommunication carriers and their provincial subsidiaries in the People’s Republic of China (the “PRC”).

2.	Summary of Significant Accounting Policies

(a)	Basis of Preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Security and Exchange Commission, regarding interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Company’s audited consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. While assumptions and estimates are based on the facts and circumstances existing as of June 30, 2009, actual results could differ from such estimates.

(b)	Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies used in the preparation of the Company’s consolidated financial statements for the years ended December 31, 2006, 2007 and 2008. The following accounting policy became significant during the six months ended June 30, 2009:

Deferred Costs

Deferred costs mainly consist of (i) pre-contract costs that are incurred for specific anticipated software development contracts and whose recoverability from that contract is deemed probable, and (ii) the cost of hardware, software and spare parts acquired by the Company and delivered to the customer under system integration arrangement for which the Company acts as the primary obligor and reports revenue on a gross basis. Deferred costs are expensed upon the final acceptance date when revenue is recognized.

(c)	Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for the Company’s fiscal year beginning January 1,

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

In June 2009 the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective for the Company’s fiscal year beginning January 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

In October 2009, the FASB issued EITF 08-1, “Multiple-Deliverable Revenue Arrangements”. EITF 08-1 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in EITF 00-21 for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. EITF 08-1 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of EITF 08-1 on its consolidated financial statements.

In October 2009, the FASB issued EITF 09-3, “Certain Revenue Arrangements That Include Software Elements”. EITF 09-3 changes the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance in SOP 97-2, Software Revenue Recognition. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. This EITF will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of EITF 09-3 on its consolidated financial statements.

3.	Ordinary Share Issuance

In February 2009, Linkage Cayman issued 14,244,856 ordinary shares to WT Investment Co., Ltd. (“WT Investment”), one of the shareholders of the Company, at $0.01 per share for a total consideration payable of $142. These shares were to be held by WT Investment in trust for subsequent issuance to other employees of the Company. As such, the Company has accounted for such shares as issued but not outstanding in the unaudited condensed consolidated financial statements and has excluded such shares in the computation of earnings per share. In June 2009, these shares were returned to the Company by WT Investment for no consideration and were cancelled.

In June 2009, the authorized share capital was increased from 600 million ordinary shares to 1,000 million ordinary shares. The par value of $0.01 each did not change.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

4.	Trade Accounts Receivable, net

Trade accounts receivable, net consisted of the following:

As of
June 30,
2009

Billed receivables	$35,118
Unbilled receivables	34,118
Less: Allowance for doubtful accounts	(144)

Trade accounts receivable, net	$69.092

5.	Inventories, Contracts in Progress and Deferred Costs

Inventories, contracts in progress and deferred costs consisted of the following:

As of
June 30,
2009

Inventories	$3,019
Contracts in progress	7,345
Deferred costs	4,222

Total	$14,586

6.	Property and Equipment, net

Property and equipment, net consisted of the following:

As of
June 30,
2009

Computer	$4,993
Furniture, fixtures and office equipment	213
Motor vehicles	632

5,838
Less: accumulated depreciation	(3,352)

Property and equipment, net	$2,486

Depreciation expense for the six months ended June 30, 2008 and 2009 was approximately $365 and $526, respectively.

7.	Short-term Bank Borrowings

As of June 30, 2009, the Company had outstanding borrowings of RMB170,000 (approximately $24,872) under various loan agreements with commercial banks. The terms of the borrowings required repayment within four months to one year and the borrowings were used for working capital purposes. There were no covenants. The interest rates for these borrowings ranged from 4.86% to 7.84%. The weighted average interest rates for the borrowings during the six months ended June 30, 2008 and 2009 were 7.02% and 5.09%, respectively.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

8.	Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

As of
June 30,
2009

Accrued expenses	$5,050
Other payable	1,700
Other taxes payable	478

$7,228

9.	Income Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, Linkage Cayman and Linkage Technologies Investment Limited (“Linkage BVI”) are not subject to tax on their respective income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.

Hong Kong

The profits of Hong Kong Linkage Technology Limited (“Linkage Hong Kong”) are subject to income tax at 16.5% for 2008 and 2009.

PRC

The two PRC entities Linkage Technology (Nanjing) Co., Ltd. (“Linkage Nanjing”) and Suzhou United New Service and Technology Corporation (“Linkage Suzhou”) were governed by the PRC Corporate Income Tax Law (“the New CIT Law”), which became effective from January 1, 2008. Foreign investment enterprises and domestic companies are subject to a uniform tax rate of 25%.

Linkage Nanjing was eligible for a preferential tax rate of 15% for 2008 and 2009, since it obtained High and New Technology Enterprise (“HNTE”) status on December 9, 2008 with a valid period of three years.

On December 31, 2008, the Company received a notification from the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Commerce, and the State Administration of Taxation that Linkage Nanjing qualified as a “Key Software Enterprise” for fiscal year 2008 and was therefore eligible for a 10% tax rate for income earned during 2008.

Under the prevailing CIT Law, where the preferential policies overlap, enterprises shall select the most preferential policies and shall not enjoy any overlapped policy or change policies upon selection. Linkage Nanjing decided to apply the 10% tax rate for 2008, as a qualified Key Software Enterprise.

As there is significant uncertainty in regard to obtaining similar preferential tax rates in years subsequent to 2008, Linkage Nanjing has applied 15% as the applicable tax rate for 2009 and for the purpose of determining the deferred taxes for 2008 and 2009.

Expenditures incurred for the research and development of new technology, products, and processes (“R&D”) qualify for deductions at 150% of the actual R&D expenditures for the current period.

Linkage Suzhou was subject to a uniform tax rate of 25% for 2008 and 2009 according to the new CIT law.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

The new CIT rules impose a 10% withholding tax on dividends distributed by an enterprise to its overseas shareholders. The rate can be reduced to 5% under China’s tax arrangement with Hong Kong. The reduced rate is not applicable for undistributed earnings from Linkage Nanjing to Linkage Hong Kong because Linkage Hong Kong did not hold any equity interest in Linkage Nanjing until December 2009. Therefore, the requirement that it must have held more than 25% or more of the equity interest in Linkage Nanjing at all times within the 12-month period immediately prior to receipt of the dividends was not fulfilled as of the end of June 30, 2009. Linkage Hong Kong has accrued deferred tax liabilities related to potential withholding tax in the amount of $808 and $nil for the six months ended June 30, 2008 and 2009, respectively, at the rate of 10% on the undistributed earnings from its investment in Linkage Nanjing generated in the relevant periods.

The Company has made its assessment of the level of tax authority for each uncertain tax position (including the potential application of interest and penalties) based on its technical merits. The Company had no material uncertain tax position as of June 30, 2009 or material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. The Company classifies interest and penalties related to income tax matters, if any, in income tax expense. As of June 30, 2009, the amount of interest and penalties related to uncertain tax positions was immaterial.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. For any tax exposures related with related party transactions, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The statue of limitations in Hong Kong is six years.

Income tax expense consisted of the following:

	Six Months
	Ended June 30,
	2008	2009

Current:
Hong Kong	$—	$1,636
PRC	931	2,275

Total current income tax expense	$931	$3,911

Deferred:
Hong Kong	$778	$(1,626)
PRC	540	796

Total deferred income tax expense/(recovery)	$1,318	$(830)

Total income tax expense	$2,249	$3,081

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

The principal components of the deferred income tax assets and liabilities were as follows:

As of
June 30,
2009

Deferred income tax assets:
Deferred revenue	$4,897
Depreciation	27
Net operating losses carried forward	22
Other	22

Total deferred income tax assets	$4,968

Deferred income tax liabilities:
Withholding tax	$(144)
Contracts in progress	(5,501)

Total deferred income tax liabilities	$(5,645)

Net deferred income tax liabilities	$(677)

Reported as:
Deferred tax assets — current	$4,919
Deferred tax assets — non current	49
Deferred tax liabilities — current	(5,645)

Net deferred income tax liabilities	$(677)

Reconciliation between the provision for income tax computed by applying the PRC enterprise income tax rates to income before income taxes and the actual provision for income tax was as follows:

	Six Months
	Ended June 30,
	2008	2009

PRC statutory tax rate	25.0%	25.0%
Effect of tax holiday	(16.9)%	(11.2)%
Additional R&D deduction	(3.4)%	(1.3)%
Permanent differences	6.0%	4.6%
Effect of different tax rate of group entity operating in other jurisdictions	0.3%	(0.1)%
Share-based compensation expenses that are not deductible	7.1%	—
Withholding tax on retained earnings to be distributed	10.1%	—

Effective tax rate	28.1%	16.9%

Tax that would otherwise have been payable without tax holidays amounted to $3,601 and $5,130 for the six months ended June 30, 2008 and 2009, representing an decrease in basic income per ordinary share of $nil and $0.01 and diluted income per ordinary share of $nil and $0.01 for the six months ended June 30, 2008 and 2009, respectively.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

10.	Employee Benefit Plan

The Company’s subsidiaries in China participate in a government-mandated multi-employer defined contribution plan for its full time employees pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to contribute an amount based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations. The Company has no further commitments beyond its contribution. During the six months ended June 30, 2008 and 2009, the Company contributed and recorded expenses of $1,030 and $2,430, respectively.

11.	Related Party Transactions

On June 30, 2004, Linkage BVI, a wholly-owned subsidiary of the Company, acquired the telecommunication business from Lianchuang Technology Company Limited (“Lianchuang Technology”). Subsequent to the June 30, 2004 transfer date, Lianchuang Technology continued to conduct activities in various lines of business, including the sales and distribution of computer hardware, taxation software, transportation payment systems, and the provision of roadside emergency services. Through March 2008 and June 2007, the Company and Lianchuang Technology had the same board of directors and shareholders, respectively. The Company’s CEO is also the chairman of the board of Lianchuang Technology.

In conjunction with the June 30, 2004 transfer, Lianchuang Technology allowed the Company to use its trademarks, patents and technologies relating to the acquired telecommunication business for no consideration. During the six months ended June 30, 2008 and 2009, the Company used the trademarks, patents and technologies free of charge. In October 2008, the Company and Lianchuang Technology formally entered into trademark license agreements, pursuant to which Lianchuang Technology granted the Company for nil consideration a license to use certain trademarks.

During the six months ended June 30, 2008 and 2009, the Company leased an office building from Linkage Technology Labor Union, a union established in accordance with the Chinese Labor Union Law and whose members are employees of Linkage Nanjing, for $36 and $110 and leased vehicles from Lianchuang Technology for $54 and $55, respectively. Both contracts are renewable annually.

During the six months ended June 30, 2008 and 2009, the Company purchased employee training services from Nanjing Jingling College of Software Education, a subsidiary of Lianchuang Technology, for $191 and $202, respectively.

During the six months ended June 30, 2008 and 2009, the Company provided loans of $15,726 and $6,062 to Lianchuang Technology, respectively. There were no formal loan agreements. Most of the loans were repaid within one to six months. The Company has not received any interest on the loans. As of June 30, 2009, there were loans of $206 due from Lianchuang Technology.

12.	Commitments and Contingencies

a)	Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. The Company did not have any claims or legal proceedings that have a significant impact on its business, assets or operations.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

Certain customized software contracts include indemnification clauses that indemnify the Company’s customers against liabilities and damages arising from intellectual property infringement claims relating to the software licensed by the Company. The indemnification obligates the Company to make payments to the guaranteed licensee if an infringement claim against the licensee occurs that results in any liabilities or damages related to the licensed software. The Company has not recorded any liability with respect to the potential infringement and profit sharing claims associated with the Company’s intellectual property as it is the Company’s assessment that the risk of such claim resulting from the potential infringement is remote.

b)	Letters of credit

The Company’s revolving credit facilities which have been renewed on February 4, 2009 provided for letters of credit and letters of guarantee up to an aggregate of $13,000. As of June 30, 2009, there were letters of guarantee of $640 issued under the facilities for Linkage Hong Kong and the unused credit facilities totaled $12,360. The credit facilities had no collateral.

13.	Business and Credit Concentration

The Company’s customers are primarily the headquarters and the provincial subsidiaries of three major telecommunication carriers in the PRC. Currently, all major telecommunication carriers in the PRC are primarily state-owned and are subject to extensive government regulation and control. In aggregate, these three communications carriers accounted for 99% and 100% of our revenues for the periods ended June 30, 2008 and 2009, respectively.

Despite being state-owned, the headquarters and provincial subsidiaries of the three major telecommunication carriers generally contract on an individual entity basis. The following table summarizes sales to an entity that individually comprise 10% or more of total revenues:

	Six Months
	Ended June 30,
	2008	%	2009	%

Customer A	$12,521	14	$7,678	12

The following table summarizes the accounts receivable from a customer that individually comprise 10% or more of total trade accounts receivable.

	As of
	June 30,
	2009	%

Customer A	7,206	11

14.	Segment and geographic information

The Company engages primarily in the provision of software development and IT services, and the procurement and sale of third-party hardware and software (“third-party products”) to the major telecommunication carriers and their provincial subsidiaries in the PRC.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer and the senior management, who regularly review the operating results of the segments when making decisions about allocating resources and assessing performance of the Company.

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the CODM for making decisions, allocating resources, and assessing performance. The Company has determined that it has two operating and reportable

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

segments: (i) software development and (ii) IT services and third-party products. The software development segment is responsible for the development, modification, integration, maintenance, and enhancements of customized software based on customer specifications and requirements. The IT services and third party products segment is responsible for the provision of system integration services, third-party hardware and software maintenance, network support, consulting services and the procurement and sale of third-party hardware and software.

The CODM evaluates segment performance based on revenues, cost of revenues, and gross profit. Accordingly, all expenses are considered corporate level activities and are not allocated to segments. The CODM reviews segment revenues and cost of revenues net of the cost of third-party hardware and software. Gross profit is measured on the same basis as that used in the Company’s consolidated financial statements. Assets are not allocated to segments for internal reporting purposes.

The Company’s revenues are all generated from external customers. The revenues and gross profit by segment are as follows:

	For the Six Months Ended June 30,
	2008			2009
		IT service			IT service
	Software	and Third-party	Total	Software	and Third-party	Total
	Development	products	Reported	Development	products	Reported

Revenues:
Segment revenue	$29,487	$2,202	$31,689	$58,736	$2,370	$61,106
Cost of third-party products	—	1,296	1,296	—	5,503	5,503

Total	29,487	3,498	32,985	58,736	7,873	66,609

Cost of revenues:
Segment Cost	14,427	474	14,901	27,531	873	28,404
Cost of third-party products	—	1,296	1,296	—	5,503	5,503

Total	14,427	1,770	16,197	27,531	6,376	33,907

Gross Profit	$15,060	$1,728	$16,788	$31,205	$1,497	$32,702

Geographic information

As the Company primarily operates in the PRC and generates substantially all of its revenue from customers in the PRC, no geographic segments are presented.

Substantially all the Company’s long-lived assets are located in the PRC.

15.	Restricted net assets

Pursuant to laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the respective subsidiaries. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund, and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit as determined under PRC GAAP. The other fund appropriations are at the discretion of the respective subsidiaries. These reserve funds can only be used for the specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The appropriations to the general reserve are required until the balance reaches 50% of the subsidiaries registered capital. The Company had statutory reserve balances of $5,187 as of June 30, 2009. In

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands US$, except share and per share amounts)

addition, the PRC subsidiaries’ share capital of $12,208 as of June 30, 2009 was considered restricted due to restrictions on the distribution of share capital. As a result of the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portions amounted to $17,395 as of June 30, 2009.

16.	Subsequent events

The Company has performed an evaluation of subsequent events through November 18, 2009, which is the date the unaudited interim condensed consolidated financial statements were issued.

In July 2009, Linkage Nanjing and Lianchuang Technology entered into a supplementary agreement to the trademark license agreements, pursuant to which Linkage Nanjing has been granted a right to use these trademarks, free of charge, within the valid term of each licensed trademarks, including the renewal periods. The term of this agreement is 20 years from the date thereof.

In July 2009, the 14,244,856 shares that the Company issued to WT Investment in February 2009 were returned to the Company by WT Investment for no consideration and were cancelled.

On July 27, 2009, the Company granted to an executive officer, options to purchase 6,197,907 ordinary shares of the Company at an exercise price of RMB0.25 ($0.04) per share. The option grant consist of three tranches of 1,652,775 shares, 2,065,969 shares, and 2,479,163 shares, each subjected to cliff vesting on July 31, 2009, 2010 and 2011, respectively. The weighted average grant date fair value of the options was $0.84 per share. Total estimated compensation cost for those options expected to vest of $5,216 will be recognized over the requisite service period, which is approximately two years. On July 29, 2009, the executive officer paid $60 for the first tranche of 1,652,775 options.

On July 28, 2009, the Company adopted the 2009 Share Incentive Plan or the 2009 Plan. The Company reserved 61,979,069 shares for future grant of share options, restricted shares, restricted share units, and other awards to its employees, directors, and consultants under the 2009 Plan. Option awards are generally granted with an exercise price equal to the market price of the Company’s ordinary shares at the date of grant. The term of the options may not exceed ten years from the date of the grant. As of November 18, 2009, no awards have been granted under the 2009 Plan.

On September 16, 2009, the Company entered into a confirmation with Lianchuang Technology to formalize the pre-existing loan arrangements (Note 10) with Lianchuang Technology for 2006, 2007, 2008 and up to the date of this confirmation.

On September 17, 2009, the Company signed a memorandum of understanding with Lianchuang Technology to clarify that, prior to the effective dates of their trademark, patent and technology license agreements in October 2008, June 2009, and July 2009, all intellectual properties owned by Lianchuang Technology and used by the Company shall be deemed to have been validly licensed to the Company free of charge.

10,200,000 American Depositary Shares

Linkage Technologies
International Holdings Limited

Representing 102,000,000 Ordinary Shares

PRELIMINARY PROSPECTUS

          , 2009

Citi	Barclays Capital

Piper Jaffray	Susquehanna Financial Group, LLLP	Wedbush Securities

     Until          , 2010, all dealers that buy, sell or trade ADSs or Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters.

Part II

Information Not Required in Prospectus

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. We intend to adopt an amended and restated articles of association that will provide for indemnification of officers and directors for expenses, judgments, fines and settlement amounts incurred in their capacities as such but the indemnity does not extend to any matter in respect of any fraud or dishonesty which may attach to our officers and directors.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

See “Description of Share Capital—History of Securities Issuances and Transfers.”

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nanjing, People’s Republic of China, on November 25, 2009.

LINKAGE TECHNOLOGIES INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Libin Sun
Name: Libin Sun
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Libin Sun Libin Sun		Chairman and Chief Executive Officer (principal executive officer)	November 25, 2009

/s/ * Guoxiang Liu		Director and President	November 25, 2009

/s/ * Dr. Xiwei Huang		Director, Chief Operating Officer and Chief Accounting Officer (principal financial and accounting officer)	November 25, 2009

/s/ * Kirk Y. Yang		Senior Vice President and Chief Financial Officer	November 25, 2009

/s/ * Donald J. Puglisi Managing Director Puglisi & Associates		Authorized U.S. Representative	November 25, 2009

* By	/s/ Libin Sun Linbin Sun Attorney-in-Fact

Linkage Technologies International Holdings Limited

Exhibit Index

Exhibit
Number		Description of Document

1	.1†	Form of Underwriting Agreement.
3	.1*	Memorandum and Articles of Association of the Registrant, as currently in effect.
3	.2*	Amended and Restated Memorandum and Articles of Association of the Registrant (effective immediately upon commencement of the trading of the Company’s American depositary shares representing its ordinary shares on the New York Stock Exchange).
4	.1*	Form of American Depositary Receipt (included in Exhibit 4.3).
4	.2*	Registrant’s Specimen Certificate for ordinary shares.
4	.3*	Form of Deposit Agreement, dated as of , among the Registrant, the depositary and owners and holders of the American Depositary Shares.
4	.4*	English Translation of Trademark License Agreements, dated October 10, 2008, between Linkage Technology (Nanjing) Co., Ltd. and Lianchuang Technology Company Limited.
4	.5*	Supplementary Agreement to the Trademark License Agreements, dated July 28, 2009, between Linkage Technology (Nanjing) Co., Ltd. and Lianchuang Technology Company Limited.
4	.6*	English Translation of Patent Application Technology Licensing Agreement, dated June 23, 2009, between Linkage Technology (Nanjing) Co., Ltd. and Lianchuang Technology Company Limited.
4	.7*	English Translation of Patent and Patent Application Assignment Agreement, dated June 23, 2009, between Linkage Technology (Nanjing) Co., Ltd. and Lianchuang Technology Company Limited.
4	.8*	English Translation of Non-competition Commitment Letter, dated July 28, 2009, issued by Lianchuang Technology Company Limited.
4	.9*	Form of Declaration of Trust.
4	.10*	Form of Cancellation of Declaration of Trust.
4	.11*	Form of Irrevocable Voting Proxy.
4	.12*	Form of Lock-up Agreement.
4	.13*	Share Transfer Agreements, dated October 7, 2008, between LT International Limited, HF International Limited and WT Investment Co., Ltd and the Registrant.
4	.14*	Memorandum of Understanding, dated September 17, 2009, between Linkage Technology (Nanjing) Co., Ltd. and Lianchuang Technology Company Limited.
5	.1*	Opinion of Conyers Dill & Pearman, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered.
8	.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1).
8	.2*	Opinion of Latham & Watkins LLP, U.S. counsel to the Registrant, regarding certain U.S. tax matters.
10	.1*	2009 Share Incentive Plan.
10	.2*	Form of Indemnification Agreement with the Registrant’s directors.
10	.3*	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant.
10	.4*	English Translation of the Form of Confidentiality Agreement between Linkage Technology (Nanjing) Co., Ltd. and a Senior Executive Officer of the Registrant.
10	.5*	English Translation of the Form of Lease Agreements, between Linkage Technology (Nanjing) Co., Ltd. and Jiangsu TongDa Property Management Co., Ltd.
10	.6*	English Translation of the Form of Lease Agreements, between Linkage Technology (Nanjing) Co., Ltd. and Nanjing Shijie Zhichuang Technology Software Park Co., Ltd.
10	.7*	Confirmation, dated September 16, 2009, with respect to loans borrowed by Lianchuang Technology Company Limited from Linkage Technology (Nanjing) Co., Ltd.
21	.1*	Subsidiaries of the Registrant.
23	.1†	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

Exhibit
Number		Description of Document

23	.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
23	.3*	Consent of Latham & Watkins LLP (included in Exhibit 8.2).
23	.4*	Consent of American Appraisal China Limited, Independent Appraiser to the Registrant.
23	.5*	Consent of Global Law Office (included in Exhibit 99.2).
23	.6*	Consent of Sean Shao.
24	.1*	Powers of Attorney (included as part of signature page).
99	.1*	Form of Code of Business Conduct and Ethics of the Registrant
99	.2*	Opinion of Global Law Office, PRC counsel to the Registrant, regarding certain PRC legal matters.

*	Filed previously

†	Filed herewith